UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 15, 2024

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Consolidated Financial Statements

Year ended December 31, 2023

This document is a free translation into English of the yearly financial report prepared in French and is provided solely for the convenience of English speaking readers.

Warning

The audit procedures are being finalized and the audit report will be issued in March 2024.

Significant events 2023

Takeover of VOO in Belgium	French pension reform	Restructuring programs

Following the approval of the European Commission, Orange Belgium has finalized on June 2nd, 2023, the acquisition of 75% of the capital minus one share of VOO for 1,369 million euros from Nethys.

The Group has granted Nethys a put option on its remaining stake, exercisable for three years.

In France, the pension reform enacted on April 14, 2023 led to the recognition of an additional provision of 241 million euros in respect of the French part-time for seniors plans (Temps Partiel Senior - TPS), which provided for the extension of measures for employees affected by the reform, and to the recognition of a provision reversal of 22 million euros for post-employment benefits.

In 2023, the Group launched transformation programs in France and abroad.

These programs notably involve the implementation of departure plans for Orange Business and Orange Bank activities, for which discussions with employee representative bodies in France are in progress at December 31, 2023.

In view of the progress of discussions, costs and provisions were recognized for a total of
(215) million euros at December 31, 2023 for the Orange Business restructuring program in France and abroad and (122) million euros for the Orange Bank plan.

Note 3.2	Note 6	Note 5.3

Table of contents

Financial statements

Consolidated income statement

Consolidated statement of comprehensive income

Consolidated statement of financial position

Consolidated statement of changes in shareholders' equity

Analysis of changes in shareholders' equity related to components of the other comprehensive income

Consolidated statement of cash flows

Notes to the Consolidated Financial Statements

Note 1 Segment information

1.1 Basis of preparation of segment information

1.2 Segment revenue

1.3 Segment revenue to consolidated net income in 2023

1.4 Segment revenue to consolidated net income in 2022

1.5 Segment revenue to consolidated net income in 2021

1.6 Segment investments

1.7 Segment assets

1.8 Segment equity and liabilities

1.9 Simplified statement of cash flows on telecommunication and Mobile Financial Services activities

1.10 Definition of operating segments and performance indicators

Note 2 Description of business and basis of preparation of the Consolidated Financial Statements

2.1 Description of business

2.2 Basis of preparation of the financial statements

2.3 New standards and interpretations applied from January 1, 2023

2.4 Standards and interpretations compulsory after December 31, 2023 with no early adoption

2.5 Accounting policies, use of judgment and estimates

Note 3 Gains and losses on disposal and main changes in scope of consolidation

3.1 Gains (losses) on disposal of fixed assets, investments and activities

3.2 Main changes in the scope of consolidation

Note 4 Sales

4.1 Revenue

4.2 Other operating income

4.3 Trade receivables

4.4 Customer contract net assets and liabilities

4.5 Other assets

Note 5 Purchases and other expenses

5.1 External purchases

5.2 Other operating expenses

5.3 Restructuring costs

5.4 Broadcasting rights and equipment inventories

5.5 Prepaid expenses

5.6 Trade payables (goods and services)

5.7 Other liabilities

Note 6 Employee benefits

6.1 Labor expenses

6.2 Employee benefits

6.3 Share-based compensation

6.4 Executive compensation

Note 7 Impairment losses and goodwill

7.1 Impairment losses

7.2 Goodwill

7.3 Key assumptions used to determine recoverable amounts

7.4 Sensitivity of recoverable amounts

Note 8 Fixed assets

8.1 Gains (losses) on disposal of fixed assets

8.2 Depreciation and amortization

8.3 Impairment of fixed assets

8.4 Other intangible assets

8.5 Property, plant and equipment

8.6 Fixed assets payables

8.7 Dismantling provisions

Note 9 Lease agreements

9.1 Right-of-use assets

9.2 Lease liabilities

Note 10 Taxes

10.1 Operating taxes and levies

10.2 Income taxes

10.3 Developments in tax disputes and audits

10.4 International tax reform - Pillar Two

Note 11 Interests in associates and joint ventures

11.1 Change in interests in associates and joint ventures

11.2 Key figures from associates and joint ventures

11.3 Contractual commitments on interests in associates and joint ventures

Note 12 Related party transactions

Note 13 Financial assets, liabilities and financial results (telecom activities)

13.1 Financial assets and liabilities of telecom activities

13.2 Profits and losses related to financial assets and liabilities

13.3 Net financial debt

13.4 TDIRA

13.5 Bonds

13.6 Loans from development organizations and multilateral lending institutions

13.7 Financial assets

13.8 Derivatives

Note 14 Information on market risk and fair value of financial assets and liabilities (telecom activities)

14.1 Interest rate risk management

14.2 Foreign exchange risk management

14.3 Liquidity risk management

14.4 Financial ratios and commitments to sustainability targets

14.5 Credit risk and counterparty risk management

14.6 Commodity risk management (energy contracts)

14.7 Equity market risk

14.8 Capital management

14.9 Fair value of financial assets and liabilities

Note 15 Equity

15.1 Changes in share capital

15.2 Treasury shares

15.3 Dividends

15.4 Subordinated notes

15.5 Translation adjustments

15.6 Non-controlling interests

15.7 Earnings per share

Note 16 Unrecognized contractual commitments (telecom activities)

16.1 Operating activities commitments

16.2 Consolidation scope commitments

16.3 Financing commitments

Note 17 Mobile Financial Services activities

17.1 Financial assets and liabilities of Mobile Financial Services

17.2 Information on market risk management with respect to Orange Bank activities

17.3 Orange Bank’s unrecognized contractual commitments

Note 18 Litigation

Note 19 Subsequent events

Note 20 Main consolidated entities

Note 21 Auditors’ fees

The accompanying notes form an integral part of the Consolidated Financial Statements. The accounting policies are set out in the shaded areas of each note.

Consolidated income statement

(in millions of euros, except for per share data)		Note	2023	2022	2021
Revenue		4.1	44,122	43,471	42,522
External purchases		5.1	(19,322)	(18,732)	(17,973)
Other operating income		4.2	894	747	783
Other operating expenses		5.2	(452)	(413)	(700)
Labor expenses		6.1	(9,018)	(8,920)	(9,917)
Operating taxes and levies		10.1.1	(1,794)	(1,882)	(1,926)
Gains (losses) on disposal of fixed assets, investments and activities		3.1	90	233	2,507
Restructuring costs		5.3	(456)	(125)	(331)
Depreciation and amortization of fixed assets		8.2	(7,312)	(7,035)	(7,074)
Depreciation and amortization of financed assets		8.5	(129)	(107)	(84)
Depreciation and amortization of right-of-use assets		9.1	(1,522)	(1,507)	(1,481)
Effects resulting from business combinations			11	-	-
Impairment of goodwill		7.1	-	(817)	(3,702)
Impairment of fixed assets		8.3	(47)	(56)	(17)
Impairment of right-of-use assets		9.1	(69)	(54)	(91)
Share of profits (losses) of associates and joint ventures		11.1	(29)	(2)	3
Operating income			4,969	4,801	2,521
Cost of gross financial debt excluding financed assets			(1,073)	(775)	(829)
Interests on debts related to financed assets			(14)	(3)	(1)
Gains (losses) on assets contributing to net financial debt			283	48	(3)
Foreign exchange gain (loss)			(32)	(97)	65
Interests on lease liabilities			(258)	(145)	(120)
Other net financial expenses			(112)	52	106
Finance costs, net		13.2	(1,206)	(920)	(782)
Income taxes		10.2.1	(871)	(1,265)	(962)
Consolidated net income			2,892	2,617	778
Net income attributable to owners of the parent company			2,440	2,146	233
Non-controlling interests		15.6	451	471	545
Earnings per share (in euros) attributable to parent company		15.7
Net income
-	basic		0.85	0.73	0.00
-	diluted		0.85	0.73	0.00

Consolidated statement of comprehensive income

(in millions of euros)	Note	2023	2022	2021
Consolidated net income		2,892	2,617	778
Remeasurements of the net defined benefit liability	6.2	(96)	176	59
Assets at fair value	13.7-17.1	3	(116)	9
Income tax relating to items that will not be reclassified	10.2.2	20	(47)	(14)
Share of other comprehensive income in associates and joint ventures that will not be reclassified		14	0	(4)
Items that will not be reclassified to profit or loss (a)		(59)	13	51
Assets at fair value	13.7-17.1	2	4	1
Cash flow hedges	13.8.2	(269)	295	317
Translation adjustment gains and losses	15.5	(28)	(374)	200
Income tax relating to items that are or may be reclassified	10.2.2	66	(70)	(84)
Share of other comprehensive income in associates and joint ventures that are or may be reclassified		(26)	51	5
Items that are or may be reclassified subsequently to profit or loss (b)		(255)	(93)	439
Other consolidated comprehensive income (a) + (b)		(314)	(80)	490
Consolidated comprehensive income		2,578	2,537	1,267
Comprehensive income attributable to the owners of the parent company		2,108	2,050	687
Comprehensive income attributable to non-controlling interests		470	487	580

Consolidated statement of financial position

(in millions of euros)	Note	December 31, 2023	December 31, 2022	December 31, 2021
Assets
Goodwill	7.2	23,775	23,113	24,192
Other intangible assets	8.4	15,098	14,946	14,940
Property, plant and equipment	8.5	33,193	31,640	30,484
Right-of-use assets	9.1	8,175	7,936	7,702
Interests in associates and joint ventures	11	1,491	1,486	1,440
Non-current financial assets related to Mobile Financial Services activities	17.1	297	656	900
Non-current financial assets	13.1	1,036	977	950
Non-current derivatives assets	13.1	956	1,458	683
Other non-current assets	4.5	192	216	254
Deferred tax assets	10.2.3	598	421	692
Total non-current assets		84,811	82,847	82,236
Inventories	5.4	1,152	1,048	952
Trade receivables	4.3	6,013	6,305	6,029
Other customer contract assets	4.4	1,795	1,570	1,460
Current financial assets related to Mobile Financial Services activities	17.1	3,184	2,742	2,381
Current financial assets	13.1	2,713	4,541	2,313
Current derivatives assets	13.1	37	112	7
Other current assets	4.5	2,388	2,217	1,875
Operating taxes and levies receivables	10.1.2	1,233	1,265	1,163
Current taxes assets	10.2.3	240	149	181
Prepaid expenses	5.5	868	851	851
Cash and cash equivalents	13.1	5,618	6,004	8,621
Total current assets		25,241	26,803	25,834
Total assets		110,052	109,650	108,071

(in millions of euros)	Note	December 31, 2023	December 31, 2022	December 31, 2021
Equity and liabilities
Share capital		10,640	10,640	10,640
Share premiums and statutory reserve		16,859	16,859	16,859
Subordinated notes		4,950	4,950	5,497
Retained earnings		(625)	(666)	(656)
Equity attributable to the owners of the parent company		31,825	31,784	32,341
Non-controlling interests		3,274	3,172	3,020
Total equity	15	35,098	34,956	35,361
Non-current financial liabilities	13.1	30,535	31,930	31,922
Non-current derivatives liabilities	13.1	225	397	220
Non-current lease liabilities	9.2	7,099	6,901	6,696
Non-current fixed assets payables	8.6	1,608	1,480	1,370
Non-current financial liabilities related to Mobile Financial Services activities	17.1	73	82	0
Non-current employee benefits	6.2	2,551	2,567	2,798
Non-current dismantling provisions	8.7	698	670	876
Non-current restructuring provisions	5.3	196	43	61
Other non-current liabilities	5.7	299	276	306
Deferred tax liabilities	10.2.3	1,143	1,124	1,185
Total non-current liabilities		44,427	45,471	45,434
Current financial liabilities	13.1	5,451	4,702	3,421
Current derivatives liabilities	13.1	40	51	124
Current lease liabilities	9.2	1,469	1,509	1,369
Current fixed assets payables	8.6	2,926	3,101	3,111
Trade payables	5.6	7,042	7,067	6,738
Customer contract liabilities	4.4	2,717	2,579	2,512
Current financial liabilities related to Mobile Financial Services activities	17.1	3,073	3,034	3,161
Current employee benefits	6.2	2,632	2,418	2,316
Current dismantling provisions	8.7	40	26	21
Current restructuring provisions	5.3	281	119	124
Other current liabilities	5.7	2,779	2,526	2,338
Operating taxes and levies payables	10.1.2	1,483	1,405	1,436
Current taxes payables	10.2.3	460	538	425
Deferred income		135	149	180
Total current liabilities		30,526	29,223	27,276
Total equity and liabilities		110,052	109,650	108,071

Consolidated statement of changes in shareholders' equity

(in millions of euros)		Attributable to owners of the parent company							Attributable to non-controlling interests			Total equity
		Number of issued shares	Share capital	Share premiums and statutory reserve	Subor-dinated notes	Reserves	Other compre- hensive income	Total	Reserves	Other compre- hensive income	Total
Balance as of January 1, 2021		2,660,056,599	10,640	16,859	5,803	1,966	(711)	34,557	2,484	159	2,643	37,200
Consolidated comprehensive income		-	-	-	-	233	454	687	545	36	580	1,267
Share-based compensation	6.3	-	-	-	-	165	-	165	6	-	6	171
Purchase of treasury shares	15.2	-	-	-	-	(179)	-	(179)	-	-	-	(179)
Dividends	15.3	-	-	-	-	(2,127)	-	(2,127)	(218)	-	(218)	(2,345)
Issues and purchases of subordinated notes	15.4	-	-	-	(306)	(6)	-	(311)	-	-	-	(311)
Subordinated notes remuneration	15.4	-	-	-	-	(238)	-	(238)	-	-	-	(238)
Changes in ownership interests with no gain/loss of control	3.2	-	-	-	-	(185)	-	(185)	(213)	-	(213)	(398)
Changes in ownership interests with gain/loss of control(1)	3.2	-	-	-	-	-	-	-	249	-	249	249
Other movements		-	-	-	-	(28)	-	(28)	(28)	-	(28)	(55)
Balance as of December 31, 2021		2,660,056,599	10,640	16,859	5,497	(399)	(257)	32,341	2,825	195	3,020	35,361
Consolidated comprehensive income		-	-	-	-	2,146	(96)	2,050	471	16	487	2,537
Share-based compensation	6.3	-	-	-	-	11	-	11	3	-	3	14
Purchase of treasury shares	15.2	-	-	-	-	(7)	-	(7)	-	-	-	(7)
Dividends	15.3	-	-	-	-	(1,861)	-	(1,861)	(328)	-	(328)	(2,189)
Issues and purchases of subordinated notes	15.4	-	-	-	(547)	51	-	(496)	-	-	-	(496)
Subordinated notes remuneration	15.4	-	-	-	-	(215)	-	(215)	-	-	-	(215)
Changes in ownership interests with no gain/loss of control	3.2	-	-	-	-	(10)	-	(10)	0	-	0	(10)
Changes in ownership interests with gain/loss of control	3.2	-	-	-	-	(0)	-	(0)	0	-	0	(0)
Other movements		-	-	-	-	(29)	-	(29)	(10)	-	(10)	(39)
Balance as of December 31, 2022		2,660,056,599	10,640	16,859	4,950	(313)	(353)	31,784	2,960	211	3,172	34,956
Consolidated comprehensive income		-	-	-	-	2,440	(332)	2,108	451	19	470	2,578
Share-based compensation	6.3	-	-	-	-	13	-	13	3	-	3	16
Purchase of treasury shares	15.2	-	-	-	-	(15)	-	(15)	-	-	-	(15)
Dividends	15.3	-	-	-	-	(1,862)	-	(1,862)	(381)	-	(381)	(2,242)
Issues and purchases of subordinated notes	15.4	-	-	-	-	(22)	-	(22)	-	-	-	(22)
Subordinated notes remuneration	15.4	-	-	-	-	(185)	-	(185)	-	-	-	(185)
Changes in ownership interests with no gain/loss of control	3.2	-	-	-	-	(6)	-	(6)	(2)	-	(2)	(8)
Changes in ownership interests with gain/loss of control(2)	3.2	-	-	-	-	-	-	-	0	-	0	0
Other movements		-	-	-	-	10	-	10	11	-	11	21
Balance as of December 31, 2023		2,660,056,599	10,640	16,859	4,950	61	(686)	31,825	3,043	230	3,274	35,098

(1) Related to the takeover of Telekom Romania Communications (see Note 3.2).

(2) Includes the fair value of the minority interests in VOO’s equity at the acquisition date, offset by the effect of the initial recognition of the financial liability related to the put option granted to Nethys by Orange (see Note 3.2).

Analysis of changes in shareholders' equity related to components of the other comprehensive income

(in millions of euros)	Attributable to owners of the parent company							Attributable to non-controlling interests							Total other compre- hensive income
	Assets at fair value	Hedging instruments	Translation adjustment	Actuarial gains and losses	Deferred tax	Other compre- hensive income of associates and joint ventures	Total	Assets at fair value	Hedging instruments	Translation adjustment	Actuarial gains and losses	Deferred tax	Other compre- hensive income of associates and joint ventures	Total
Balance as of January 1, 2021	68	(98)	(256)	(579)	195	(40)	(711)	(3)	(2)	171	(8)	0	-	159	(552)
Variation(1)	11	318	160	63	(98)	1	454	0	(1)	40	(4)	(0)	-	36	490
Balance as of December 31, 2021	78	220	(96)	(516)	97	(39)	(257)	(3)	(3)	212	(11)	1	-	195	(62)
Variation(1)	(111)	267	(360)	179	(112)	42	(96)	(0)	28	(14)	(3)	(4)	9	16	(80)
Balance as of December 31, 2022	(33)	487	(455)	(337)	(16)	3	(353)	(4)	25	198	(14)	(4)	9	211	(142)
Variation(1)	5	(254)	(71)	(89)	81	(6)	(332)	(0)	(15)	43	(7)	4	(6)	19	(314)
Balance as of December 31, 2023	(28)	233	(526)	(426)	65	(3)	(686)	(4)	10	240	(21)	1	3	230	(456)

(1) Including in 2023 a variation of (269) million euros related to hedging instruments (of which (236) million euros of hedging in American dollar and pound sterling held by Orange SA), an actuarial loss of (80) million euros mainly related to the decrease in discount rates and translation adjustments of (28) million euros mainly due to the depreciation of the Egyptian pound.

Including in 2022 a variation of 295 million euros related to hedging instruments (of which 187 million euros of hedging in American dollar and pound sterling held by Orange SA), an actuarial gain of 176 million euros mainly related to the increase in discount rates and translation adjustments of (374) million euros mainly due to the depreciation of the Egyptian pound.

Including in 2021 a variation of 317 million euros related to hedging instruments (of which 319 million euros of hedging in American dollar and pound sterling held by Orange SA) and a variation of 200 million euros related to translation adjustments (impact spread on multiple currencies).

Associates and joint ventures: entities accounted for using the equity method; amount before currency translation adjustments.

Consolidated statement of cash flows

(in millions of euros)	Note	2023	2022	2021
Operating activities
Consolidated net income		2,892	2,617	778
Non-monetary items and reclassified items for presentation		12,971	13,298	14,592
Operating taxes and levies	10.1.1	1,794	1,882	1,926
Gains (losses) on disposal of fixed assets, investments and activities	3.1	(90)	(233)	(2,507)
Other gains and losses		(44)	(22)	(28)
Depreciation and amortization of fixed assets	8.2	7,312	7,035	7,074
Depreciation and amortization of financed assets	8.5	129	107	84
Depreciation and amortization of right-of-use assets	9.1	1,522	1,507	1,481
Changes in provisions	4-5-6-8	117	(133)	803
Effects resulting from business combinations		(11)	-	-
Impairment of goodwill	7.1	-	817	3,702
Impairment of fixed assets	8.3	47	56	17
Impairment of right-of-use assets	9.1	69	54	91
Share of profits (losses) of associates and joint ventures	11	29	2	(3)
Operational net foreign exchange and derivatives		5	28	30
Finance costs, net	13.2	1,206	920	782
Income tax	10.2.1	871	1,265	962
Share-based compensation		16	14	179
Changes in working capital and operating banking activities(1)		(8)	(792)	(177)
Decrease (increase) in inventories, gross		(84)	(108)	(126)
Decrease (increase) in trade receivables, gross		441	(289)	64
Increase (decrease) in trade payables		(100)	297	36
Changes in other customer contract assets and liabilities		(103)	(26)	140
Changes in other assets and liabilities(2)		(163)	(666)	(292)
Other net cash out		(3,801)	(3,888)	(3,956)
Operating taxes and levies paid		(1,680)	(1,906)	(1,880)
Dividends received		44	13	12
Interest paid and interest rates effects on derivatives, net(3)		(1,035)	(963)	(1,134)
Income tax paid		(1,129)	(1,033)	(954)
Net cash provided by operating activities (a)		12,054	11,235	11,236
Investing activities
Purchases and sales of property, plant and equipment and intangible assets		(7,630)	(8,282)	(8,580)
Purchases of property, plant and equipment and intangible assets(4)	8.4-8.5	(7,829)	(8,777)	(8,749)
Increase (decrease) in fixed assets payables		(133)	170	(72)
Investing donations received in advance		16	1	24
Sales of property, plant and equipment and intangible assets		316	324	217
Cash paid for investment securities, net of cash acquired	3.2	(1,416)	(58)	(211)
VOO		(1,373)	-	-
Telekom Romania Communications		-	11	(206)
Other		(43)	(68)	(5)
Investments in associates and joint ventures		(38)	(10)	(3)
Purchases of investment securities measured at fair value		(46)	(34)	(76)
Proceeds from sales of investment securities, net of cash transferred	3.2	34	12	891
Swiatlowod Inwestycje Sp. z o.o (FiberCo in Poland)		25	18	132
Orange Concessions		-	(8)	758
Other		9	2	-
Other proceeds from sales of investment securities at fair value		3	5	95
Decrease (increase) in securities and other financial assets		2,085	(2,081)	1,908
Investments at fair value, excluding cash equivalents		1,831	(2,256)	936
Other(5)		254	175	972
Net cash used in investing activities (b)		(7,008)	(10,448)	(5,976)

(in millions of euros)	Note	2023	2022	2021
Financing activities
Medium and long-term debt issuances	13.5-13.6	1,442	1,809	2,523
Medium and long-term debt redemptions and repayments	13.5-13.6	(2,595)	(1,088)	(4,572)
Increase (decrease) of bank overdrafts and short-term borrowings		56	(400)	1,143
Decrease (increase) of cash collateral deposits		(466)	771	988
Exchange rates effects on derivatives, net		5	(91)	201
Repayments of lease liabilities	9.2	(1,657)	(1,519)	(1,625)
Subordinated notes issuances (purchases) and other related fees	15.4	177	(451)	(311)
Coupon on subordinated notes	15.4	(177)	(213)	(238)
Proceeds (purchases) treasury shares	15.2	(15)	14	(199)
o/w employee share offering (Orange Together 2021)	6.3	-	20	(188)
Capital increase (decrease) - non-controlling interests		2	0	5
Changes in ownership interests with no gain / loss of control	3.2	(9)	(11)	(403)
Dividends paid to owners of the parent company	15.3	(1,862)	(1,861)	(2,127)
Dividends paid to non-controlling interests	15.6	(368)	(304)	(218)
Net cash used in financing activities (c)		(5,465)	(3,343)	(4,834)
Cash change in cash and cash equivalents (a) + (b) + (c)		(419)	(2,556)	427
Net change in cash and cash equivalents
Cash and cash equivalents in the opening balance		6,004	8,621	8,145
Cash change in cash and cash equivalents		(419)	(2,556)	427
Non-cash change in cash and cash equivalents(6)		32	(61)	50
Cash and cash equivalents in the closing balance		5,618	6,004	8,621

(1) Operating banking activities mainly include transactions with customers and credit institutions. They are presented in changes in other assets and liabilities.
(2) Excluding operating tax receivables and payables.

(3) Including interests paid on lease liabilities for (247) million euros in 2023, (141) million euros in 2022 and (120) million euros in 2021 and interests paid on debt related to financed assets for (14) million euros in 2023, (3) million euros in 2022 and (1) million euros in 2021.

(4) Acquisitions of financed assets for 233 million euros in 2023, 229 million euros in 2022 and 40 million euros in 2021 have no effect on the net cash used in investing activities.

(5) Includes the reimbursement in 2021 of loans granted to Orange Concessions and its subsidiaries for approximately 663 million euros, of which 620 million euros reimbursed by Orange Concessions and 43 million euros by the HIN consortium (see Note 3.2).

(6) Of which effect of exchange rates changes and other non-monetary effects.

Note 1       Segment information

1.1        Basis of preparation of segment information

Changes in segment information

The Orange group has announced its intention to transform its business model in the Enterprise business segment and to strengthen its position in cybersecurity. In line with these announcements, the Enterprise segment is changing its name to Orange Business.

The segment information presented herein takes into account the following changes in organization and scope:

−     In 2023, the Other European countries segment includes the contribution of VOO from June 2, 2023 (see Note 3.2);

−     Since January 1, 2022, Totem’s figures have been presented in a distinct operating segment. In 2021, these figures were included in the France, Spain and International Carriers & Shared Services segments;

−     In 2021, the Other European countries segment included the contribution of Telekom Romania Communications from September 30, 2021 (see Note 3.2).

Definition of Group operating performance indicators

The key operating performance indicators used by the Group are described in Note 1.10.

The description of different sources of revenue is presented in Note 4.1.

1.2        Segment revenue

(in millions of euros)	France	Europe
		Spain	Other European countries	Eliminations Europe	Total

December 31, 2023
Revenue	17,730	4,698	6,889	(12)	11,574
Convergence services	5,065	1,894	1,194	-	3,088
Mobile services only	2,364	782	2,150	-	2,932
Fixed services only	3,725(4)	457	904	-	1,361
IT & integration services	-	58	507	-	565
Wholesale	4,514	793	919	(12)	1,700
Equipment sales	1,394	711	1,047	-	1,757
Other revenues	668	2	168	-	170
External	17,007	4,643	6,795	-	11,438
Inter-operating segments	723	55	93	(12)	136

December 31, 2022
Revenue	17,983	4,647	6,329	(14)	10,962
Convergence services	4,857	1,870	959	-	2,830
Mobile services only	2,332	790	2,079	-	2,869
Fixed services only	3,787(4)	436	783	-	1,219
IT & integration services	-	41	430	-	471
Wholesale	4,938	878	964	(14)	1,828
Equipment sales	1,323	632	927	-	1,559
Other revenues	746	1	185	-	187
External	17,238	4,586	6,219	-	10,805
Inter-operating segments	745	61	109	(14)	157

December 31, 2021
Revenue	18,092	4,720	5,870	(11)	10,579
Convergence services	4,697	1,870	850	-	2,720
Mobile services only	2,276	880	2,007	-	2,887
Fixed services only	3,872(4)	435	652	-	1,087
IT & integration services	-	14	338	-	352
Wholesale	5,313	900	998	(11)	1,886
Equipment sales	1,226	621	869	-	1,490
Other revenues	708	1	155	0	157
External	17,489	4,672	5,776	-	10,449
Inter-operating segments	603	48	94	(11)	131

(1) Including, in 2023, revenue of 5,126 million euros in France, 19 million euros in Spain, 1,703 million euros in other European countries and 1,079 million euros in other countries.

Including, in 2022, revenue of 5,126 million euros in France, 19 million euros in Spain, 1,762 million euros in other European countries and 1,023 million euros in other countries.

Including, in 2021, revenue of 5,118 million euros in France, 13 million euros in Spain, 1,294 million euros in other European countries and 1,331 million euros in other countries.

(2) Including, in 2023, revenue of 492 million euros in France and 195 million euros in Spain. Including, in 2022, revenue of 473 million euros in France and 212 million euros in Spain.
(3) Including revenue of 1,283 million euros in France in 2023, 1,361 million euros in 2022 and 1,353 million euros in 2021.

(4) Including, in 2023, fixed-only broadband revenue of 3,018 million euros and fixed-only narrowband revenue of 707 million euros.

Including, in 2022, fixed-only broadband revenue of 2,955 million euros and fixed-only narrowband revenue of 831 million euros.

Including, in 2021, fixed-only broadband revenue of 2,862 million euros and fixed-only narrowband revenue of 1,010 million euros.

(5) Including, in 2023, revenue of 890 million euros from voice services and revenue of 2,330 million euros from data services.

Including, in 2022, revenue of 1,018 million euros from voice services and revenue of 2,448 million euros from data services.

Including, in 2021, revenue of 1,106 million euros from voice services and revenue of 2,527 million euros from data services.

Africa & Middle East	Orange Business(1)	Totem(2)	International Carriers & Shared Services(3)	Eliminations	Total telecom activities	Mobile Financial Services	Eliminations telecom activities / mobile financial services	Orange Consoli- dated Financial Statements

7,152	7,927	686	1,478	(2,416)	44,132	-	(9)	44,122
-	-	-	-	-	8,153	-	-	8,153
5,456	693	-	-	(37)	11,408	-	(2)	11,406
847	3,220(5)	-	-	(124)	9,030	-	(1)	9,029
53	3,706	-	-	(177)	4,146	-	(5)	4,141
666	41	686	982	(1,759)	6,830	-	-	6,830
90	267	-	-	(6)	3,503	-	(0)	3,503
40	-	-	496	(313)	1,061	-	(1)	1,060
6,988	7,579	137	973	-	44,122	-	-	44,122
164	347	549	505	(2,416)	9	-	(9)	-

6,918	7,930	685	1,540	(2,538)	43,480	-	(9)	43,471
-	-	-	-	-	7,687	-	-	7,687
5,272	659	-	-	(38)	11,093	-	(0)	11,093
800	3,466(5)	-	-	(150)	9,121	-	(1)	9,120
40	3,489	-	-	(184)	3,817	-	(6)	3,811
663	41	685	1,060	(1,859)	7,356	-	-	7,356
104	275	-	-	(7)	3,255	-	(0)	3,254
39	-	-	480	(299)	1,152	-	(2)	1,150
6,750	7,548	113	1,017	-	43,471	-	-	43,471
168	383	572	523	(2,538)	9	-	(9)	-

6,381	7,757	n/a	1,515	(1,795)	42,530	-	(7)	42,522
-	-	n/a	-	-	7,417	-	-	7,417
4,884	636	n/a	-	(31)	10,652	-	(0)	10,652
664	3,633(5)	n/a	-	(168)	9,089	-	(1)	9,088
31	3,195	n/a	-	(167)	3,411	-	(4)	3,407
654	42	n/a	1,056	(1,249)	7,702	-	-	7,702
112	250	n/a	-	(8)	3,070	-	(0)	3,070
36	-	n/a	460	(172)	1,188	-	(2)	1,186
6,216	7,371	n/a	998	-	42,522	-	-	42,522
165	386	n/a	517	(1,795)	7	-	(7)	-

1.3        Segment revenue to consolidated net income in 2023

(in millions of euros)	France	Europe				Africa & Middle East
		Spain	Other European countries	Elimina- tions Europe	Total
Revenue	17,730	4,698	6,889	(12)	11,574	7,152
External purchases	(7,518)	(2,814)	(4,046)	12	(6,848)	(2,754)
Other operating income	1,214	125	302	(2)	426	101
Other operating expenses	(535)	(150)	(170)	2	(318)	(247)
Labor expenses	(3,280)	(275)	(830)	-	(1,106)	(584)
Operating taxes and levies	(765)	(125)	(100)	-	(225)	(678)
Gains (losses) on disposal of fixed assets, investments and activities	-	-	-	-	-	-
Restructuring costs	-	-	-	-	-	-
Depreciation and amortization of financed assets	(129)	-	-	-	-	-
Depreciation and amortization of right-of-use assets	(273)	(175)	(208)	-	(384)	(199)
Impairment of right-of-use assets	-	-	(0)	-	(0)	-
Interests on debts related to financed assets(2)	(14)	-	-	-	-	-
Interests on lease liabilities(2)	(66)	(37)	(46)	-	(83)	(58)
EBITDAaL	6,364	1,246	1,791	-	3,037	2,734
Significant litigation	68	-	-	-	-	(38)
Specific labour expenses	(349)	-	-	-	-	-
Fixed assets, investments and businesses portfolio review	(1)	-	32	-	32	28
Restructuring programs costs	(4)	-	(63)	-	(63)	(4)
Acquisition and integration costs	1	(6)	(33)	-	(39)	-
Depreciation and amortization of fixed assets	(3,154)	(1,040)	(1,223)	-	(2,263)	(1,041)
Effects resulting from business combinations	-	-	-	-	-	-
Impairment of goodwill	-	-	-	-	-	-
Impairment of fixed assets	(1)	-	(10)	-	(10)	(3)
Share of profits (losses) of associates and joint ventures	(36)	-	(8)	-	(8)	22
Elimination of interests on debts related to financed assets(2)	14	-	-	-	-	-
Elimination of interests on lease liabilities(2)	66	37	46	-	83	58
Operating Income	2,967	238	533	-	770	1,755
Cost of gross financial debt except financed assets
Interests on debts related to financed assets(2)
Gains (losses) on assets contributing to net financial debt
Foreign exchange gain (loss)
Interests on lease liabilities(2)
Other net financial expenses
Finance costs, net
Income Tax
Consolidated net income

(1) Mobile Financial Services’ net banking income is recognized in other operating income and amounts to 149 million euros in 2023. The cost of risk is included in other operating expenses and amounts to (63) million euros in 2023.

(2) Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement. Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the consolidated income statement.

Orange Business	Totem	Interna- tional Carriers & Shared Services	Elimination telecom activities	Total telecom activities	Mobile Financial Services(1)	Elimina- tions telecom activities / mobile financial services	Total	Presenta- tion adjust- ments(2)	Orange Consoli- dated Financial Statements

7,927	686	1,478	(2,416)	44,132	-	(9)	44,122	-	44,122
(4,383)	(116)	(1,943)	4,379	(19,183)	(125)	13	(19,295)	(26)	(19,322)
201	0	2,111	(3,307)	746	151	(4)	894	-	894
(601)	(1)	(29)	1,345	(388)	(60)	1	(447)	(5)	(452)
(2,229)	(17)	(1,231)	-	(8,446)	(77)	-	(8,523)	(495)	(9,018)
(65)	(7)	(51)	-	(1,790)	(7)	-	(1,797)	3	(1,794)

-	-	-	-	-	-	-	-	90	90
-	-	-	-	-	-	-	-	(456)	(456)
-	-	-	-	(129)	-	-	(129)	-	(129)
(158)	(163)	(337)	-	(1,514)	(4)	-	(1,518)	(4)	(1,522)
(1)	-	0	-	(1)	-	-	(1)	(67)	(69)
-	-	-	-	(14)	-	-	(14)	14	n/a
(10)	(11)	(29)	-	(258)	(0)	-	(258)	258	n/a
679	372	(30)	1	13,157	(122)	1	13,035	(690)	n/a
-	-	-	-	30	-	-	30	(30)	n/a
(61)	(0)	(92)	-	(502)	(1)	-	(503)	503	n/a
16	-	15	-	90	-	-	90	(90)	n/a
(210)	(4)	(119)	-	(405)	(121)	-	(526)	526	n/a
(1)	(0)	(14)	-	(53)	-	-	(53)	53	n/a
(361)	(127)	(345)	-	(7,291)	(21)	-	(7,312)	-	(7,312)
11	-	-	-	11	-	-	11	-	11
-	-	-	-	-	-	-	-	-	-
8	-	1	-	(5)	(42)	-	(47)	-	(47)
0	-	(8)	-	(29)	-	-	(29)	-	(29)
-	-	-	-	14	-	-	14	(14)	n/a
10	11	29	-	258	0	-	258	(258)	n/a
92	251	(563)	1	5,274	(306)	1	4,969	-	4,969
							(1,073)	-	(1,073)
							(14)	-	(14)
							283	-	283
							(32)	-	(32)
							(112)	-	(258)
							(258)	-	(112)
				(1,205)	(0)	(1)	(1,206)	-	(1,206)
				(871)	(0)	-	(871)	-	(871)
				3,198	(307)	0	2,892	-	2,892

1.4        Segment revenue to consolidated net income in 2022

(in millions of euros)	France	Europe				Africa & Middle East
		Spain	Other European countries	Elimina- tions Europe	Total
Revenue	17,983	4,647	6,329	(14)	10,962	6,918
External purchases	(7,429)	(2,879)	(3,684)	14	(6,550)	(2,740)
Other operating income	1,229	97	270	(0)	367	69
Other operating expenses	(486)	(162)	(187)	0	(350)	(171)
Labor expenses	(3,435)	(266)	(736)	-	(1,002)	(575)
Operating taxes and levies	(834)	(140)	(101)	-	(241)	(660)
Gains (losses) on disposal of fixed assets, investments and activities	-	-	-	-	-	-
Restructuring costs	-	-	-	-	-	-
Depreciation and amortization of financed assets	(107)	-	-	-	-	-
Depreciation and amortization of right-of-use assets	(254)	(169)	(201)	-	(371)	(194)
Impairment of right-of-use assets	-	-	-	-	-	-
Interests on debts related to financed assets(2)	(3)	-	-	-	-	-
Interests on lease liabilities(2)	(18)	(17)	(27)	-	(44)	(64)
EBITDAaL	6,645	1,111	1,662	-	2,772	2,584
Significant litigation	(3)	-	-	-	-	-
Specific labour expenses	(330)	-	0	-	0	-
Fixed assets, investments and businesses portfolio review	(0)	-	29	-	29	76
Restructuring programs costs	(18)	(8)	(14)	-	(22)	(8)
Acquisition and integration costs	-	-	(41)	-	(41)	-
Depreciation and amortization of fixed assets	(2,922)	(1,107)	(1,057)	-	(2,164)	(1,075)
Impairment of goodwill	-	-	(789)	-	(789)	-
Impairment of fixed assets	(15)	-	(3)	-	(3)	2
Share of profits (losses) of associates and joint ventures	(18)	-	(3)	-	(3)	22
Elimination of interests on debts related to financed assets(2)	3	-	-	-	-	-
Elimination of interests on lease liabilities(2)	18	17	27	-	44	64
Operating Income	3,361	12	(190)	-	(177)	1,665
Cost of gross financial debt except financed assets
Interests on debts related to financed assets(2)
Gains (losses) on assets contributing to net financial debt
Foreign exchange gain (loss)
Interests on lease liabilities(2)
Other net financial expenses
Finance costs, net
Income Taxes
Consolidated net income

(1) Mobile Financial Services’ net banking income is recognized in other operating income and amounted to 116 million euros in 2022. The cost of risk is included in other operating expenses and amounted to (45) million euros in 2022.

(2) Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement. Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the consolidated income statement.

Orange Business	Totem	Interna- tional Carriers & Shared Services	Elimina- tion telecom activities	Total telecom activities	Mobile Financial Services(1)	Elimina- tions telecom activities/ mobile financial services	Total	Presenta- tion adjust- ments(2)	Orange Consoli- dated Financial Statements

7,930	685	1,540	(2,538)	43,480	-	(9)	43,471	-	43,471
(4,240)	(131)	(1,997)	4,491	(18,594)	(129)	15	(18,707)	(24)	(18,732)
191	0	2,101	(3,331)	627	128	(10)	745	2	747
(657)	(0)	(49)	1,377	(335)	(36)	4	(367)	(47)	(413)
(2,179)	(14)	(1,255)	-	(8,461)	(76)	-	(8,537)	(383)	(8,920)
(82)	(5)	(55)	-	(1,877)	(2)	-	(1,879)	(3)	(1,882)

-	-	-	-	-	-	-	-	233	233
-	-	-	-	-	-	-	-	(125)	(125)
-	-	-	-	(107)	-	-	(107)	-	(107)
(154)	(159)	(372)	-	(1,504)	(3)	-	(1,507)	-	(1,507)
(1)	-	0	-	(1)	-	-	(1)	(52)	(54)
-	-	-	-	(3)	-	-	(3)	3	n/a
(6)	(4)	(10)	-	(144)	(0)	-	(145)	145	n/a
804	371	(96)	-	13,080	(118)	1	12,963	(251)	n/a
-	-	(6)	-	(9)	-	-	(9)	9	n/a
(35)	-	(9)	-	(373)	1	-	(372)	372	n/a
8	-	120	-	233	-	-	233	(233)	n/a
(47)	-	(89)	-	(184)	7	-	(177)	177	n/a
(1)	(1)	(33)	-	(76)	2	-	(74)	74	n/a
(398)	(122)	(311)	-	(6,992)	(44)	-	(7,035)	-	(7,035)
-	-	-	-	(789)	(28)	-	(817)	-	(817)
(20)	0	0	-	(36)	(21)	-	(56)	-	(56)
1	-	(3)	-	(2)	-	-	(2)	-	(2)
-	-	-	-	3	-	-	3	(3)	n/a
6	4	10	-	144	0	-	145	(145)	n/a
317	252	(417)	-	5,000	(200)	1	4,801	-	4,801
							(775)	-	(775)
							(3)	-	(3)
							48	-	48
							(97)	-	(97)
							(145)	-	(145)
							52	-	52
				(920)	1	(1)	(920)	-	(920)
				(1,270)	5	-	(1,265)	-	(1,265)
				2,810	(194)	0	2,617	-	2,617

1.5        Segment revenue to consolidated net income in 2021

(in millions of euros)	France	Europe				Africa & Middle East
		Spain	Other European countries	Elimina- tions Europe	Total
Revenue	18,092	4,720	5,870	(11)	10,579	6,381
External purchases	(7,081)	(2,768)	(3,330)	11	(6,087)	(2,502)
Other operating income	1,274	161	192	(0)	353	52
Other operating expenses	(526)	(171)	(179)	0	(350)	(243)
Labor expenses	(3,657)	(268)	(665)	-	(932)	(535)
Operating taxes and levies	(838)	(163)	(96)	-	(259)	(644)
Gains (losses) on disposal of fixed assets, investments and activities	-	-	-	-	-	-
Restructuring costs	-	-	-	-	-	-
Depreciation and amortization of financed assets	(84)	-	-	-	-	-
Depreciation and amortization of right-of-use assets	(304)	(248)	(198)	-	(446)	(176)
Impairment of right-of-use assets	-	-	-	-	-	-
Interests on debts related to financed assets(2)	(1)	-	-	-	-	-
Interests on lease liabilities(2)	(8)	(14)	(15)	-	(29)	(67)
EBITDAaL	6,867	1,251	1,579	-	2,830	2,265
Significant litigation	(128)	-	-	-	-	-
Specific labour expenses	(959)	-	(2)	-	(2)	-
Fixed assets, investments and businesses portfolio review	(2)	-	359	-	359	2
Restructuring programs costs	(10)	(180)	(31)	-	(211)	(41)
Acquisition and integration costs	(7)	-	(25)	-	(25)	-
Depreciation and amortization of fixed assets	(3,108)	(1,107)	(1,097)	-	(2,204)	(1,012)
Impairment of goodwill	-	(3,702)	-	-	(3,702)	-
Impairment of fixed assets	(1)	-	(13)	-	(13)	(1)
Share of profits (losses) of associates and joint ventures	(8)	-	5	-	5	10
Elimination of interests on debts related to financed assets(2)	1	-	-	-	-	-
Elimination of interests on lease liabilities(2)	8	14	15	-	29	67
Operating Income	2,653	(3,724)	791	-	(2,933)	1,291
Cost of gross financial debt except financed assets
Interests on debts related to financed assets(2)
Gains (losses) on assets contributing to net financial debt
Foreign exchange gain (loss)
Interests on lease liabilities(2)
Other net financial expenses
Finance costs, net
Income Taxes
Consolidated net income

(1) Mobile Financial Services’ net banking income is recognized in other operating income and amounted to 109 million euros in 2021. The cost of risk is included in other operating expenses and amounted to (46) million euros in 2021.

(2) Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement. Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the consolidated income statement.

Orange Business	Interna- tional Carriers & Shared Services	Elimina- tion telecom activities	Total telecom activities	Mobile Financial Services(1)	Elimina- tions telecom activities/ mobile financial services	Total	Presenta- tion adjust- ments(2)	Orange Consoli- dated Financial Statements

7,757	1,515	(1,795)	42,530	-	(7)	42,522	-	42,522
(3,967)	(2,000)	3,786	(17,849)	(112)	10	(17,950)	(23)	(17,973)
173	2,096	(3,328)	620	114	(4)	730	53	783
(640)	(71)	1,336	(493)	(44)	2	(535)	(165)	(700)
(2,119)	(1,298)	-	(8,542)	(84)	-	(8,626)	(1,291)	(9,917)
(80)	(66)	-	(1,887)	(3)	-	(1,890)	(36)	(1,926)

-	-	-	-	-	-	-	2,507	2,507
-	-	-	-	-	-	-	(331)	(331)
-	-	-	(84)	-	-	(84)	-	(84)
(147)	(407)	-	(1,478)	(3)	-	(1,481)	-	(1,481)
-	0	-	0	-	-	0	(91)	(91)
-	-	-	(1)	-	-	(1)	1	n/a
(7)	(8)	-	(119)	(0)	-	(120)	120	n/a
970	(237)	-	12,696	(131)	1	12,566	744	n/a
-	(6)	-	(134)	-	-	(134)	134	n/a
(123)	(190)	-	(1,274)	(3)	-	(1,276)	1,276	n/a
3	2,146	-	2,507	-	-	2,507	(2,507)	n/a
(5)	(145)	-	(412)	(11)	-	(422)	422	n/a
(1)	(16)	-	(49)	(2)	-	(51)	51	n/a
(378)	(335)	-	(7,038)	(36)	-	(7,074)	-	(7,074)
-	-	-	(3,702)	-	-	(3,702)	-	(3,702)
0	(2)	-	(17)	-	-	(17)	-	(17)
1	(5)	-	3	-	-	3	-	3
-	-	-	1	-	-	1	(1)	n/a
7	8	-	119	0	-	120	(120)	n/a
474	1,217	-	2,702	(182)	1	2,521	-	2,521
						(829)	-	(829)
						-	-	(1)
						(3)	-	(3)
						65	-	65
						-	-	(120)
						106	-	106
			(781)	1	(1)	(782)	-	(782)
			(963)	0	-	(962)	-	(962)
			958	(181)	0	778	-	778

1.6        Segment investments

(in millions of euros)	France	Europe
		Spain	Other European countries	Elimina- tions Europe	Total
December 31, 2023
eCAPEX	3,039	755	1,076	-	1,831
Elimination of proceeds from sales of property, plant and equipment and intangible assets	158	-	60	-	60
Telecommunications licenses	2	32	436	-	468
Financed assets	233	-	-	-	-
Total investments	3,432	787	1,572	-	2,359
Including other intangible assets
Including property, plant and equipment

December 31, 2022
eCAPEX	3,429	863	1,020	-	1,883
Elimination of proceeds from sales of property, plant and equipment and intangible assets	126	-	56	-	56
Telecommunications licenses	9	10	664	-	674
Financed assets	229	-	-	-	-
Total investments	3,793	873	1,739	-	2,612
Including other intangible assets
Including property, plant and equipment

December 31, 2021
eCAPEX	4,117	980	913	-	1,893
Elimination of proceeds from sales of property, plant and equipment and intangible assets	49	1	65	-	66
Telecommunications licenses	264	618	32	-	650
Financed assets	40	-	-	-	-
Total investments	4,471	1,598	1,010	-	2,609
Including other intangible assets
Including property, plant and equipment

(1) Including investments in intangible assets and property, plant and equipment in France for 222 million euros in 2023, 209 million euros in 2022 and 206 million euros in 2021.
(2) Including investments in intangible assets and property, plant and equipment in France for 115 million euros in 2023 and 110 million euros in 2022.
(3) Including investments in intangible assets and property, plant and equipment in France for 238 million euros in 2023, 325 million euros in 2022 and 271 million e euros in 2021.

Africa & Middle East	Orange Business(1)	Totem(2)	International Carriers & Shared Services(3)	Eliminations telecom activities and unallocated items	Total telecom activities	Mobile Financial Services	Eliminations telecom activities / bank	Orange Consolidated Financial Statements

1,248	296	144	225	-	6,783	33	-	6,815

35	19	-	20	-	292	-	-	292
251	-	-	-	-	721	-	-	721
-	-	-	-	-	233	-	-	233
1,535	315	144	245	-	8,030	33	-	8,062
								2,365
								5,698

1,271	332	142	278	-	7,335	35	-	7,371

99	11	-	55	-	347	-	-	347
377	-	-	-	-	1,060	-	-	1,060
-	-	-	-	-	229	-	-	229
1,747	344	142	333	-	8,971	35	-	9,007
								2,678
								6,329

1,064	318	n/a	243	-	7,636	24	-	7,660

5	7	n/a	36	-	163	-	-	163
12	-	n/a	-	-	926	-	-	926
-	-	n/a	-	-	40	-	-	40
1,082	325	n/a	279	-	8,766	24	-	8,789
								2,842
								5,947

1.7        Segment assets

(in millions of euros)	France	Europe
		Spain	Other European countries	Elimina- tions Europe	Total
December 31, 2023
Goodwill	13,176	2,734	2,558	-	5,291
Other intangible assets	4,093	1,864	2,828	-	4,691
Property, plant and equipment	17,077	3,518	5,631	-	9,149
Right-of-use assets	2,248	1,220	1,018	-	2,238
Interests in associates and joint ventures	1,035	-	339	-	339
Non-current assets included in the calculation of net financial debt	-	-	-	-	-
Other	8	13	38	-	51
Total non-current assets	37,637	9,348	12,411	-	21,759
Inventories	507	88	199	-	287
Trade receivables	1,807	587	1,321	2	1,910
Other customer contract assets	391	213	461	-	674
Prepaid expenses	62	374	87	-	461
Current assets included in the calculation of net financial debt	-	-	-	-	-
Other	756	20	165	-	184
Total current assets	3,522	1,282	2,233	2	3,517
Total assets	41,159	10,630	14,644	2	25,276

December 31, 2022
Goodwill	13,176	2,734	1,852	-	4,586
Other intangible assets	4,331	1,994	2,287	-	4,280
Property, plant and equipment	16,906	3,640	4,239	-	7,879
Right-of-use assets	1,946	1,035	1,023	-	2,058
Interests in associates and joint ventures	1,070	-	313	-	313
Non-current assets included in the calculation of net financial debt	-	-	-	-	-
Other	9	12	43	-	55
Total non-current assets	37,438	9,415	9,755	-	19,171
Inventories	429	73	187	-	260
Trade receivables	2,055	601	1,176	(1)	1,776
Other customer contract assets	371	174	425	-	600
Prepaid expenses	41	373	61	-	434
Current assets included in the calculation of net financial debt	-	-	-	-	-
Other	789	77	215	-	292
Total current assets	3,685	1,298	2,064	(1)	3,361
Total assets	41,123	10,714	11,819	(1)	22,532

December 31, 2021
Goodwill	14,364	3,170	2,910	-	6,079
Other intangible assets	4,543	2,259	1,727	-	3,985
Property, plant and equipment	16,975	3,834	3,967	-	7,801
Right-of-use assets	2,014	1,093	1,104	-	2,197
Interests in associates and joint ventures	1,061	-	303	-	303
Non-current assets included in the calculation of net financial debt	-	-	-	-	-
Other	9	16	15	-	31
Total non-current assets	38,966	10,372	10,025	-	20,396
Inventories	438	61	176	-	237
Trade receivables	2,125	643	1,147	1	1,791
Other customer contract assets	379	176	407	-	583
Prepaid expenses	35	417	69	-	486
Current assets included in the calculation of net financial debt	-	-	-	-	-
Other	737	72	183	-	255
Total current assets	3,713	1,368	1,982	1	3,351
Total assets	42,679	11,740	12,007	1	23,747

(1) Including intangible and tangible assets in France for 791 million euros in 2023 and 748 million euros in 2022.
(2) Including intangible and tangible assets in France for 548 million euros in 2023, 526 million euros in 2022 and 564 million euros in 2021.

(3) Including intangible and tangible assets in France for 1,639 million euros in 2023, 1,746 million euros in 2022 and 1,687 million euros in 2021. Intangible assets also include the Orange brand for 3,133 million euros.

(4) Including 1,430 million euros of current assets related to the restriction of electronic money in 2023, 1,242 million euros in 2022 and 1,028 million euros in 2021.

Africa & Middle East	Orange Business	Totem(1)	International Carriers & Shared Services	Eliminations telecom activities and unallocated items	Total telecom activities	Mobile Financial Services	Eliminations telecom activities / mobile financial services	Orange Consolidated Financial Statements

1,403	2,263	1,624	18	(0)	23,775	-	-	23,775
1,957	585(2)	9	3,739(3)	-	15,074	24	-	15,098
4,522	391(2)	980	1,065(3)	0	33,184	10	-	33,193
754	392	665	1,859	-	8,155	20	-	8,175
106	3	-	8	0	1,491	-	-	1,491
-	-	-	-	916	916	-	-	916
21	36	4	20	1,670	1,812	378(5)	(27)	2,162
8,763	3,670	3,282	6,709	2,586	84,406	432	(27)	84,811
169	82	-	107	0	1,152	0	-	1,152
996	1,322	336	1,121	(1,445)	6,046	38	(71)	6,013
10	721	-	-	-	1,795	-	-	1,795
189	88	14	52	(31)	835	34	(0)	868
-	-	-	-	8,210	8,210	-	-	8,210
2,002(4)	255	27	436	244	3,903	3,316(6)	(16)	7,203
3,366	2,468	377	1,715	6,977	21,942	3,387	(87)	25,241
12,128	6,138	3,659	8,424	9,563	106,347	3,819	(115)	110,052

1,420	2,289	1,624	18	-	23,113	-	-	23,113
1,956	577(2)	6	3,741(3)	-	14,892	54	-	14,946
4,315	417(2)	943	1,169(3)	-	31,630	10	-	31,640
819	438	649	2,002	-	7,912	23	-	7,936
89	3	-	12	(0)	1,486	-	-	1,486
-	-	-	-	1,390	1,390	-	-	1,390
27	36	4	21	1,430	1,583	781(5)	(27)	2,337
8,626	3,761	3,226	6,964	2,820	82,005	869	(27)	82,847
127	91	-	141	-	1,048	0	-	1,048
954	1,339	272	1,042	(1,200)	6,237	130	(62)	6,305
11	588	-	-	-	1,570	-	-	1,570
178	125	19	61	(28)	830	22	(0)	851
-	-	-	-	10,451	10,451	-	-	10,451
1,720(4)	278	13	424	150	3,666	2,931(6)	(18)	6,579
2,991	2,421	304	1,668	9,373	23,801	3,083	(81)	26,803
11,616	6,182	3,530	8,631	12,192	105,807	3,951	(108)	109,650

1,465	2,237	n/a	18	-	24,163	28	-	24,192
1,974	622(2)	n/a	3,728(3)	-	14,852	88	-	14,940
4,113	466(2)	n/a	1,125(3)	(0)	30,479	5	-	30,484
918	478	n/a	2,074	-	7,681	21	-	7,702
67	2	n/a	6	(0)	1,440	-	-	1,440
-	-	n/a	-	709	709	-	-	709
32	43	n/a	39	1,725	1,878	919(5)	(27)	2,769
8,569	3,848	n/a	6,990	2,433	81,202	1,062	(27)	82,236
93	70	n/a	114	(0)	951	0	-	952
833	1,162	n/a	904	(774)	6,040	91	(103)	6,029
13	485	n/a	-	-	1,460	-	-	1,460
200	95	n/a	53	(30)	839	14	(1)	851
-	-	n/a	-	10,462	10,462	-	-	10,462
1,484(4)	214	n/a	389	163	3,241	2,848(6)	(9)	6,080
2,623	2,026	n/a	1,460	9,821	22,994	2,953	(113)	25,834
11,192	5,873	n/a	8,450	12,255	104,196	4,015	(140)	108,071

(5) Including 367 million euros of non-current financial assets related to Mobile Financial Services in 2023, 772 million euros in 2022 and 900 million euros in 2021 (see Note 17.1).

(6) Including 3,192 million euros of current financial assets related to Mobile Financial Services in 2023 (of which 604 million euros related to receivables sold by Orange Espagne), 2,747 million euros in 2022 and 2,385 million euros in 2021 (see Note 17.1).

1.8        Segment equity and liabilities

(in millions of euros)	France	Europe
		Spain	Other European countries	Elimina- tions Europe	Total
December 31, 2023
Equity	-	-	-	-	-
Non-current lease liabilities	2,026	1,117	847	-	1,964
Fixed assets payables	589	398	487	-	886
Non-current employee benefits	1,466	5	23	-	28
Non-current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	272	9	346	-	355
Total non-current liabilities	4,352	1,529	1,704	-	3,233
Current lease liabilities	257	199	228	-	427
Current fixed assets payables	1,168	464	468	-	932
Trade payables	2,962	883	1,068	2	1,953
Customer contracts liabilities	743	219	569	-	788
Current employee benefits	1,339	58	153	-	211
Deferred income	-	50	23	-	73
Current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	780	136	341	-	477
Total current liabilities	7,248	2,008	2,850	2	4,860
Total equity and liabilities	11,600	3,538	4,554	2	8,093

December 31, 2022
Equity	-	-	-	-	-
Non-current lease liabilities	1,740	961	870	-	1,831
Non-current fixed assets payables	468	429	396	-	825
Non-current employee benefits	1,522	5	18	-	23
Non-current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	347	13	247	-	259
Total non-current liabilities	4,076	1,408	1,531	-	2,939
Current lease liabilities	214	178	194	-	373
Current fixed assets payables	1,383	451	460	-	911
Trade payables	2,924	868	971	(1)	1,839
Customer contracts liabilities	830	228	513	-	740
Current employee benefits	1,243	56	125	-	181
Deferred income	-	67	20	-	86
Current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	763	143	269	-	412
Total current liabilities	7,357	1,992	2,552	(1)	4,542
Total equity and liabilities	11,433	3,399	4,083	(1)	7,481

December 31, 2021
Equity	-	-	-	-	-
Non-current lease liabilities	1,668	1,015	941	-	1,956
Non-current fixed assets payables	639	462	165	-	627
Non-current employee benefits	1,643	5	21	-	26
Non-current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	578	57	327	-	385
Total non-current liabilities	4,528	1,539	1,454	-	2,993
Current lease liabilities	312	193	198	-	391
Current fixed assets payables	1,402	551	450	-	1,001
Trade payables	2,804	782	992	1	1,774
Customer contracts liabilities	942	182	518	-	700
Current employee benefits	1,210	43	111	-	154
Deferred income	-	84	20	-	104
Current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	795	218	266	-	485
Total current liabilities	7,465	2,053	2,555	1	4,609
Total equity and liabilities	11,993	3,592	4,009	1	7,602

(1) Including in 2023, 119 million euros of non-current financial liabilities related to Mobile Financial Services, 171 million euros in 2022 and 86 million euros in 2021 (see Note 17.1)
(2) Including 3,074 million euros of current financial liabilities related to Mobile Financial Services in 2023, 3,034 million euros in 2022 and 3,161 million euros in 2021 (see Note 17.1).
(3) Including 1,430 million euros of current liabilities related to the restriction of electronic money in 2023, 1,242 million euros in 2022 and 1,028 million euros in 2021.

Africa & Middle East	Orange Business	Totem	International Carriers & Shared Services	Eliminations telecom activities and unallocated items	Total telecom activities	Mobile Financial Services	Eliminations telecom activities / mobile financial services	Orange Consolidated Financial Statements

-	-	-	-	36,040	36,040	(941)	-	35,098
675	285	490	1,641	-	7,081	18	-	7,099
133	-	-	-	-	1,608	-	-	1,608
98	229	3	721	0	2,545	7	-	2,551
-	-	-	-	30,741	30,741	-	-	30,741
121	27	140	46	1,247	2,207	248(1)	(27)	2,428
1,027	540	633	2,409	31,987	44,181	273	(27)	44,427
163	128	139	351	-	1,464	4	-	1,469
657	52	23	92	(0)	2,923	3	-	2,926
1,472	936	305	883	(1,445)	7,065	48	(71)	7,042
87	929	10	191	(31)	2,716	1	(0)	2,717
103	504	5	450	(0)	2,612	20	-	2,632
39	10	-	9	(0)	132	2	-	135
-	-	-	-	5,498	5,498	-	(7)	5,490
2,279(3)	495	11	575	(900)	3,716	4,409(2)	(9)	8,116
4,800	3,053	494	2,551	3,121	26,126	4,487	(87)	30,526
5,827	3,593	1,126	4,960	71,148	106,347	3,819	(115)	110,052

-	-	-	-	35,589	35,589	(633)	-	34,956
691	320	476	1,820	-	6,879	23	-	6,901
188	-	-	-	-	1,480	-	-	1,480
89	242	2	682	0	2,560	7	-	2,567
-	-	-	-	32,265	32,265	-	-	32,265
96	16	115	43	1,235	2,112	172(1)	(27)	2,257
1,064	579	593	2,545	33,500	45,296	202	(27)	45,471
209	134	142	433	-	1,504	4	-	1,509
589	68	9	134	(0)	3,094	6	-	3,101
1,307	909	256	942	(1,200)	6,976	153	(62)	7,067
93	750	9	184	(27)	2,580	-	(0)	2,579
88	455	6	421	-	2,394	24	-	2,418
40	8	-	10	(0)	145	5	(0)	149
-	-	-	-	4,759	4,759	-	(6)	4,753
2,031(3)	311	11	572	(630)	3,470	4,190(2)	(12)	7,647
4,358	2,636	432	2,696	2,901	24,922	4,382	(81)	29,223
5,422	3,215	1,026	5,240	71,989	105,807	3,951	(108)	109,650

-	-	n/a	-	35,806	35,806	(445)	-	35,361
805	378	n/a	1,863	-	6,669	27	-	6,696
104	-	n/a	-	-	1,370	-	-	1,370
80	277	n/a	760	(0)	2,787	11	-	2,798
-	-	n/a	-	32,083	32,083	-	-	32,083
74	20	n/a	52	1,312	2,421	93(1)	(27)	2,487
1,063	676	n/a	2,675	33,395	45,330	131	(27)	45,434
181	106	n/a	375	-	1,364	4	-	1,369
543	58	n/a	107	(0)	3,110	1	-	3,111
1,139	771	n/a	969	(774)	6,684	157	(103)	6,738
130	599	n/a	170	(28)	2,513	-	(1)	2,512
82	446	n/a	395	(0)	2,289	27	-	2,316
31	35	n/a	9	(2)	176	3	(0)	180
-	-	n/a	-	3,549	3,549	-	(4)	3,545
1,833(3)	278	n/a	570	(587)	3,374	4,136(2)	(5)	7,505
3,939	2,294	n/a	2,595	2,158	23,060	4,329	(113)	27,276
5,002	2,970	n/a	5,270	71,360	104,196	4,015	(140)	108,071

1.9        Simplified statement of cash flows on telecommunication and Mobile Financial Services activities

	2023

(in millions of euros)	Telecom activities	Mobile Financial Services	Eliminations telecom activities / mobile financial services	Orange Consoli- dated Financial Statements
Operating activities
Consolidated net income	3,198	(307)	(0)	2,892
Non-monetary items and reclassified items for presentation	12,755	216	1	12,971
Changes in working capital and operating banking activities	319	(327)	(0)	(8)
Decrease (increase) in inventories, gross	(84)	0	-	(84)
Decrease (increase) in trade receivables, gross	341	92	9	441
Increase (decrease) in trade payables	18	(109)	(9)	(100)
Changes in other customer contract assets and liabilities	(102)	(0)	(0)	(103)
Changes in other assets and liabilities	147	(310)	-	(163)
Other net cash out	(3,792)	(8)	(1)	(3,801)
Operating taxes and levies paid	(1,671)	(9)	-	(1,680)
Dividends received	44	-	-	44
Interest paid and interest rates effects on derivatives, net	(1,036)(1)	1	(1)	(1,035)
Income tax paid	(1,128)	(1)	-	(1,129)
Net cash provided by operating activities (a)	12,480(2)	(426)	-	12,054
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets(3)	(7,594)	(36)	-	(7,630)
Purchases of property, plant and equipment and intangible assets	(7,797)	(33)	-	(7,829)
Increase (decrease) in fixed assets payables	(129)	(3)	-	(133)
Investing donations received in advance	16	-	-	16
Sales of property, plant and equipment and intangible assets	316	-	-	316
Cash paid for investment securities, net of cash acquired	(1,416)	-	-	(1,416)
Investments in associates and joint ventures	(38)	-	-	(38)
Purchases of equity securities measured at fair value	(46)	(0)	-	(46)
Proceeds from sales of investment securities, net of cash transferred	34	-	-	34
Other proceeds from sales of investment securities at fair value	3	-	-	3
Other decrease (increase) in securities and other financial assets	1,760	324	1	2,085
Net cash used in investing activities (b)	(7,297)	288	1	(7,008)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	1,442	-	-	1,442
Medium and long-term debt redemptions and repayments	(2,595)(4)	-	-	(2,595)
Increase (decrease) of bank overdrafts and short-term borrowings	164	(107)	(1)	56
Decrease (increase) of cash collateral deposits	(470)	4	-	(466)
Exchange rates effects on derivatives, net	5	-	-	5
Other cash flows
Repayments of lease liabilities	(1,652)	(4)	-	(1,657)
Subordinated notes issuances (purchases) and other related fees	177	-	-	177
Coupon on subordinated notes	(177)	-	-	(177)
Proceeds (purchases) from treasury shares	(15)	-	-	(15)
Capital increase (decrease) - non-controlling interests	2	-	-	2
Capital increase (decrease) - telecom activities / mobile financial services(5)	(200)	200	-	-
Changes in ownership interests with no gain / loss of control	(9)	-	-	(9)
Dividends paid to owners of the parent company	(1,862)	-	-	(1,862)
Dividends paid to non-controlling interests	(368)	-	-	(368)
Net cash used in financing activities (c)	(5,557)	93	(1)	(5,465)
Cash change in cash and cash equivalents (a) + (b) + (c)	(374)	(45)	-	(419)
Net change in cash and cash equivalents
Cash and cash equivalents in the opening balance	5,846	158	-	6,004
Cash change in cash and cash equivalents	(374)	(45)	-	(419)
Non-cash change in cash and cash equivalents(6)	32	-	-	32
Cash and cash equivalents in the closing balance	5,504	113	-	5,618

	2022

(in millions of euros)	Telecom activities	Mobile Financial Services	Eliminations telecom activities / mobile financial services	Orange Consoli- dated Financial Statements
Operating activities
Consolidated net income	2,810	(194)	(0)	2,617
Non-monetary items and reclassified items for presentation	13,283	14	1	13,298
Changes in working capital and operating banking activities	(284)	(508)	1	(792)
Decrease (increase) in inventories, gross	(108)	(0)	-	(108)
Decrease (increase) in trade receivables, gross	(209)	(39)	(41)	(289)
Increase (decrease) in trade payables	260	(4)	41	297
Changes in other customer contract assets and liabilities	(26)	-	1	(26)
Changes in other assets and liabilities	(201)	(465)	-	(666)
Other net cash out	(3,889)	1	(1)	(3,889)
Operating taxes and levies paid	(1,907)	1	-	(1,906)
Dividends received	13	-	-	13
Interest paid and interest rates effects on derivatives, net	(962) (1)	0	(1)	(963)
Income tax paid	(1,033)	(0)	-	(1,033)
Net cash provided by operating activities (a)	11,921 (2)	(686)	-	11,235
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets (3)	(8,251)	(31)	-	(8,282)
Purchases of property, plant and equipment and intangible assets	(8,742)	(35)	-	(8,777)
Increase (decrease) in fixed assets payables	165	5	-	170
Investing donations received in advance	1	-	-	1
Sales of property, plant and equipment and intangible assets	324	-	-	324
Cash paid for investment securities, net of cash acquired	(57)	(0)	-	(58)
Investments in associates and joint ventures	(10)	-	-	(10)
Purchases of equity securities measured at fair value	(34)	-	-	(34)
Proceeds from sales of investment securities, net of cash transferred	12	-	-	12
Other proceeds from sales of investment securities at fair value	5	-	-	5
Other decrease (increase) in securities and other financial assets	(2,289)	206	2	(2,081)
Net cash used in investing activities (b)	(10,625)	175	2	(10,448)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	1,809	-	-	1,809
Medium and long-term debt redemptions and repayments	(1,088) (4)	-	-	(1,088)
Increase (decrease) of bank overdrafts and short-term borrowings	(367)	(32)	(2)	(400)
Decrease (increase) of cash collateral deposits	673	99	-	771
Exchange rates effects on derivatives, net	(91)	-	-	(91)
Other cash flows
Repayments of lease liabilities	(1,514)	(4)	-	(1,519)
Subordinated notes issuances (purchases) and other related fees	(451)	-	-	(451)
Coupon on subordinated notes	(213)	-	-	(213)
Proceeds (purchases) from treasury shares	14	-	-	14
Capital increase (decrease) - non-controlling interests	0	0	-	0
Capital increase (decrease) - telecom activities / mobile financial services (5)	(173)	173	-	-
Changes in ownership interests with no gain / loss of control	(11)	-	-	(11)
Dividends paid to owners of the parent company	(1,861)	-	-	(1,861)
Dividends paid to non-controlling interests	(304)	-	-	(304)
Net cash used in financing activities (c)	(3,577)	236	(2)	(3,343)
Cash change in cash and cash equivalents (a) + (b) + (c)	(2,281)	(275)	-	(2,556)
Net change in cash and cash equivalents
Cash and cash equivalents in the opening balance	8,188	433	-	8,621
Cash change in cash and cash equivalents	(2,281)	(275)	-	(2,556)
Non-cash change in cash and cash equivalents (6)	(61)	-	-	(61)
Cash and cash equivalents in the closing balance	5,846	158	-	6,004

	2021

(in millions of euros)	Telecom activities	Mobile Financial Services	Eliminations telecom activities / mobile financial services	Orange Consoli- dated Financial Statements
Operating activities
Consolidated net income	958	(181)	0	778
Non-monetary items and reclassified items for presentation	14,504	86	1	14,592
Changes in working capital and operating banking activities	119	(297)	0	(178)
Decrease (increase) in inventories, gross	(126)	(0)	-	(126)
Decrease (increase) in trade receivables, gross	37	(21)	47	64
Increase (decrease) in trade payables	47	37	(47)	36
Changes in other customer contract assets and liabilities	140	-	0	140
Changes in other assets and liabilities	21	(313)	-	(292)
Other net cash out	(3,947)	(8)	(1)	(3,956)
Operating taxes and levies paid	(1,874)	(6)	-	(1,880)
Dividends received	12	-	-	12
Interest paid and interest rates effects on derivatives, net	(1,130) (1)	(3)	(1)	(1,134)
Income tax paid	(955)	1	-	(954)
Net cash provided by operating activities (a)	11,636 (2)	(399)	-	11,236
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets (3)	(8,557)	(23)	-	(8,580)
Purchases of property, plant and equipment and intangible assets	(8,725)	(24)	-	(8,749)
Increase (decrease) in fixed assets payables	(73)	1	-	(72)
Investing donations received in advance	24	-	-	24
Sales of property, plant and equipment and intangible assets	217	-	-	217
Cash paid for investment securities, net of cash acquired	(210)	(1)	-	(211)
Investments in associates and joint ventures	(3)	-	-	(3)
Purchases of equity securities measured at fair value	(75)	(0)	-	(76)
Proceeds from sales of investment securities, net of cash transferred	891	-	-	891
Other proceeds from sales of investment securities at fair value	95	-	-	95
Other decrease (increase) in securities and other financial assets	1,632	274	2	1,908
Net cash used in investing activities (b)	(6,227)	249	2	(5,976)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	2,523	27	(27)	2,523
Medium and long-term debt redemptions and repayments	(4,572) (4)	(27)	27	(4,572)
Increase (decrease) of bank overdrafts and short-term borrowings	1,148	(3)	(2)	1,143
Decrease (increase) of cash collateral deposits	973	15	-	988
Exchange rates effects on derivatives, net	201	-	-	201
Other cash flows
Repayments of lease liabilities	(1,621)	(4)	-	(1,625)
Subordinated notes issuances (purchases) and other related fees	(311)	-	-	(311)
Coupon on subordinated notes	(238)	-	-	(238)
Proceeds (purchases) from treasury shares	(199)	-	-	(199)
Capital increase (decrease) - non-controlling interests	1	4	-	5
Capital increase (decrease) - telecom activities / mobile financial services (5)	(317)	317	-	-
Changes in ownership interests with no gain / loss of control	(403)	-	-	(403)
Dividends paid to owners of the parent company	(2,127)	-	-	(2,127)
Dividends paid to non-controlling interests	(218)	-	-	(218)
Net cash used in financing activities (c)	(5,160)	328	(2)	(4,834)
Cash change in cash and cash equivalents (a) + (b) + (c)	249	177	(0)	427
Net change in cash and cash equivalents
Cash and cash equivalents in the opening balance	7,891	254	-	8,145
Cash change in cash and cash equivalents	249	177	(0)	427
Non-cash change in cash and cash equivalents (6)	48	2	-	50
Cash and cash equivalents in the closing balance	8,188	433	-	8,621

(1) Including interests paid on lease liabilities for (247) million euros in 2023, (141) million euros in 2022 and (119) million euros in 2021 and interests paid on debt related to financed assets for (14) million euros in 2023, (3) million euros in 2022 and (1) million euros in 2021.

(2) Including significant litigation paid and received for (23) million euros in 2023, (20) million euros in 2022 and (306) million euros in 2021.
(3) Including telecommunication licenses paid for (521) million euros in 2023, (981) million euros in 2022 and (717) million euros in 2021.
(4) Including repayment of debt related to financed assets for (117) million euros in 2023, (97) million euros in 2022 and (80) million euros in 2021.
(5) Including Orange Bank's share capital invested by Orange group for 200 million euros in 2023, 150 million euros in 2022 and 300 million euros in 2021.
(6) Of which effect of exchange rates changes and other non-monetary effects.

The table below shows the reconciliation between net cash provided by operating activities (telecom activities), as shown in the simplified statement of cash flows, and organic cash flow from telecom activities.

(in millions of euros)	2023	2022	2021
Net cash provided by operating activities (telecom activities)	12,480	11,921	11,636
Purchases (sales) of property, plant and equipment and intangible assets	(7,594)	(8,251)	(8,557)
Repayment of lease liabilities	(1,652)	(1,514)	(1,621)
Repayment of debt related to financed assets	(117)	(97)	(80)
Elimination of telecommunication licenses paid	521	981	717
Elimination of significant litigation paid (and received)	23	20	306
Organic cash flow from telecom activities	3,661	3,058	2,401

The table below shows the reconciliation between net cash provided by operating activities (telecom activities), as shown in the simplified statement of cash flows, and free cash flow all-in from telecom activities.

(in millions of euros)	2023	2022	2021
Net cash provided by operating activities (telecom activities)(1)	12,480	11,921	11,636
Purchases (sales) of property, plant and equipment and intangible assets	(7,594)	(8,251)	(8,557)
o/w telecommunication licenses paid	(521)	(981)	(717)
Repayment of lease liabilities	(1,652)	(1,514)	(1,621)
Repayment of debt related to financed assets	(117)	(97)	(80)
Payment of coupons on subordinated notes(2)	(177)	(213)	(238)
Free cash flow all-in from telecom activities	2,940	1,845	1,140

(1) The net cash provided by operating activities of telecom activities includes significant litigation paid for (23) million euros in 2023 ((20) million euros in 2022     and  (306)  million  euros in 2021).

(2)  See Note 15.4.

1.10     Definition of operating segments and performance indicators

Accounting policies

Segment information

Decisions regarding the allocation of resources and the assessment of the performance of Orange (hereinafter referred to as "the Group") are made by the Chief Executive Officer (main operational decision-maker) at business segment level, mainly consisting of the geographical establishments.

The business segments are:

−     France (excluding Orange Business);

−     Spain and each of the Other European countries (including the Poland, Belgium and Luxembourg business segments and each of the Central European countries). The Europe aggregate thus includes all the business segments in this region;

−     the Sonatel sub-group (grouping together Sonatel in Senegal, Orange Mali, Orange Bissau, Orange in Guinea and Orange in Sierra Leone), the Côte d’Ivoire sub-group (including the Orange Côte d’Ivoire entities, Orange in Burkina Faso and Orange in Liberia) and each of the other countries in Africa & Middle East. The Africa & Middle East aggregate thus presents all the business segments in this region;

−     Orange Business, which combines communication solutions and services as well as integration and information technology services for businesses in France and around the world (including the cybersecurity activity);

−     Totem, which combines the activities of the European TowerCo and operates a portfolio of some 27,000 tower sites in France and Spain;

−     International Carriers & Shared Services (IC&SS) activities, which includes certain resources, mainly in the areas of networks, information systems, Research and Development and other shared Group activities, as well as the Orange brand;

−     Mobile Financial Services, which includes Orange Bank.

The use of shared resources, mainly provided by International Carriers & Shared Services, is taken into account in segment results based either on the terms of contractual agreements between legal entities, external benchmarks or by reallocating costs among the segments. The supply of shared resources is included in the other income of the service provider, and the use of these resources is included in the expenses of the service user. The cost of shared resources may be affected by changes in contractual relationships or organization and may therefore impact the segment results presented from one fiscal year to another.

Operating performance indicators

EBITDAaL and eCAPEX are the key operating performance indicators used by the Group to:

−     manage and assess its operating and segment results; and

−     implement its investment and resource allocation strategy.

The Group’s management believes that the presentation of these indicators is relevant as it provides readers with the same management indicators as those used internally.

EBITDAaL relates to operating income before depreciation and amortization of fixed assets, effects resulting from takeovers, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, and after interest on lease liabilities and on debt relating to financed assets, adjusted for:

−     significant litigation effects;

−     specific labor expenses;

−     review of fixed assets, investments and business portfolio;

−     restructuring programs costs;

−     acquisition and integration costs;

−     where appropriate, other specific items.

This measurement indicator allows for the effects of certain specific factors to be isolated, irrespective of their recurrence and the type of income and expense, when they are linked to:

−     significant litigation: significant litigation expenses relate to risk reassessments regarding various disputes. The associated procedures are based on third-party decisions (regulatory authority, court, etc.) and occur over a different period from the activities at the source of the litigation. Costs are by nature difficult to predict in terms of their source, amount and period;

−     specific labor expenses: irrespective of any departure plans included in restructuring programs costs, certain employee working time adjustment programs have a negative impact on the period in which they are signed and implemented. Specific labor expenses also relate to changes in assumptions and experience effects for the various part-time for seniors plans in France;

−     review of fixed assets, investments and business portfolio: the Group conducts an ongoing review of its fixed assets, investments and business portfolio. In this context, exit or disposal decisions are implemented and, by their nature, have an impact on the period in which they take place;

−     restructuring programs costs: the adaptation of the Group’s activities to changes in the environment may generate costs related to the shutdown or major transformation of an activity. These costs, linked to the cessation or major transformation of an activity, mainly consist of employee departure plans, contract terminations and costs in respect of contracts that have become onerous;

−     acquisition and integration costs: the Group incurs costs directly related to the acquisition of entities and their integration in the months following their acquisition. These are primarily fees, registration costs and earn-outs;

−     where appropriate, other specific items that are systematically specified in relation to income and/or expenses.

EBITDAaL is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered a substitute for operating income or cash flows provided by operating activities.

eCAPEX relates to acquisitions of property, plant and equipment and intangible assets excluding telecommunication licenses and financed assets, minus the price of disposal of fixed assets. It is used internally as an indicator to allocate resources. eCAPEX is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other companies.

The Group uses organic cash flow from telecom activities as an operating performance measure for telecom activities as a whole. Organic cash flow from telecom activities relates to net cash flows provided by telecom activities minus (i) repayment of lease liabilities and debt related to financed assets, (ii) purchases and sales of property, plant and equipment and intangible assets, net of the change in fixed asset payables, (iii) excluding the effect of telecommunication licenses paid and significant litigation paid (and received). Organic cash flow is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups.

The Group uses free cash flow all-in from telecom activities as an operating performance measure for telecom activities as a whole. Free cash flow all-in from telecom activities relate to net cash provided by telecom activities minus (i) repayment of lease liabilities and debt relating to financed assets, (ii) purchases and sales of property, plant and equipment and intangible assets, net of the change in fixed asset payables, and (iii) payments of coupons on subordinated notes. Free cash flow all-in from telecom activities is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups.

Assets and liabilities

Inter-segment assets and liabilities are reported in each business segment.

Non-allocated assets and liabilities of telecom activities mainly include external financial debt, external cash and cash equivalents, current and deferred tax assets and liabilities and equity. Financial debt and investments between these segments are presented as unallocated items.

For Mobile Financial Services, the line "Other" includes the assets and liabilities listed above as well as loans and receivables and payables related to Mobile Financial Services transactions.

The other accounting policies are presented within each note to which they refer.

Note 2       Description of business and basis of preparation of the Consolidated Financial Statements

2.1        Description of business

Orange provides B2C and B2B customers and other telecommunication operators with a wide range of connectivity services, including fixed telephony, mobile telecommunication, data transmission and other value-added services, including Mobile Financial Services. In addition to its role as a supplier of connectivity, the Group provides enterprise services, primarily solutions in the fields of digital work, security and improving business line processes.

Telecommunication operator activities are regulated and dependent upon the granting of licenses, just as Mobile Financial Services activities have their own regulations.

2.2        Basis of preparation of the financial statements

The Consolidated Financial Statements were approved by the Board of Directors at its meeting of February 14, 2024 and will be submitted for approval by the Shareholders’ Meeting on May 22, 2024.

The 2023 Consolidated Financial Statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as endorsed by the European Union. Comparative figures are presented for 2022 and 2021 using the same basis of preparation.

The data are presented in millions of euros, without a decimal. Rounding to the nearest million may in some cases lead to non-significant discrepancies in the totals and subtotals shown in the tables.

For the reported periods, the accounting standards and interpretations endorsed by the European Union are similar to the compulsory standards and interpretations published by the International Accounting Standards Board (IASB) with the exception of the texts currently being endorsed, that have no effect on the Group’s financial statements. Consequently, the Group’s financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

The principles applied to prepare the 2023 financial data are based on:

−     all the standards and interpretations endorsed by the European Union that were compulsory at December 31, 2023;

−     the options taken relating to the date and methods of first-time adoption (see 2.3 below);

−     the recognition and measurement options allowed under IFRS:

Standard		Alternative used
IAS 1	Accretion expense on operating liabilities (employee benefits, environmental liabilities and licenses)	Classification as financial expenses
IAS 2	Inventories	Measurement of inventories according to the weighted average unit cost method
IAS 7	Interest paid and dividends received	Classification as net cash provided by operating activities
IAS 16	Property, plant and equipment	Measurement at amortized historical cost
IAS 38	Intangible assets	Measurement at amortized historical cost
IFRS 3	Non-controlling interests	At the acquisition date, measurement either at fair value or according to the portion of the identifiable net assets of the acquired entity

−     accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8:

Topic	Note
Presentation of Consolidated Financial Statements	Financial statements and segment information
Operating taxes and levies payables	10.1
Income taxes	10.2
Non-controlling interests: change in ownership interest in a subsidiary and transactions with owners	3 and 15.6

In the absence of any accounting standard or interpretation applicable to a specific transaction or event, the Group's management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

−     present a true and fair view of the Group’s financial position, financial performance and cash flows;

−     reflect the economic substance of transactions;

−     are neutral;

−     are prepared on a prudent basis; and

−     are complete in all material respects.

2.3        New standards and interpretations applied from January 1, 2023

Only the amendments of the standards applicable to the Group whose effective date is January 1, 2023 are described below.

2.3.1        Amendment to IAS 1: Disclosure of accounting policies

The amendment to the standard indicates that an entity must now disclose their material accounting policies rather than their significant accounting policies. This amendment only marginally changes the information provided by the Group in its notes to the annual Consolidated Financial Statements.

2.3.2        Amendment to IAS 8: Definition of accounting estimates

The amendment to the standard revised the definition of accounting estimates without changing the concept. The implementation of this amendment has had no impact on the Group’s Consolidated Financial Statements and should only marginally change the information provided by the Group in its notes to the annual Consolidated Financial Statements.

2.3.3        Amendment to IAS 12: Deferred tax related to assets and liabilities acquired through a single transaction

The amendment introduces a new exception to the exemption from the initial recognition of deferred taxes. As a result of this amendment, an entity does not apply the initial recognition exemption for transactions that give rise to deductible and taxable temporary differences of identical amounts.

Under applicable tax law, equal taxable and deductible temporary differences may arise on initial recognition of an asset and a liability in a transaction that is not a business combination and that affects neither accounting profit nor taxable profit. For example, this may occur when the lease liability and the corresponding right-of-use asset are recognized under IFRS 16 at the inception of a lease. The Group’s accounting policies were already aligned with the proposals of the amendment.

2.3.4        Amendment to IAS 12: International tax reform - Pillar Two model rules

Amendments have been made to IAS 12 in response to the OECD’s "Pillar Two" reform of international taxation, which mainly aims to establish a minimum tax rate of 15%, to be applied in France from the 2024 fiscal year.

This amendment includes:

−     a temporary, mandatory exception for the recognition of deferred tax resulting from the implementation of this Pillar Two reform; and

−     various disclosures to be made prior to the implementation of this reform in order to inform users of the financial statements of the Group’s exposure to the consequences of its implementation.

The Group has launched a working group to identify the consequences and organize the processes needed to comply with this tax reform. Given the current progress of the work done by the Group and the regulations of the countries in which the Group operates, the financial consequences are expected to be limited (see Note 10.4).

2.3.5        IFRS 17 and amendments to IFRS 9: Insurance Contracts

The Group is not subject to the provisions of the new IFRS 17 on the recognition and measurement of insurance contracts. The amendments to IFRS 9 propose provisions enabling the disclosure of comparative information to companies adopting IFRS 17 for the first time.

2.4        Standards and interpretations compulsory after December 31, 2023 with no early adoption

2.4.1        Amendment to IAS 21: Lack of exchangeability

IAS 21 has been amended to specify how to assess whether a currency is exchangeable or not and how to determine the exchange rate when it is not. As the Group does not operate in countries with non-exchangeable currencies, the implementation of this amendment is not expected to have any impact. The date of entry into force of this amendment is January 1, 2025.

2.4.2        Amendment to IAS 7 and IFRS 7: Reverse factoring - Supplier finance arrangements

The amendment to the two standards is added to the list of disclosures, with a specific focus on reverse factoring transactions. This amendment should only marginally change the information provided by the Group in its notes to the Consolidated Financial Statements, as such factoring transactions are already described in the Group’s notes to the Consolidated Financial Statements. The date of entry into force of this amendment is January 1, 2024.

2.4.3        Amendment to IAS 1: Classification of liabilities as current or non-current

The amendment to the standard sets out new provisions for assessing the presentation of a liability in the balance sheet at the reporting date, based on conditions that might make the liability payable within the 12 months following the reporting date. This amendment is not expected to have any impact on the Group’s Consolidated Financial Statements and is only expected to marginally change the information provided by the Group in its notes to the Consolidated Financial Statements. The date of entry into force of this amendment is January 1, 2024.

2.4.4        Amendment to IFRS 16: Lease liability in a sale and leaseback

The amendment clarifies the accounting treatment of changes in the lease liability arising from the sale of an asset followed by the leaseback of the asset at variable rents. This amendment does not change the initial accounting treatment of the lease liability, but specifies that in the event of subsequent changes in rents, the difference between the rent actually paid and the reduction in the liability is recognized in the income statement. The Group does not expect the implementation of this amendment to have a significant impact, as sale and leaseback transactions are not common within the Group. The provisions of this amendment will apply as of January 1, 2024.

2.5        Accounting policies, use of judgment and estimates

The accounting policies are presented within each note to which they refer. In summary:

Note	Topic	Accounting policies	Judgments and estimates(1)
1	Segment information	X
3	Changes in the scope of consolidation, takeovers (business combinations), internal transfer of consolidated shares, assets held for sale	X	X
4.1	Revenue	X	X
4.3	Trade receivables	X	X
4.4	Customer contract net assets and liabilities, costs of obtaining a contract and costs to fulfill a contract, unfulfilled performance obligations	X	X
4.5	Submarine cable consortiums, Orange Money	X
5.1	Advertising, promotion, sponsoring, communication and brand marketing costs	X
5.2	Litigation, acquisition and integration costs	X	X
5.3	Restructuring costs	X	X
5.4	Broadcasting rights and equipment inventories	X
5.6	Trade payables (goods and services)	X	X
6.2	Employee benefits	X	X
6.3	Employee share-based compensation	X
7	Goodwill, impairment of goodwill	X	X
8.2	Depreciation and amortization	X
8.3	Impairment of fixed assets	X	X
8.4	Other intangible assets	X	X
8.5	Property, plant and equipment	X	X
8.6	Fixed assets payables	X	X
8.7	Dismantling provisions	X	X
9	Leases	X	X
9.1	Right-of-use assets	X
9.2	Lease liabilities	X	X
10.1	Operating taxes and levies	X	X
10.2	Income taxes	X	X
11	Interests in associates and joint ventures	X	X
12	Related-party transactions	X
13.3	Net financial debt	X	X
13.3	Cash and cash equivalents, bonds, bank loans and loans from multilateral lending institutions	X
13.4	Perpetual bonds redeemable for shares (TDIRA)	X	X
13.7	Financial assets (telecom activities)	X	X
13.8	Derivatives (telecom activities)	X
14.8	Fair value of financial assets and liabilities (telecom activities)	X	X
15.2	Treasury shares	X
15.4	Subordinated notes, equity component of perpetual bonds redeemable for shares (TDIRA)	X	X
15.5	Translation adjustments	X
15.6	Non-controlling interests	X
15.7	Earnings per share	X
17.1	Financial assets and liabilities of Mobile Financial Services	X
17.1.1	Financial assets related to Orange Bank activities	X	X
17.2.7	Fair value of financial assets and liabilities of Orange Bank		X
18	Litigation		X
20	Scope		X
(1) See Notes 2.5.1 and 2.5.2

2.5.1        Use of judgment

In addition to the alternatives or accounting positions mentioned above in 2.2, Management exercises judgment in order to define the accounting policies for certain transactions:

Topic		Nature of accounting judgment
Notes 3 and 20	Control

Exercise of judgment in certain circumstances with respect to the existence or not of control

Continuous control assessment which can affect the scope of consolidation, as for instance when a shareholders’ agreement is revised or terminated, or when protective rights turn into substantive rights

Note 4	Sales	Splitting transaction price between mobile and service Identification of distinct or non-distinct performance obligations
Notes 5, 10 and 18	Purchases and other expenses, tax and litigation

Litigation (including tax disputes and audits): measurement of technical merits of the interpretations and legislative positions and qualification of the facts and circumstances

Onerous supplier contracts: trigger event, nature of unavoidable costs

Note 5	Purchases and other expenses	Reverse factoring: distinguishing operating debt and financial debt
Note 8	Fixed assets	Qualifying network, sites or equipment sharing among operators as joint operations
Note 9	Leases

Determination of the non-cancellable lease term and assessment of the exercise or not of termination, extension and purchase option

Separation of service and lease components of leases

"TowerCos" arrangements: electing the unit of account (tower or used space) and analyzing the arrangements in order to determine whether they contain a lease

Notes 13 and 15	Financial assets, liabilities and financial results (telecom activities) Equity	Distinguishing equity and debt: assessing specific contractual clauses

2.5.2        Use of estimates

In preparing the Group's financial statements, Orange's management makes estimates, insofar as many elements included in the financial statements cannot be measured precisely. Management revises these estimates if the underlying circumstances evolve or in light of new information or more experience. Consequently, the estimates made at December 31, 2023 may subsequently be changed.

Topic		Key sources of estimates on future income and/or cash flows
Notes 4, 14 and 17	Sales	Deciding duration of legally binding rights and obligations
Notes 5, 10 and 18	Risk of resources outflow linked to litigation (including tax disputes and audits) Onerous contracts	Underlying assumptions of the assessment of legal and tax positions Identifying and releasing of uncertain legal and tax positions Underlying assumptions of the assessment
Notes 7.3, 7.4, 8.3, 8.4, 8.5 and 11	Measurement of the recoverable values for the impairment tests (goodwill, property, plant and equipment and intangible assets interests in associates and joint ventures)

Sensitivity to the discount rate, perpetual growth rate and business plan assumptions affecting expected cash flows (revenue, EBITDAaL and investments)

Assessing the competitive, economic and financial environment of the countries where the Group operates

Note 10.2	Measurement of the recoverable value of deferred tax assets	Assessing the time frame for recovering deferred tax assets when a tax entity returns to profit or when tax legislation limits the use of tax loss carryforwards
Note 8	Fixed assets

Assessing the useful life of assets based on changes in the technological, regulatory or economic environment (notably the migration from the copper local loop into fiber and other greater bandwidth technologies, radio technology migration)

Site dismantling and restoration provisions: dismantling time frame, discount rate, expected cost

Note 9	Leases	Determination of the incremental borrowing rate of the lease when the implied interest rate is not identifiable in the lease Determination of the term of certain leases
Note 6.2	Employee benefits	Sensitivity to discount rates
Notes 14 and 17	Fair value of financial assets and liabilities	Models, selection of parameters, fair value hierarchy, assessment of non-performance risks

Furthermore, aside from the elements linked to the level of activity, income and future cash flows are sensitive to changes in financial market risks, notably interest rate and foreign exchange risks (see Note 14).

2.5.3        Consideration of climate change risks

Natural disasters and other accidental events related to climate change, such as fires, could lead to significant destruction of the Orange group’s facilities, resulting in both service interruptions and high repair costs. The frequency and intensity of weather events related to climate change (e.g. floods, storms and heat waves) continue to increase, which could aggravate claims and increase the related damage. In the medium term, rising sea levels could affect sites and facilities located near the coast more often. While coverage of claims by insurers could decrease further, the damage caused by major disasters could result in significant costs to Orange, some of which could be at the expense of the Orange group and thus affect its financial position and outlook.

The Group is therefore integrating climate change risks more systematically into its activities. This can be seen in the assessment of these risks on the value of some of its assets through their depreciation schedule or as an event that could lead to the identification of an impairment loss indicator or on the future prospects of obtaining financing. Consideration of climate risks is also reflected in the Group’s commitment to be Net Zero Carbon by 2040. This commitment has led to changes in certain investment choices related to its activity.

Numerous projects have been initiated within the Group in order to understand the impacts of climate change on its operations. The implementation of actions to limit the effects of the Group’s activities on climate change is also underway. The outcome of these projects could lead the Group to review certain accounting treatments, judgments or estimates of financial risks, the impact of which is still difficult to assess reliably. Climate resilience and adaptation are fast-growing topics and will require the Group to better assess the risks to which it is exposed. The Group has begun a process of analysis in order to diagnose the exposure to climate risks of its various geographic locations based on the study of various impact scenarios related to climate change. At December 31, 2023, the Group has not identified any reliably estimated material impact on its financial statements at the stage of completion of the projects in progress.

2.5.4        Changes in the macroeconomic environment

The judgment and estimates made by the Group also take into account the volatility of certain data linked to the complexity of the current macroeconomic context, and the Group has paid particular attention to:

−     possible impacts on impairment testing, whether on changes in market data (discount rates, changes in inflation) or on the flows used;

−     consequences of changes in market data on the valuation of certain Group assets and liabilities;

−     changes to the list of countries whose economies are suffering from hyperinflation and the materiality of the restatements required by IAS 29;

−     price volatility or the risk of supply difficulties in certain countries, particularly for electricity.

Note 3       Gains and losses on disposal and main changes in scope of consolidation

3.1        Gains (losses) on disposal of fixed assets, investments and activities

(in millions of euros)	Note	2023	2022	2021
Gains (losses) on disposal of fixed assets	8.1	91	159	52
Gains (losses) on disposal of investments and activities	3.2	(1)	74	2,455(1)
Gain (losses) on disposal of fixed assets, investments and activities		90	233	2,507

(1)  Includes gains arising from the loss of exclusive control on Orange Concessions for 2,124 million euros and on the FiberCo in Poland for 340 million euros.

3.2        Main changes in the scope of consolidation

Changes in the scope of consolidation during 2023

Takeover of VOO in Belgium

On June 2, 2023, Orange Belgium finalized the acquisition from Nethys of 75% of the capital minus one share of VOO for 1,369 million euros. VOO’s contribution is consolidated in the Group’s financial statements from this date.

This transaction is intended to support Orange Belgium’s national convergent strategy and is expected to generate significant synergies, mainly related to the transfer of VOO’s MVNO business to the Orange Belgium network.

At the end of the transaction, Nethys retains a minority interest in VOO and now has protective rights to ensure the completion of the industrial and social project.

A put option granted by Orange to Nethys on its stake in VOO, exercisable until June 2026, led to the recognition of a current financial liability of 279 million euros at the acquisition date, corresponding to the fair value of equity attributable to minority interests.

The transaction also gives Nethys the option of converting its stake in VOO into Orange Belgium shares until June 2025. If necessary, Nethys has a put option granted by Orange on these shares, exercisable until June 2026.

The Board of Directors of Nethys has announced its intention to convert its stake into Orange Belgium shares. This transaction is currently being analyzed by a committee of independent directors of Orange Belgium and remains subject to the opinion of the Board of Directors and the approval of the General Assembly of Orange Belgium.

Following this process, Nethys could obtain an 11% stake in Orange Belgium and retain, once in the capital of Orange Belgium, the governance rights associated with its stake in VOO.

(in millions of euros)	At acquisition date
Acquisition cost, net of transaction costs	1,369
Transaction costs	24
Cash acquired	(19)
Cash paid for investment securities, net of cash acquired	1,373

In accordance with IFRS 3 - Business Combinations the fair value measurement of the identifiable assets acquired and liabilities assumed was completed in the 2023 fiscal year. The purchase price allocation is as follows:

(in millions of euros)	At acquisition date
Purchase price related to the acquisition of the 75% share	1,369
Fair value of the non-controlling interests	279
Acquisition cost (a)	1,648
Net book value acquired before purchase price allocation	760
Effects of fair value measurement:
Tangible assets	152
Customer relationship	114
Trademark	16
Other intangibles	(11)
Net deferred tax	(68)
Net asset remeasured at fair value (b)	964
Goodwill (a)-(b)	684

Liability guarantees, which are customary in this type of transaction, were also granted to Orange (see Note 16.2 "Consolidation scope Commitments").

Below is VOO’s contribution to the Group’s consolidated statement of financial position at the acquisition date:

(in millions of euros)	2023
Assets
Goodwill	684
Other intangible assets	166
Property, plant and equipment	1,132
Right-of-use assets	30
Other	8
Total non-current assets	2,020
Inventories	24
Trade receivables	86
Cash and cash equivalents	19
Other	58
Total current assets	187
Total assets	2,207

(in millions of euros)	2023
Equity and liabilities
Total equity	1,648
Non-current financial liabilities	86
Non-current lease liabilities	30
Deferred tax liabilities	56
Other	43
Total non-current liabilities	214
Current financial liabilities	119
Trade payables	145
Operating taxes and levies payables	31
Current taxes payables	18
Other	32
Total current liabilities	345
Total equity and liabilities	2,207

The contribution of VOO and its subsidiaries to the Group’s consolidated income statement at December 31, 2023, since its acquisition on June 2, 2023, is shown below:

(in millions of euros)	2023
Revenue	300
Operating income	(18)
Finance costs, net	(6)
Income taxes	5
Consolidated net income	(19)

Ongoing transactions at December 31, 2023

Decision of the European Commission expected by the end of February 2024 on the consolidation of the activities of Orange and MásMóvil in Spain

On July 23, 2022, Orange and MásMóvil have signed a binding agreement relating to the combination of their activities in Spain (excluding Totem Spain and MásMóvil Portugal). This business combination will take the form of a 50-50 joint venture, co-controlled by the Orange group and the shareholder of MásMóvil. The Orange group would then lose exclusive control over its activities in Spain, and the joint venture would be consolidated using the equity method in the Orange group’s Consolidated Financial Statements.

At the reporting date, completion of the transaction remains subject to the approval of the competent administrative, regulatory and antitrust authorities and to the relevant and/or contractual conditions precedent.

In view of the progress of the transaction and the need to obtain the green light from the relevant antitrust and administrative authorities, the Group considers that IFRS 5 criteria relating to measurement and presentation of operations held for sale are not met at December 31, 2023.

The European Commission, after conducting a preliminary investigation (Phase I), has launched a thorough investigation (Phase II) which is expected to return on February 22, 2024.

Agreement signed for the sale of Orange’s OCS and Orange Studio shares to the Canal+ Group

On January 9, 2023, Orange and the Canal+ Group announced the signature of a memorandum of understanding anticipating the sale to the Canal+ Group of all capital held by Orange in the OCS pay TV package and in Orange Studio, the film and series co-production subsidiary. The Canal+ Group will become the sole shareholder of both companies following this transaction.

At December 31, 2023, completion of the transaction remains subject to the approval of the competent administrative, regulatory and antitrust authorities and to the relevant and/or contractual conditions precedent.

On January 12, 2024, the French Competition Authority granted conditional authorization for the transaction to go ahead (see Note 19 Subsequents events).

Agreement signed for the merger of Orange Romania Communications into Orange Romania

On September 30, 2021, Orange Romania completed for an amount of 296 million euros the acquisition of a 54% majority block in the capital of Telekom Romania Communications, since renamed Orange Romania Communications, and the takeover of an MVNO contract previously concluded between Telekom Romania Communications and Telekom Romania Mobile. As of the completion of this transaction, Orange Romania Communications is jointly owned by Orange (54%) and the Romanian government (46%).

On December 6, 2023, an agreement was signed with the Romanian state defining the main principles of the merger of Orange Romania Communications into Orange Romania and the entry of the Romanian state into the capital of Orange Romania.

The signing of this agreement has no impact on the Consolidated Financial Statements at December 31, 2023. The merger is expected to be completed in the first half of 2024.

Other ongoing projects in 2023

Conclusions from the Orange Bank strategic review and exclusive negotiations entered into with BNP Paribas

On June 28, 2023, the Orange group announced that it was entering into exclusive negotiations with BNP Paribas to define a referral partnership for the Orange Bank customer portfolio in France, and to develop financing solutions for mobile devices. The two groups are also discussing the terms of a takeover of Orange Bank’s business in Spain. This partnership will provide a continuity solution for Orange Bank customers and is in line with the intention to progressively withdraw Orange Bank from the retail banking market in France and Spain.

Changes in the scope of consolidation during 2022

Merger by incorporation of Deezer by the SPAC I2PO and initial public offering of the global music streaming platform

On April 19, 2022, I2PO, a SPAC (special purpose acquisition company) publicly traded since July 2021, and Deezer (the global music and audio streaming platform) announced that they had reached a definitive agreement for a business combination.

On July 4, 2022, Deezer’s shareholders contributed their shares to the SPAC in exchange for newly issued shares of the latter. A capital increase was carried out at the same time.

The merged entity, renamed Deezer, was floated on the stock exchange on July 5, 2022, and is now listed on the professional compartment of the Euronext Paris regulated market. Before the initial public offering, the transaction valued Deezer’s shares at 1.05 billion euros.

Prior to the transaction, the Group held an equity interest of 10.42% in Deezer and exercised a significant influence over the entity due to its presence on the Board of Directors.

After the transaction, Orange holds 8.13% of the new entity and no longer exercises a significant influence. Pursuant to IAS 28 and IFRS 9, the transaction entailed the disposal of all of Deezer’s interests in associates and joint ventures and the purchase at fair value of 9,061,723 shares in the new entity. Orange also purchased 500,000 additional shares by participating in the capital increase that followed the merger.

The Deezer shares had been fully impaired in the Group’s financial statements and the fair value of the I2PO shares was calculated on the basis of the price proposed for the initial public offering of July 5, 2022, i.e. 8.50 euros per share.

This transaction thus resulted in the Orange group recognizing a gain on disposal of 77 million euros in the income statement for the second half-year.

The shares of the new entity are presented in the balance sheet as investment securities at fair value through other comprehensive income.

Changes in the scope of consolidation during 2021

Disposal of 50% of the capital of Orange Concessions

On November 3, 2021, after receiving final approvals from the antitrust and local authorities, the Orange group sold a 50% stake in Orange Concessions to the HIN consortium (bringing together La Banque des Territoires, CNP Assurances and EDF Invest) for an amount of 1,053 million euros, resulting in the loss of Orange’s exclusive control over this entity and its subsidiaries.

The transaction also includes a call option for the acquisition of an additional 1%, exercisable by Orange during the second quarter of the years 2026 to 2027. Guarantees, which are customary in this type of transaction, have also been granted (see Note 16 "Contractual obligations and off-balance sheet commitments").

As part of the transaction, 43 million euros was also received as compensation for a shareholder loan between Orange and Orange Concessions that existed prior to the disposal date. In addition, in November 2021, Orange Concessions repaid approximately 620 million euros of loans contracted, before the transaction date, with Orange SA following the issuance of bank loans by Orange Concessions.

Following this transaction, Orange Concessions is 50% owned by Orange and 50% owned by the consortium, which have joint control over this entity, which combines 24 subsidiaries that hold Public Initiative Networks (PIN) contracts with local authorities in mainland France and the French overseas territories.

This investment has been accounted for using the equity method since November 3, 2021. The fair value of the remaining stake retained by the Orange group (corresponding to 50% of the capital of Orange Concessions) amounted to 1,053 million euros at the transaction date (see Note 11 "Interests in associates and joint ventures").

This transaction was reflected in the Group's consolidated income statement as follows:

(in millions of euros)	At disposal date
Sale price of 50% of Orange Concessions' shares to the Consortium	1,053
Remeasurement at fair value of remaining interests held by Orange	1,053
Fair Value of Orange Concessions at the disposal date (a)	2,107
Net book value and transaction costs related to sale of Orange Concessions (b)	17
Gain resulting from the loss of exclusive control on Orange Concessions (a)+(b)	2,124
Tax cost related to sale of the shares	(47)
Net gain resulting from the loss of exclusive control on Orange Concessions	2,077

The effects of the disposal of Orange Concessions shares presented in the cash flow statement are as follows:

(in millions of euros)	At disposal date
Sale price of sold shares, net of transaction costs	1,046
Tax costs related to sale of Orange Concessions' shares	(47)
Transferred cash of Orange Concessions	(242)
Sales of investment securities, net of cash transferred	758

The following assets and liabilities of Orange Concessions and its subsidiaries were derecognized on the date of disposal:

(in millions of euros)	At disposal date
Assets	1,374
Intangible and tangible assets	925
Financial assets	76
Trade receivables	71
Other assets	60
Cash and cash equivalents	242
Liabilities	1,374
Net equity	(62)
Trade payables	632
Financial liabilities	710
Other liabilities	94
Income statement
Revenues	471
Operating Income	(23)
Finance cost, net	(21)
Income taxes	(11)
Net income	(55)

Disposal of 50% of a subsidiary of Orange Polska in the context of the creation of a FiberCo in Poland

On August 31, 2021, Orange Polska and the APG Group finalized a share sale agreement under which the Group sold a 50% stake in Światlowód Inwestycje Sp. z o.o., Orange Polska's wholly owned "FiberCo" entity, whose scope of activity includes building fiber infrastructure and offering wholesale access services to other operators.

The net tax gain associated with the loss of control in the FiberCo, recognized in the consolidated income statement, amounted to 310 million euros and breaks down as follows:

(in millions of euros)	At disposal date
Sale price of 50% of FiberCo's shares sold to APG Group	292
Reameasurement at fair value of remaining interests hold by Orange Polska	292
Fair value of the FiberCo shares at the disposal date (a)	584
Net book value and transaction costs related to sale of the FiberCo (b)	(244)
Gain resulting from the loss of control on the FiberCo (a)+(b)	340
Tax cost related to sale of the shares	(30)
Net gain resulting from the loss of exclusive control on FiberCo	310

The sale price of the shares sold amounts to 292 million euros, of which 202 million euros was received in cash and 90 million euros to be received during the fiscal years 2022 through 2026, subject to compliance with the FiberCo entity's network deployment schedule.

Below are the effects of the disposal of FiberCo's shares in the cash flow statement (cash-flows related to investment activities):

(in millions of euros)	At disposal date
Sale price of sold shares, net of transaction costs	288
Tax costs related to the transaction (VAT and income tax)	(61)
Transferred cash of the sold entity	(5)
Receivables on sale of shares	(90)
Sales of investment securities, net of cash transferred	132

The following assets and liabilities of FiberCo were derecognized on the date of disposal:

(in millions of euros)	At disposal date
Assets	297
Tangible assets	87
Operating taxes assets and tax receivable	46
Prepaid expenses	154
Other assets	5
Cash and cash equivalents	5
Liabilities	297
Equity	240
Non current financial liabilities	36
Other liabilities	21

Guarantees, customary in this kind of transaction, were granted. The transaction also includes:

−     an obligation on each party to refinance the entity for around 66 million euros between 2023 and 2026,

−     a call option for an additional stake of approximately 1% in Światlowód Inwestycje exercisable by Orange Polska over the fiscal years 2027 through 2029.

As of August 31, 2021, Światlowód Inwestycje became a jointly controlled entity with the APG Group accounted for using the equity method (see Note 11 "Interests in associates and joint ventures").

Completion of the purchase price allocation for Telekom Romania Communications

On September 30, 2021, Orange Romania completed the acquisition of a 54% majority block in Telekom Romania Communications and the takeover of an MVNO contract previously concluded between Telekom Romania Communications and Telekom Romania Mobile, for an amount of 296 million euros. This transaction aims to accelerate Orange Romania’s ambitions to become a major convergent operator for customers in the Romanian market.

In accordance with standard practice in this type of transaction, the amount paid by Orange Romania was subject to price adjustments in the months following the transaction.

(in millions of euros)	At acquisition date
Acquisition cost	296
Acquisition cost adjustment	(11)
Cash acquired	(90)
Cash paid for investment securities, net of cash acquired	195

In accordance with IFRS 3 - Business Combinations the fair value measurement of the identifiable assets acquired and liabilities assumed was finalized in the 2022 fiscal year. The final purchase price allocation is as follows:

(in millions of euros)	At acquisition date
Purchase price related to the acquisition of the 54% share(1)	285
Fair value of the non-controlling interests	245
Acquisition price (a)	530
Net book value acquired	261
Effects of fair value measurement:
Tangible assets(2)	261
Customer relationship	29
Other intangibles	2
Other	(3)
Net deferred tax	(20)
Net asset remeasured at fair value (b)	530
Badwill / Goodwill (a)-(b)	-

(1) The amount paid by Orange Romania as of September 30, 2021 had been subject to price adjustments in the months following the transaction.

(2) The fair value measurement of property, plant and equipment mainly relates to land and buildings.

Liability guarantees, which are customary in this type of transaction, were also granted to Orange (see Note 16.2 "Consolidation scope Commitments").

Conditional voluntary public tender offer on shares of Orange Belgium

On April 8, 2021, Orange SA launched a conditional voluntary public tender offer for 46.97% of the capital of Orange Belgium, corresponding to the balance of remaining shares not held directly and indirectly, at a price of 22 euros per share. The offer was opened from April 8 to April 23, 2021 and then voluntarily reopened from April 28, 2021 to May 4, 2021, under the same conditions. Following this offer, Orange SA directly and indirectly held 76.97% of the share capital of Orange Belgium.

The total acquisition cost of these shares amounted to 316 million euros. This share offer did not change the Orange group’s p-existing control over Orange Belgium, its subsidiaries and non-consolidated shares. Thus, in the Consolidated Financial Statements, this transaction resulted in an effect of (316) million euros on equity (including (172) million euros relating to the portion attributable to owners of the parent company and (144) million euros relating to the portion attributable to minority shareholders).

The cash paid out to acquire these minority interests in Orange has been presented in the financing flows in the statement of cash flows.

Accounting policies

Changes in the scope of consolidation

Entities are fully consolidated if the Group has the following:

−     power over the investee; and

−     exposure, or rights, to variable returns from its involvement with the investee; and

−     the ability to use its power over the investee to affect the amount of its returns.

IFRS 10 requires the exercise of judgment and continuous assessment of the control situation.

Clarifications of when the ownership interest does not imply a de facto presumption are provided in Note 20, which lists the main consolidated entities.

Joint ventures and companies over which the Group exercises significant influence (generally corresponding to an ownership interest of 20% to 50%) are accounted for using the equity method.

When assessing the level of control or significant influence exercised over a subsidiary or associate, the existence and effect of any exercisable or convertible potential voting rights at the closing date are taken into account.

Takeovers (business combinations)

Business combinations are accounted for using the acquisition method:

−     the acquisition cost is measured at the fair value of the consideration transferred, including all contingent consideration, at the acquisition date. Subsequent changes in the fair value of a contingent consideration are accounted for either through profit or loss or in equity, in accordance with the applicable standards, facts and circumstances;

−     goodwill is the difference between the consideration transferred, plus the non-controlling interests and the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, and is recognized as an asset in the statement of financial position. Considering the Group’s activity, the fair value measurements of the identifiable assets mainly relate to licenses, customer bases and brands (which cannot be capitalized when developed in-house), generating associated deferred tax. The fair value of these assets, which cannot be observed, is established using commonly adopted methods, such as those based on revenues or costs (e.g.: the "Greenfield" method for the valuation of licenses, the "relief from royalty" method for the valuation of brands and the "excess earnings" method for customer bases).

−     when the consideration transferred, plus the non-controlling interests, is less than the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, a badwill is recognized as income for the period in the income statement on the line "Effects resulting from business combination".

For each takeover involving an equity investment below 100%, the fraction of the interest not acquired (non-controlling interests) is measured:

−     either at its fair value, in which case goodwill is recognized for the portion relating to non-controlling interests;

−     or proportionate to its share of the acquiree’s identifiable net assets: in which case, goodwill is only recognized for the portion acquired.

Costs directly attributable to the acquisition are recognized directly in operating expenses in the period in which they are incurred.

When a takeover is achieved in stages, the previously held equity interest is re-measured at fair value at the acquisition date through operating income. The related other comprehensive income, if any, is fully reclassified to profit or loss. When the previous portion was measured at fair value through other comprehensive income, the remeasurement was recognized in other comprehensive income.

 Loss of exclusive control resulting from the partial disposal of consolidated shares

A loss of exclusive control by the Group over one of its subsidiaries results in the recognition in profit or loss of a capital gain or loss on the disposal, and in the remeasurement at fair value of the residual interest retained in accordance with the requirements of IFRS 10 applicable in the event of a loss of control.

Loss of significant influence or joint control leading to the discontinuation of the equity method while retaining a residual interest

A loss of significant influence or joint control by the Group over one of its associates or joint ventures while retaining a residual interest results in the recognition in profit or loss of a capital gain or loss on the disposal of the shares sold, and, in accordance with the provisions of IAS 28, the remeasurement at fair value of the residual interest retained. The fair value of the retained interest constitutes the entry value of the financial asset within the scope of IFRS 9.

Internal transfer of consolidated shares

The IFRS do not address the accounting treatment of a transfer of consolidated shares within the Group resulting in changes in ownership interest. The Group applies the following accounting policy:

−     the transferred shares are carried at historical cost and the gain or loss on disposal is fully eliminated in the acquirer’s accounts;

−     the non-controlling interests are adjusted to reflect the change in their share in equity against Group retained earnings, with no impact on profit and loss and equity.

Assets held for sale

The Group qualifies an asset or group of assets as "held for sale" when:

−     the management is committed to a plan to sell;

−     the asset is available for immediate sale in its current state (subject to any conditions precedent that are usual in such disposals); and

−     the disposal is highly likely to take place within 12 months.

Thus, when the Group is committed to a plan to sell involving the loss of control or significant influence over one of its assets, it classifies all assets and liabilities of the entity concerned on a separate line in the statement of financial position: "Assets/Liabilities held for sale," at a value equal to the lower of the net carrying value and the fair value net of disposal costs.

In addition, when the asset or group of assets held for sale is a major component of a business segment, its contribution to the income statement is presented separately below "net income from continuing operations" and its cash flow contribution is presented in the statement of cash flows.

Note 4       Sales

4.1        Revenue

Revenue is presented by category and segment in Note 1. The breakdown of revenue by type is as follows:

−     Convergent services: these include revenue from convergent services in the B2C market (combined Internet + Mobile offers);

−     Mobile-only services: mobile-only services revenue includes call revenues (voice, SMS and data), mainly outgoing, excluding convergent services (see below);

−     Fixed-only services: revenue from fixed-only services includes revenue from retail sales of fixed broadband and narrowband services, excluding convergent services (see below) and B2B fixed solutions and networks services, including voice and data services;

−     IT & Integration Services: these services include unified communication and collaboration services (LAN and telephony, consultancy, integration, project management), hosting and infrastructure services (including cloud computing), application services (customer relations management and other application services), security services, video conferencing offers and equipment sales related to the above products and services;

−     Services to carriers (wholesale): wholesale revenue includes roaming revenue from customers of other networks (national and international roaming), from Mobile Virtual Network Operators (MVNO), from network sharing and from equipment sales to operators;

−     Equipment sales: equipment sales include all sales of equipment (handsets, broadband equipment, connected devices and accessories) with the exception of equipment sales related to IT & Integration Services (presented on the "IT & Integration Services" line), sales of network equipment related to the operation of voice and data services in the Orange Business segment (presented on the "Fixed-only services" line), equipment sales to external distributors or brokers (presented on the "Other revenues" line) and equipment sales to operators;

−     Other revenues: these revenues include, in particular, equipment sales to external distributors and brokers, revenue from portals, online advertising and the Group’s cross-functional activities and miscellaneous other revenues.

Accounting policies

Most revenue falls within the application scope of IFRS 15 "Revenue from Contracts with Customers." Orange’s products and services are offered to customers under services-only contracts and contracts combining the equipment used to access services and/or other service offers. Revenue is recognized net of VAT and other taxes collected on behalf of governments.

−     Standalone service offers (mobile-only services, fixed-only services, convergent services)

Orange offers its B2C and B2B customers a range of fixed and mobile telephony services, fixed and mobile Internet access offers and content offers (TV, video, media, value-added audio service, etc.). Some contracts are for a fixed term (generally 12 or 24 months), while others may be terminated at short notice (i.e. monthly arrangements or portions of services).

Service revenue is recognized when the service is provided, based on use (e.g. minutes of traffic or bytes of data processed) or the period (e.g. monthly service costs).

For some content services, Orange may act solely as an agent enabling the supply by a third-party of goods or services to the customer and not as a principal in the supply of the content. In such cases, revenue is recognized net of amounts transferred to the third party.

Contracts with customers generally do not include a material right, as the price invoiced for subscriptions and the services purchased and consumed by the customer beyond the specific scope (e.g. additional consumption, options, etc.) generally reflect their standalone selling prices. There is no significant impact from contract modification for this type of service contract. Service obligations transferred to the customer at the same pace are treated as a single obligation.

When contracts include contractual clauses relating to commercial discounts (initial discount on signing the contract or conditional on reaching a consumption threshold) or items provided free of charge (for example: a free three-month subscription), the Group spreads these discounts or free items over the term of the contract (the period during which the Group and the customer have firm commitments). Where applicable, the consideration payable to the customer is recognized as a deduction from revenue in accordance with the specific terms and conditions of each contract.

If the performance obligations are not classified as distinct, the offer revenue is recognized on a straight-line basis over the contract term. One of the main applications of this method is the initial service connection in the context of a subscription and communication offer. It is not generally separable from the subscription and communication offer and its invoicing is therefore recognized in income over the average term of the expected contractual relationship.

−     Separate equipment sales

Orange offers its B2C and B2B customers several ways to buy their equipment (primarily mobile devices): equipment sales may be separate from or bundled with a service offer. When separate from a service offer, the amount invoiced is recognized in revenue on delivery and receivable immediately or in installments over a period of up to 24 months. Where payment is received in installments, the offer comprises a financial component and gives rise to the calculation of interest deducted from the amount invoiced and recognized over the payment period in finance costs, net.

Where Orange purchases and sells equipment to indirect channels, the Group generally considers that Orange maintains control until resale to the end-customer (the distributor acts as an agent), even where ownership is transferred to the distributor. Sale proceeds are therefore recognized when the end-customer takes possession of the equipment (on activation).

−     Bundled equipment and service offers

Orange proposes numerous offers to its B2C and B2B customers comprising equipment (e.g. a mobile device) and services (e.g. a talk & text plan).

Equipment revenue is recognized separately from service revenue if the two components are distinct (i.e. if the customer can receive one or other of the services separately). Where one of the components in the offer is not at its separate selling price, revenue is allocated to each component in proportion to their individual selling prices. This is notably the case in offers combining the sale of a mobile phone at a reduced price, where the individual selling price of the mobile phone is considered equal to its purchase cost and logistics expenses plus a commercial margin based on market practice. The amount allocated to equipment sales is recognized under revenue on delivery in exchange for a contract asset, spread over the term of the service contract.

The provision of a Livebox® (proprietary Internet box) is neither a separate component of the Internet access service offer nor a lease, as Orange maintains control of the box.

−     Services including both a build and run phase

For B2B customers, some contracts have two phases: build and then management (operation and maintenance) of assets built and delivered to customers. Revenue recognition requires an analysis of the facts and circumstances of each contract in order to determine whether distinct performance obligations exist. Under these contracts, if the build phase is classified as separate, the Group recognizes the revenue of this phase according to the percentage of completion. However, if the Group does not have a certain right to payment and/or if there is no continuous transfer of control of the asset being built, then revenues for this phase are recognized upon completion. These contracts are generally multi-year, with scalable offers. On each contract modification, we assess the scope of the modification and its impact on the contract price in order to determine whether the modification should be treated as a separate contract, as though the existing contract were terminated and a new contract signed, or whether the modification should be considered as a change to the existing contract.

−     Service offers to carriers (wholesale)

Three types of commercial agreements are entered into with wholesale customers for domestic wholesale activities or international carrier offers:

-     "pay-as-you-go" model: contract generally applied to "legacy" regulated activities (bitstream call termination, local loop access, roaming and certain data solution contracts), where contract services are not covered by a firm volume commitment. Revenue is recognized as the services are provided (which relates to transfer of control) over the contractual term;

-     "send-or-pay" model: contract where the price, volume and term are defined. The customer has a commitment to pay the amount indicated in the contract irrespective of actual traffic consumed over the commitment period. This contract category notably includes certain MVNO (mobile virtual network operator), IDD (international direct dialing) or hubbing (call free floating) contracts. The relevant revenue is recognized progressively based on actual traffic during the period, to reflect transfer of control to the customer;

-     mix model: hybrid contract combining the "pay-as-you-go" and "send-or-pay" models, comprising a fixed entry fee paid by the customer providing access to preferential pricing conditions for a given volume ("send-or-pay" component). In addition to this entry fee, an amount is invoiced based on traffic consumption ("pay-as-you-go" component). The amount invoiced for the entry fee included in this type of commercial agreement is recognized progressively in revenue based on actual traffic over the period.

Current agreements between major transit carriers are not invoiced or cross-invoiced ("free peering") and are therefore not recognized in revenue.

−     Quality of service commitment clause

The contracts entered into by the Group and its customers include service level commitments regarding the processing of orders, delivery and after-sales support (delivery time, performance, recovery time). If the Group fails to comply with one of these commitments, it then compensates the customer, usually in the form of a price reduction. The projected amount of these penalties is recognized as a deduction from revenue whenever it is expected that the commitment will not be fulfilled.

−     Public-private service concession arrangements

The Group rolls out and/or operates certain networks under service concessions, such as the Public Initiative Networks implemented in France to roll out fiber optic networks in less populated areas. Some contracts are analyzed in accordance with IFRIC 12 "Service Concession Arrangements." When the Group builds a network, construction revenue is recognized in consideration of a right to receive compensation from either a public entity or users of the public service. This right is accounted for as:

-     an intangible asset for the right to receive payments from public service users amounting to the fair value of the corresponding infrastructure and is amortized over the term of the contract; and/or

-     a financial receivable for the unconditional right to receive royalties from the public entity, for the fair value of the consideration expected from the public entity. This receivable is recognized at amortized cost.

−     Lease agreements

Orange’s lease revenue is related either to its regulatory obligations to lease technical sites to its competitors, to the supply of equipment in certain contracts with B2B customers, or to the granting of rights of use meeting the criteria for leasing network equipment, i.e. occasional leases of surplus space in certain buildings to third parties.

Lease revenue is recognized on a straight-line basis over the contract term, except for certain equipment leases to B2B customers, which are classified as finance leases; in such cases the equipment is considered sold on credit.

4.2        Other operating income

(in millions of euros)	2023	2022	2021
Net banking income (NBI)	156	124	119
Income from customer collection	87	91	89
Site rentals and franchises income	38	34	87
Tax credits and subsidies	47	48	44
Income from universal service	6	3	4
Other income	560	447	441
Total	894	747	783

Net banking income (NBI) represents the net balance between income from banking operations (fees charged to customers, interest from loans, banking activities retail commissions and other income from banking operations) and expenses from banking operations (interest paid on loans, commissions paid and other bank operating expenses). It is prepared in accordance with accounting practices that are commonly used in France in the banking sector.

Income from customer collection mainly includes interest charged to customers for late payments and recovery of trade receivables previously recognized as losses.

Other income predominantly comprises re-invoicing of network sharing costs, income received from litigation and income relating to line damage.

4.3        Trade receivables

(in millions of euros)	2023	2022	2021
Gross book value of trade receivables	7,070	7,301	7,041
Allowances on trade receivables	(1,058)	(996)	(1,012)
Net book value of trade receivables	6,013	6,305	6,029

(in millions of euros)	2023	2022	2021
Net book value of trade receivables - in the opening balance	6,305	6,029	5,620
Business related variations	(379)	299	(53)
Changes in the scope of consolidation(1)	96	(3)	389
Translation adjustment	(2)	(76)	36
Reclassifications and other items	(7)	56	36
Net book value of trade receivables - in the closing balance	6,013	6,305	6,029

(1)    In 2023, changes in the scope of consolidation mainly include the acquisition of VOO for 86 million euros.

In 2021, changes in the scope of consolidation included the externalization of Orange SA’s trade receivables from concession contracts resulting from the loss of exclusive control on Orange Concessions for 288 million euros and the acquisition of Telekom Romania Communications for 100 million euros.

Sales of receivables program

Orange has set up non-recourse programs for the sales of its receivables due in installments in several countries. These are no longer recorded on the balance sheet. The amount received for the receivables disposed of was around 806 million euros in 2023, 640 million euros in 2022, 740 million euros in 2021 and mainly relates to Spain, Poland, Romania and France.

Since 2020, Orange Espagne has implemented a non-recourse program with Orange Bank for the disposal of receivables due in installments, replacing an existing program with a third-party bank. This program led to these receivables being derecognized from the balance sheet of Orange Espagne (within telecom activities) and presented as customer loans and receivables within Mobile Financial Services activities (see Note 17.1.1).

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Net trade receivables, depreciated according to their age	1,440	1,191	1,204
Net trade receivables, depreciated according to other criteria	383	324	422
Net trade receivables past due	1,823	1,515	1,627
Net trade receivables not past due(1)	4,190	4,790	4,402
Net trade receivables	6,013	6,305	6,029
o/w short-term trade receivables	5,681	6,022	5,793
o/w long-term trade receivables(2)	332	283	236

(1)    Not past due receivables are presented net of the balance of expected losses on trade receivables, which amount to (43) million euros at December 31, 2023, (46) million euros at December 31, 2022 and (54) million euros at December 31, 2021.

(2)    Includes receivables from sales of handsets with installments that are payable in more than 12 months and receivables from equipment financial lease offers for business.

Shown below is the ageing table of the net trade receivables which are past due and impaired according to their maturity:

(in millions of euros)

           December 31, 2023                      December 31, 2022                   December 31, 2021

Maturity - less than 180 days	Maturity - between 180 ans 360 days	Maturity - more than 360 days

The Group has assessed the risk of non-recovery of trade receivables at December 31, 2023 and has recognized impairment and losses on trade receivables in the income statement for an amount of (218) million euros over the period.

For Mobile Financial Services, the bank credit risk is described in Note 17.2.1.

The table below provides an analysis of the change in allowances on trade receivables in the statement of financial position:

(in millions of euros)	2023	2022	2021
Allowances on trade receivables - in the opening balance	(996)	(1,012)	(983)
Net addition with impact on income statement	(218)	(208)	(212)
Losses on trade receivables	280	218	283
Changes in the scope of consolidation(1)	(126)	(6)	(91)
Translation adjustment	4	16	(7)
Reclassifications and other items	(2)	(4)	(1)
Allowances on trade receivables - in the closing balance	(1,058)	(996)	(1,012)

(1)    Changes in the scope of consolidation mainly include the acquisition of VOO for (124) million euros in 2023 and the acquisition of Telekom Romania Communications for (89) million euros in 2021.

Accounting policies

Trade receivables are mainly short-term with no stated interest rate and are measured in the statement of financial position at the par value of the receivable, in accordance with IFRS 15. Those trade receivables which include deferred payment terms over 12 or 24 months for customers buying a mobile phone are discounted and classified as current items in the statement of financial position. Receivables from B2B equipment finance leases are recognized as current operating receivables because they are acquired in the normal course of business.

In order to meet the requirements of IFRS 9, the impairment of trade receivables is based on three methods:

−     a collective statistical method: this is based on historical losses and leads to a separate impairment rate for each aging balance category. This analysis is performed over a homogeneous group of receivables with similar credit characteristics because they belong to a customer category (B2C, professionals);

−     a stand-alone method: the assessment of impairment probability and its amount are based on a set of relevant qualitative factors (aging of late payment, other balances with the counterparty, rating from independent agencies, geographical area). This method is mainly used for carrier customers (national and international), administrations and public authorities, as well as for businesses services key accounts;

−     a provisioning method based on expected loss: IFRS 9 requires recognition of expected losses on receivables immediately upon recognition of the financial instruments. In addition to the p-existing provisioning system, the Group applies a simplified approach of early impairment at the time the asset is recognized. The rate applied depends on the maximum revenue non-recoverability rate.

Recognition of impairment losses for a group of receivables is the step preceding identification of impairment losses on individual receivables. As soon as information is available (customers in bankruptcy or subject to court-ordered liquidation), these receivables are then excluded from the statistical impairment database and individually impaired.

The trade receivables may be part of non-recourse programs. When they are assigned to consolidated securitization mutual funds, they remain on the statement of financial position. Other disposals to financial institutions may lead to their de-recognition in the event that legal ownership and almost all the risks and benefits of the receivables are transferred as described by IFRS 9.

4.4        Customer contract net assets and liabilities

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Customer contract net assets(1)	786	733	740
Costs to fulfill a contract	687	539	426
Costs of obtaining a contract	322	298	294
Total customer contract net assets	1,795	1,570	1,460
Prepaid telephone cards	(170)	(175)	(186)
Connection fees	(436)	(507)	(563)
Loyalty programs	(10)	(31)	(29)
Other deferred revenue(2)	(2,082)	(1,847)	(1,717)
Other customer contract liabilities	(19)	(19)	(17)
Total deferred revenue related to customer contracts	(2,717)	(2,579)	(2,512)
Total customer contract net assets and liabilities	(922)	(1,009)	(1,052)

(1)    Assets net of performance obligations.

(2)    Includes in particular subscriptions. The change in Other deferred revenue is detailed below.

The following tables give an analysis of the balances of customer contract net assets and the costs of acquiring and fulfilling contracts in the statement of financial position.

(in millions of euros)	2023	2022	2021
Customer contract net assets - in the opening balance	733	740	709
Business related variations(1)	39	(1)	30
Changes in the scope of consolidation(2)	14	-	4
Translation adjustment	2	(1)	0
Reclassifications and other items	(2)	(6)	(3)
Customer contract net assets - in the closing balance	786	733	740

(1)    Mainly includes new contract assets net of related liabilities, transfers of net contract assets directly to trade receivables and impairment in the period.

(2)    In 2023, the change in scope of consolidation is mainly related to the acquisition of VOO (see Note 3.2).

(in millions of euros)	2023	2022	2021
Costs of obtaining a contract - in the opening balance	298	294	262
Business related variations	15	6	20
Changes in the scope of consolidation	-	(0)	12
Translation adjustment	9	(2)	(1)
Reclassifications and other items	-	-	-
Costs of obtaining a contract - in the closing balance	322	298	294

(in millions of euros)	2023	2022	2021
Costs to fulfill a contract - in the opening balance	539	426	265
Business related variations	118	122	31
Changes in the scope of consolidation	28	-	-
Translation adjustment	(1)	(5)	11
Reclassifications and other items	3	(4)	118
Costs to fulfill a contract - in the closing balance	687	539	426

Below is presented the change in deferred income related to customer contracts (prepaid telephone cards, connection fees, loyalty programs and other unearned income) in the statement of financial position:

(in millions of euros)	2023	2022	2021
Deferred revenue related to customer contracts - in the opening balance	2,579	2,512	1,984
Business related variations	72	101	220
Changes in the scope of consolidation(1)	39	1	183
Translation adjustment	24	(23)	13
Reclassifications and other items	2	(13)	112
Deferred revenue related to customer contracts - in the closing balance	2,717	2,579	2,512

(1)    In 2021, changes in the scope of consolidation mainly concerned prepayment of services for the construction of the network of FiberCo in Poland to Orange Polska and the acquisition of Telekom Romania Communications.

Accounting policies

Customer contract net assets and liabilities

The timing of income recognition may differ from the timing of customer invoicing.

Trade receivables presented in the consolidated statement of financial position represent an unconditional right to receive consideration (primarily cash), i.e. the services and goods promised to the customer have been provided.

In contrast, contract assets mainly refer to amounts allocated under IFRS 15 as consideration for goods or services provided to customers, but for which the right to collect payment is contingent on the provision of other services or goods under the same contract (or group of contracts). This is the case in a bundled offer combining the sale of a mobile phone and mobile telecommunication services for a fixed period, where the mobile phone is invoiced at a reduced price leading to the reallocation of a portion of amounts invoiced for the telecommunication service to the supply of the mobile phone. The excess amount allocated to the mobile phone over the price invoiced is recognized as a contract asset and transferred to trade receivables as the service is invoiced.

Contract assets, like trade receivables, are subject to impairment for credit risk. The recoverability of contract assets is also verified, including to cover the risk of impairment loss should the contract be interrupted. Recoverability may also be impacted by a change in the legal environment governing offers.

Contract liabilities represent amounts paid by customers to Orange before receiving the goods and/or services promised in the contract. This is typically the case for advances received from customers or amounts invoiced and received for goods or services not yet provided, for example for subscriptions payable in advance or prepaid contracts (previously recognized in deferred income).

Customer contract assets and liabilities are presented, respectively, in current assets and current liabilities since they are a normal part of the Group’s operations.

Costs of obtaining a contract

Where a telecommunication service contract is signed via a third-party distributor, this distributor may receive business provider remuneration, generally paid in the form of a commission for each subscription or invoice-indexed commission. Where the Group considers that these commissions are incremental and would not have been paid in the absence of the customer contract, the commission cost is estimated and capitalized in the balance sheet. It should be noted that the Group has adopted the simplification measure authorized by IFRS 15 to recognize the costs of obtaining a contract as an expense at the time they are incurred, if the amortization period of the asset that the Group would recognize for them does not exceed one year.

The costs of obtaining fixed-period mobile services contracts are capitalized and expensed on a pro rata basis over the enforceable period of the contract, as these costs are generally incurred each time a customer renews the fixed period. The costs of obtaining fixed services contracts for a p-determined term for B2C market customers are expensed on a pro rata basis over the estimated period of the customer relationship. The costs of obtaining B2B and operator solution contracts are not material.

Costs to fulfill a contract

Costs to fulfill a contract consist of all the initial contractual costs necessary to fulfill one or more performance obligations of a contract. These costs, when they are directly related to a contract, are capitalized and expensed on a pro rata basis over the enforceable period of the contract.

At Group level, these costs mainly concern contracts for B2B customers, with, for example, design, installation, connection and migration costs that relate to a future performance obligation of the contract.

The assumptions underlying the period over which the costs of fulfilling a contract are expensed are periodically reviewed and adjusted in line with observations; termination of the contractual relationship with the customer results in the immediate expensing of the remaining deferred costs. Where the carrying value of deferred costs exceeds the remaining consideration expected to be received for the transfer of the related goods and services, less expected costs relating directly to the transfer of these goods and services yet to be incurred, the excess amount is similarly immediately expensed.

The following table presents the transaction price assigned to unfulfilled performance obligations at December 31, 2023. Unfulfilled performance obligations are the services that the Group is obliged to provide to customers during the remaining fixed term of the contract. As allowed by the simplification procedure under IFRS 15, these disclosures are only related to performance obligations with an initial term greater than one year.

(in millions of euros)	December 31, 2023
Less than one year	6,975
Between 1 and 2 years	2,761
Between 2 and 3 years	852
Between 3 and 4 years	344
Between 4 and 5 years	144
More than 5 years	168
Total remaining performance obligations	11,242

Accounting policies

Unfulfilled performance obligations

During allocation of the total contract transaction price to identified performance obligations, a portion of the total transaction price can be allocated to performance obligations that are unsatisfied or partially satisfied at the end of the reporting period. We have elected to apply certain available practical expedients when disclosing unfulfilled performance obligations, including the option to exclude expected revenues from unsatisfied obligations of contracts with an original expected duration of one year or less. These contracts are primarily monthly service contracts.

In addition, certain contracts offer customers the ability to purchase additional services. These additional services are not included in the transaction price and are recognized when the customer exercises the option (generally on a monthly basis). They are not therefore included in unfulfilled performance obligations.

Some multi-year service contracts with B2B and operator customers include fixed monthly costs and variable user fees. These variable user fees are excluded from the table of unfulfilled performance obligations.

4.5        Other assets

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Orange Money - restriction of electronic money(1)	1,430	1,242	1,030
Submarine cable consortiums(1)	272	230	194
Advances and downpayments	191	177	147
Security deposits paid	108	96	105
Other	578	688	654
Total	2,579	2,433	2,130

(1)    These receivables are offset by the liabilities of the same amount (see accounting policies below and Note 5.7).

(in millions of euros)	2023	2022	2021
Other assets - in the opening balance	2,433	2,130	1,837
Business related variations(1)	174	304	236
Changes in the scope of consolidation	11	5	24
Translation adjustment	(10)	(17)	28
Reclassifications and other items	(29)	11	5
Other assets - in the closing balance	2,579	2,433	2,130
o/w other non-current assets	192	216	254
o/w other current assets	2,388	2,217	1,875

(1)    Including the restriction of electronic money related to Orange Money for 199 million euros.

Accounting policies

Other assets relating to "Submarine cable consortiums" are receivables from submarine cable consortium members when Orange is in charge of centralizing the payments to the equipment suppliers that build and manage these cables. These receivables are offset by the liabilities of the same amount (see Note 5.7).

Orange Money is a money transfer, payment and financial services solution provided via an electronic money ("e-money") account linked to an Orange mobile number.

Since 2016, the Orange group has become an Electronic Money Issuer ("EMI") in some of the countries in which it operates, via dedicated, approved, internal subsidiaries. Regulations state that EMIs, as last-resort guarantors for the reimbursement of e-money holders, are obliged to restrict the funds collected in exchange for the issue of e-money (obligation to protect holders). The e-money distribution model relies on Orange's subsidiaries and third-party distributors. EMIs issue e-money (or units of value "UV") at the request of these distributors in exchange for funds collected therefrom. The distributors then transfer the e-money to end holders.

Within the Orange group, this restriction includes the protection of third-party holders (distributors and customers).

These transactions have no impact on the Group's net financial debt and are listed under the following headings:

−     assets restricted to an amount equal to the e-money in circulation outside of the Orange group (or UV in circulation);

−     UV in circulation under liabilities, representing the obligation to reimburse the third-party holders (customers and third-party distributors).

These two headings are presented under "other assets" and "other liabilities" and under operating activities as "change in working capital requirement".

Note 5       Purchases and other expenses

5.1        External purchases

(in millions of euros)	2023	2022	2021
Commercial, equipment expenses and content rights	(8,163)	(7,772)	(7,385)
o/w costs of terminals and other equipment sold	(4,830)	(4,459)	(4,234)
o/w advertising, promotional, sponsoring and rebranding costs	(784)	(804)	(783)
Service fees and inter-operator costs	(3,972)	(4,251)	(4,349)
o/w interconnexion costs	(2,359)	(2,703)	(2,956)
Other network expenses, IT expenses	(3,928)	(3,590)	(3,530)
Other external purchases	(3,259)	(3,119)	(2,709)
o/w building cost for resale	(1,170)	(1,236)	(1,047)
o/w overhead	(1,292)	(1,172)	(1,044)
o/w rental expenses	(111)	(134)	(147)
Total external purchases(1)	(19,322)	(18,732)	(17,973)

(1)    Energy purchases, mainly comprising electricity, represent (1,017) million euros in 2023, (798) million euros in 2022 and (579) million euros in 2021.

Accounting policies

Firm purchase commitments are disclosed as unrecognized contractual commitments (see Note 16).

Advertising, promotion, sponsoring, communication and brand development costs are recorded as expenses during the period in which they are incurred.

Since the application of IFRS 16, on January 1, 2019, lease expenses have included rental payments on leases with an enforceable period, with no option to extend, of 12 months or less, leases where the value, when new, of the underlying asset is less than approximately 5,000 euros, and variable lease payments which were not included in the measurement of the lease liability (see Note 9).

5.2        Other operating expenses

(in millions of euros)	2023	2022	2021
Litigation(1)	(41)	(50)	(218)
Allowances and losses on trade receivables - telecom activities	(218)	(206)	(213)
Cost of bank credit risk	(64)	(49)	(48)
Expenses from universal service	(26)	(28)	(22)
Operating foreign exchange gains (losses)	(18)	(23)	(20)
Acquisition and integration costs	(28)	(40)	(14)
Other expenses	(55)	(17)	(165)
Total other operating expenses	(452)	(413)	(700)

(1)  See Note 18.

Allowances and losses on trade receivables from telecom activities are detailed in Note 4.3.

The cost of credit risk applies only to Mobile Financial Services and includes impairment charges and reversals on fixed-income securities, loans and receivables to customers as well as impairment charges and reversals relating to guarantee commitments given, losses on receivables and recovery of amortized debts (see Note 17.2.1).

Certain expenses related to litigation are directly recorded in operating income and are not included in the following movements of provisions:

(in millions of euros)	2023	2022	2021
Provisions for litigation - in the opening balance	387	405	525
Additions with impact on income statement	49	26	162
Reversals with impact on income statement(1)	(132)	(12)	(10)
Discounting with impact on income statement	0	1	0
Utilizations without impact on income statement(2)	(24)	(34)	(317)
Changes in consolidation scope	2	2	(0)
Translation adjustment	1	0	1
Reclassifications and other items	1	(0)	44
Provisions for litigation - in the closing balance	283	387	405
o/w non-current provisions	40	47	51
o/w current provisions	244	340	353

(1)    Mainly corresponds to the provision reversal of (97) million euros for the Digicel litigation after a favorable decision by the French Supreme Court in 2023 (see Note 18).

(2)    Corresponded mainly to the conviction for anti-competitive practices in the "enterprise" market segment in 2021 (see Note 18).

The Group's significant litigation are described in Note 18.

Accounting policies

Litigation

In the ordinary course of business, the Group is involved in a number of legal and arbitration proceedings and administrative actions described in Note 18.

The costs which may result from these proceedings are accrued at the reporting date if the Group has a present obligation toward a third party resulting from a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of that liability can be quantified or estimated within a reasonable range. The amount of provision recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk at any time. Where appropriate, litigation cases may be analyzed as contingent liabilities, which correspond to:

−     probable obligations arising from past events that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Company's control; or

−     present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

Acquisition and integration costs

Acquisition and integration costs are incurred at the time of acquisition of legal entities (costs linked to the acquisition of the entity, consultancy fees, training costs for new employees, migration costs associated with customer offers, labor expenses associated with the transition). They are incurred over a maximum period of 12 months following the acquisition date.

5.3        Restructuring costs

(in millions of euros)	2023	2022	2021
Departure plans(1)	(355)	(54)	(241)
Lease property restructuring	(18)	(21)	(6)
Distribution channels	(3)	(12)	(22)
Other(2)	(80)	(38)	(63)
Total restructuring costs	(456)	(125)	(331)

(1)    In 2023, mainly relates to the costs and provisions associated with the departure plans at Orange Business for 180 million euros (of which 141 million euros in France for around 650 jobs) and Orange Bank for around 600 jobs for 122 million euros.

In 2022, mainly related to the Equant departure plan for around 300 people.

In 2021, mainly related to departure plans at Orange Polska, for around 1,400 people, and Orange Espagne, for around 400 people.

(2)    In 2023, includes 35 million euros of costs related to the discontinuation of the commercialization of products and services as part of the Orange Business restructuring plan.

Orange Business restructuring plan in France

Orange Business has presented the operational implementation of its strategic priorities within the framework of the strategic plan Lead the future. This plan carries a strong ambition to transform and simplify Orange Business, whose market is undergoing profound changes. The plan includes the discontinuation of the commercialization of around 150 products and services and the elimination of around 650 jobs in France, on a voluntary basis. As a result, restructuring costs (including provisions corresponding to the best estimate to date of the costs of the plan) were recognized at December 31, 2023, for 176 million euros.

End of Orange Bank activities

On June 28, 2023, the Orange group announced its intention to withdraw from retail banking in France and Spain, as well as the launch of discussions with BNP Paribas with a view to providing Orange Bank customers with a dedicated offering, customer journey and support. Since then, Orange Bank has embarked on negotiations with employee representatives to initiate a departure plan (around 600 jobs in France). At December 31, 2023, this plan is still being negotiated. A restructuring provision totalling 122 million euros was recognized at December 31, 2023, corresponding to the best estimate to date of the costs of the plan.

Some restructuring costs are directly recorded in operating income and are not included in the following movements of provisions:

(in millions of euros)	2023	2022	2021
Restructuring provisions - in the opening balance	162	185	117
Additions with impact on income statement (1)	393	98	277
Reversals with impact on income statement	(26)	(26)	(17)
Discounting with impact on income statement	(1)	(5)	(1)
Utilizations without impact on income statement	(54)	(90)	(191)
Changes in consolidation scope	0	-	-
Translation adjustment	1	(1)	(0)
Reclassifications and other items	0	0	(1)
Restructuring provisions - in the closing balance	477	162	185
o/w non-current provisions	196	43	61
o/w current provisions	281	119	124

(1)    In 2023, mainly relates to provisions of 173 million euros for the Orange Business departure plans (including 134 million euros in France) and 122 million euros for the Orange Bank departure plan.

In 2022, related to provisions of 30 million euros for the Equant departure plans.

In 2021, related to provisions of 155 million euros for the departure plans in Spain.

Accounting policies

Restructuring costs

The adaptation of the Group's activities to changes in the environment may generate costs related to the discontinuation or major transformation of an activity. These actions may have a negative effect on the period during which they are announced or implemented; for instance but not limited to, some of the transformation plans approved by the internal governance bodies.

Provisions are recognized only when the restructuring has been announced and the Group has drawn up or started to implement a detailed formal plan prior to the end of the reporting period.

The types of costs approved by the Group as restructuring costs primarily consist of:

−     employee departure plans;

−     termination of contracts linked to a fundamental reorganization of the activity (compensation paid to suppliers to terminate contracts, etc.);

−     cost of vacant buildings (outside the scope of IFRS 16);

−     fundamental transformation plans for communication network infrastructures;

−     onerous contracts related to the termination or fundamental reorganization of business: during the course of a contract, when the economic circumstances that prevailed at inception change, some commitments toward the suppliers may become onerous, i.e. the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

5.4        Broadcasting rights and equipment inventories

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Handset inventories(1)	787	629	593
Other products/services sold	96	125	77
Available broadcasting rights	80	102	102
Other supplies	265	258	242
Gross value	1,228	1,114	1,015
Depreciation	(76)	(67)	(64)
Net book value of equipment inventories and broadcasting rights	1,152	1,048	952

(1)  Of which inventories treated as consignment with distributors amounting to 47 million euros at December 31, 2023, 42 million euros at December 31, 2022 and 68 million euros at December 31, 2021.

(in millions of euros)	2023	2022	2021
Net balance of inventories - in the opening balance	1,048	952	814
Business related variations	77	104	125
Changes in the scope of consolidation(1)	25	3	9
Translation adjustment	2	(4)	3
Reclassifications and other items	0	(6)	(1)
Net balance of inventories - in the closing balance	1,152	1,048	952

(1)  In 2023, this mainly relates to the acquisition of VOO (see Note 3.2).

Accounting policies

Network maintenance equipment and equipment intended for sale to customers are measured at the lower of cost or likely realizable net carrying value. The cost corresponds to the purchase or production cost determined by the weighted average cost method.

Handset inventories include inventories treated as consignment with distributors when these are qualified, for accounting purposes, as agents in the sales of handsets bought from the Group.

Film or sports broadcasting rights are recognized in the statement of financial position when they are available for exhibition and expensed when broadcast.

5.5        Prepaid expenses

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Prepaid external purchases	800	780	611
Other prepaid operating expenses	68	72	240
Total	868	851	851
(in millions of euros)	2023	2022	2021
Prepaid expenses - in the opening balance	851	851	850
Business related variations	19	57	5
Changes in the scope of consolidation	16	0	0
Translation adjustment	(27)	(49)	10
Reclassifications and other items	10	(8)	(13)
Prepaid expenses - in the closing balance	868	851	851

5.6        Trade payables (goods and services)

(in millions of euros)	2023	2022	2021
Trade payables - in the opening balance	7,067	6,738	6,475
Business related variations	(124)	297	41
Changes in the scope of consolidation(1)	126	9	125
Translation adjustment	(36)	(71)	47
Reclassifications and other items	10	95	49
Trade payables - in the closing balance	7,042	7,067	6,738
o/w trade payables from telecoms activities	7,031	6,951	6,652
o/w trade payables from Mobile Financial Services	11	116	86

(1)    Including 123 million euros related to the acquisition of VOO in 2023 and 108 million euros related to the acquisition of Telekom Romania Communications in 2021.

Supplier payment terms are mutually agreed between the suppliers and Orange in accordance with the regulations in force. Certain key suppliers and Orange have agreed to a flexible payment schedule which, for certain invoices, can be extended up to six months.

Trade payables for goods and services and fixed assets that were subject to a payment extension, and which had an impact on the change in working capital requirement at the end of the period, amounted to approximately 354 million euros at December 31, 2023, 377 million euros at December 31, 2022, and 460 million euros at December 31, 2021.

Accounting policies

Trade payables resulting from commercial transactions and settled in the normal operating cycle are classified as current items. They include payables that the supplier may have assigned, with or without notification, to financial institutions as part of direct or reverse factoring, and those for which the supplier proposed an extended payment period to Orange and for which Orange confirmed the payment arrangement under the agreed terms. Orange considers these financial liabilities to have the characteristics of trade payables, in particular due to the ongoing commercial relationship, the payment schedules ultimately consistent with the operating cycle of a telecommunication operator, in particular for the purchase of primary infrastructure, the supplier’s autonomy in the anticipated relationship and a financial cost borne by Orange that corresponds to the compensation of the supplier for the extended payment schedule agreed.

Trade payables without specified interest rates are measured at par value if the interest component is negligible. Interest-bearing trade payables are recognized at amortized cost.

5.7        Other liabilities

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Orange Money - units in circulation(1)	1,430	1,242	1,030
Provisions for litigation(2)	283	387	405
Submarine cable consortium(1)	272	230	191
Security deposits received	103	111	128
Cable network access fees (URI)	14	25	38
Other	976	806	852
Total	3,078	2,802	2,644
o/w other non-current liabilities	299	276	306
o/w other current liabilities	2,779	2,526	2,338

(1)    These liabilities are offset by the receivables of the same amount (see accounting policies in Note 4.5).

(2)    See Note 5.2.

(in millions of euros)	2023	2022	2021
Other liabilities - in the opening balance	2,802	2,644	2,574
Business related variations	176	129	54
Changes in the scope of consolidation(1)	63	6	9
Translation adjustment	(13)	(0)	29
Reclassifications and other items	52	23	(22)
Other liabilities - in the closing balance	3,078	2,802	2,644

(1)   Including 41 million euros related to the acquisition of VOO in 2023 (see Note 3.2).

Note 6       Employee benefits

6.1        Labor expenses

(in millions of euros)	Note	2023	2022	2021
Average number of employees (full-time equivalents)(1)		127,109	130,307	132,002
Wages and employee benefit expenses		(8,863)	(8,754)	(9,587)
o/w wages and salaries		(6,343)	(6,328)	(6,232)
o/w social security charges		(2,083)	(2,132)	(2,148)
o/w French part-time for seniors plans	6.2	(364)	(313)	(1,209)
o/w capitalized costs(2)		788	818	849
o/w other labor expenses(3)		(860)	(799)	(847)
Employee profit sharing		(134)	(149)	(145)
Share-based compensation(4)	6.3	(21)	(16)	(185)
o/w free share award plans		(21)	(16)	(13)
o/w employee shareholding plan Together 2021		-	-	(172)
Total in operating income		(9,018)	(8,920)	(9,917)
Net interest on the net defined liability in finance costs		(86)	(13)	(10)
Actuarial (gains)/losses in other comprehensive income		(96)	176	59
Total in comprehensive income		(9,200)	(8,756)	(9,867)

(1)    Of whom 25% were Orange SA's civil servants at December 31, 2023 (compared with 28% at December 31, 2022 and 31% at December 31, 2021).

(2)    Capitalized costs correspond to labor expenses included in the cost of assets produced by the Group (see Notes 8.4 and 8.5).

(3)    Other labor expenses comprise other short-term allowances and benefits, payroll taxes, post-employment benefits and other long-term benefits (except French part-time for seniors plans (TPS)).

(4)    Includes social security contributions of (2) million euros in 2023, (1) million euros in 2022 and (13) million euros in 2021, whose counterpart on the balance sheet is not presented in equity.

6.2        Employee benefits

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Post-employment benefits(1)	837	739	881
Other long-term benefits	2,389	2,358	2,318
o/w French part-time for seniors plans	1,711	1,753	1,720
Provisions for employment termination benefits	2	1	2
Other employee-related payables and payroll taxes due	1,923	1,857	1,862
Provisions for social risks and litigation	32	29	50
Total	5,183	4,985	5,113
o/w non-current employee benefits	2,551	2,567	2,798
o/w current employee benefits	2,632	2,418	2,316

(1)    Does not include defined contribution plans.

The accrued post-employment and other long-term benefits are presented below. These are estimated based on Group headcounts at December 31, 2023, including vested and unvested rights at December 31, 2023, but which the Group estimates will be vested by approximately 2050:

(in millions of euros)	Schedule of benefits to be paid, undiscounted
	2024	2025	2026	2027	2028	2029 and beyond
Post-employment benefits	88	53	58	88	111	2,701
Other long-term benefits(1)	626	562	453	324	132	30
o/w French part-time for seniors plans	534	478	392	282	120	20
Total	714	614	510	411	243	2,732

(1)    Provisions for Time Savings Account (Compte Epargne Temps (CET)) and long-term sick leave and long-term leave not included.

6.2.1        Effect of French pension reform

In France, the pension reform law, gradually raising the legal retirement age to 64, was enacted on April 14, 2023.

The effects of this reform have been recognized in the income statement as a plan amendment and break down as follows:

−     an additional provision of (241) million euros was recognized for the French part-time for seniors plans (Temps Partiel Senior (TPS)) signed in 2018 and 2021. These agreements provided for the extension of the measures in the event of pension reform for the employees concerned;

−     a provision reversal of 22 million euros was recognized on capital-based or annuity-based defined-benefit plans.

6.2.2        Types of post-employment benefits and other long-term benefits

In accordance with the laws and practices in force in the countries where it operates, the Group has obligations in terms of employee benefits:

−     with regard to retirement, the majority of employees are covered by defined contribution plans required by law or under national agreements. In France, civil servants employed by Orange SA are covered by the French government sponsored civil and military pension plan. Orange SA’s obligation under the plan is limited to the payment of annual contributions (French law No. 96-660 dated July 26, 1996). Consequently, Orange SA has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans. Expenses recognized under the terms of defined contribution pension plans amounted to (667) million euros in 2023 (compared with (691) million euros in 2022 and (727) million euros in 2021);

−     the Group is committed to a limited number of annuity-based defined-benefit plans: notably the Equant plans in the United Kingdom for 215 million euros in 2023 and a plan for senior managers in France for 187 million euros in 2023. Plan assets were transferred to these plans in the United Kingdom and in France. A few years ago, these plans were closed to new subscribers and also closed in the United Kingdom with regard to vesting;

−     the Group is also committed to capital-based defined-benefit plans where, in accordance with the law or contractual agreements, employees are entitled to bonuses on retirement, depending on their years of service and end of career salary; this essentially relates to bonuses due upon retirement in France, particularly for employees under private-law contracts (643 million euros for Orange SA, i.e. 79% of the capital-based plans) and for civil servants (13 million euros, i.e. 2% of capital-based plans);

−     other post-employment benefits are also granted to retired employees: these are benefits other than defined-benefit and defined-contribution plans;

−     other long-term benefits may also be granted such as seniority awards, long-term compensated absences and French part-time for seniors plans (Temps Partiel Senior (TPS)) detailed below.

French part-time for seniors plans

The French part-time for seniors plans (TPS) are accessible to civil servants and employees under private contract with French entities who are eligible for full retirement benefits from January 1, 2028 (before the application of the 2023 pension reform) and who have at least 15 years of service at the Group.

These plans give employees the opportunity to work 50% or 60% of a full-time job whilst receiving:

−     base compensation of between 65% and 80% of a full-time job;

−     the retirement entitlement benefits of full-time employment during the period in question (both the Company’s and the employee’s contributions);

−     and a minimum compensation level.

These plans last for a period of at least 18 months and no longer than 5 years.

The beneficiaries may decide to invest part of their base compensation (5%, 10% or 15%) in a Time Savings Account (Compte Epargne Temps (CET)) with an additional Group contribution. The CET allows for a reduction in the amount of time worked.

As part of the intergenerational agreement renegotiations, a French part-time for seniors (TPS) plan was signed on December 17, 2021, resulting in the recognition of an employee benefit liability of 1,225 million euros at December 31, 2021.

At December 31, 2023, the number of employees who are participating in the French part-time for seniors plans (TPS), and thus included in the provision, is approximately 9,150 employees.

6.2.3        Key assumptions used to calculate obligations

The assessment of post-employment benefits and other long-term benefits is based on retirement age calculated in accordance with the provisions applicable to each plan and the necessary conditions to ensure entitlement to a full pension, both of which are often subject to legislative changes.

The valuation of the obligation of the French part-time for seniors plans (TPS) had been sensitive to estimates of the potentially eligible population and to the sign-up rate for the plans (estimated at 70% on average), and the trade-offs that the beneficiaries ultimately made between the different plans proposed. At December 31, 2023, with sign-ups to the 2018 and 2021 French part-time for seniors plans (TPS) no longer possible, the sensitivity to the sign-up rate was not presented.

The discount rates used for the French entities (which accounts for 95% of Orange’s pension and other long-term employee benefit obligations at December 31, 2023) are as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
More than 10 years	3.25% à 4.20%	3.75% à 3.85%	0.80% à 1.05%
Less than 10 years	3.20% à 4.15%(1)	3.20% à 3.75%	- 0.15% à 0.40%

(1)     Rates of 3.45% and 3.20%, respectively, were used to value commitments relating to the 2018 and 2021 French part-time for seniors plans (TPS) (compared with 3.40% and 3.55% at December 31, 2022 and - 0.15% at December 31, 2021).

The discount rates used for the euro zone are based on corporate bonds rated AA with a duration equivalent to the duration of the obligations.

The increase in annuities of the Equant plans in the United Kingdom is based on inflation (3% used) up to 5%.

The main capital-based defined-benefit plan (retirement bonuses for employees under private-law contracts in France) is principally sensitive to employment policy assumptions (Orange has historically had high numbers of employees of retirement age), salary revaluation and long-term inflation of 2%.

The impacts on pension benefit obligations of a change in the key assumption would be as follows:

(in millions of euros)
Rate increases by 50 points		Rate decreases by 50 points
Discount rates(1)	(71)	75

(1)    Including (16) and 16 million euros for the French part-time for seniors plans (TPS) (short-term duration).

6.2.4        Commitments and plan assets

	Post-employment benefits			Long-term benefits		2023	2022	2021
(in millions of euros)	Annuity-based plans	Capital-based plans	Other	French part-time for seniors plans (TPS)	Other
Total benefit obligations in the opening balance	401	710	2	1,753	605	3,471	3,740	2,812
Service cost	0	38	0	29	140	208	131	1,379 (4)
Plan amendment (1)	(0)	(23)	(0)	241	1	219	-	-
Net interest on the defined benefit liability	16	31	0	53	1	101	19	15
Actuarial losses/(gains) arising from changes of assumptions	(2)	57	(0)	13	0	68	(490)	(5)
o/w arising from change in discount rate	3	39	(0)	10	(0)	52	(495) (2)	(76)
Actuarial losses/(gains) arising from experience (3)	8	32	-	79	0	120	459	(47)
Benefits paid	(21)	(36)	(0)	(459)	(71)	(587)	(374)	(439)
Translation adjustment and others	4	20	-	2	(0)	26	(14)	25
Total benefit obligations in the closing balance (a)	405	828	2	1,711	678	3,625	3,471	3,740
o/w benefit obligations in respect of employee benefit plans that are wholly or partly funded	405	41	-	-	-	446	419	571
o/w benefit obligations in respect of employee benefit plans that are wholly unfunded	(0)	788	2	1,711	678	3,179	3,052	3,169

Weighted average duration of the plans (in years)	8	11	15	2	2	4	4	6

(1)    Mainly includes the effect of the French pension reform enacted on April 14,2023.

(2)    Including (352) million euros in France and (130) million euros in the United Kingdom related to the increase in discount rates in 2022.

(3)    In 2023, actuarial gains and losses were primarily related to experience effects and mainly included the effect of salary revaluations.

In 2022, actuarial gains related to experience effects mainly took into account an increase in the number of sign-ups for the French part-time for seniors plans (TPS), and particularly the plan signed in 2021.

In 2021, actuarial gains related to experience effects took into account a slowdown in the number of sign-ups for the French part-time for seniors plans (TPS).

(4)    Including 1,225 million euros related to the French part-time for seniors plan (TPS) signed in December 2021.

	Post-employment benefits			Long-term benefits		2023	2022	2021
(in millions of euros)	Annuity-based plans	Capital-based plans	Other	French part-time for seniors plans (TPS)	Other
Fair value of plan assets in the opening balance	373	1	-	-	-	373	541	474
Net interest on the defined benefit liability	16	0	-	-	-	16	7	4
(Gains)/Losses arising from experience	(0)	(0)	-	-	-	(0)	(154)	40
Employer contributions	9	1	-	-	-	10	11	20
Benefits paid by the fund	(18)	(0)	-	-	-	(19)	(18)	(20)
Translation adjustment and other	4	15	-	-	-	19	(13)	23
Fair value of plan assets in the closing balance (b)	383	16	-	-	-	399	373	541

Funded annuity-based plans represent 12% of Group social commitments.

The funded annuity-based plans are primarily located in the United Kingdom (51%) and France (43%) and their assets are broken down as follows:

Bonds	Equities	Cash assets	Other

Employee benefits in the statement of financial position correspond to commitments less plan assets. These have not been subject to any asset capping adjustment for the periods presented.

	Post-employment benefits			Long-term benefits		2023	2022	2021
(in millions of euros)	Annuity-based plans	Capital-based plans	Other	French part-time for seniors plans (TPS)	Other
Employee benefits in the opening balance	28	709	2	1,753	605	3,097	3,199	2,337
Net expense for the period	1	46	0	415	143	605	443	1,356
of which plan amendment(1)	0	22	0	(241)	(1)	(220)	-	-
Employer contributions	(9)	(1)	-	-	-	(10)	(11)	(20)
Benefits directly paid by the employer	(3)	(36)	(0)	(459)	(71)	(568)	(355)	(419)
Actuarial (gains)/losses generated during the year through other comprehensive income	6	91	(0)	-	-	96	(176)	(59)
Other	0	2	-	2	(0)	5	(2)	3
Employee benefits in the closing balance - Net position (a) - (b)	22	812	2	1,711	678	3,226	3,097	3,199
o/w non-current	21	746	2	1,177	672	2,618	2,605	2,799
o/w current	2	66	0	534	6	608	492	400

(1)    Mainly includes the effect of the French pension reform enacted on April 14, 2023.

The following table details the net expense:

	Post-employment benefits			Long-term benefits		2023	2022	2021
(in millions of euros)	Annuity-based plans	Capital-based plans	Other	French part-time for seniors plans (TPS)	Other
Service cost	(0)	(37)	(0)	(29)	(140)	(207)	(131)	(1,379)(1)
Plan amendment(2)	0	22	0	(241)	(1)	(220)	-	-
Net interest on the net defined benefit liability	(1)	(31)	(0)	(53)	(1)	(86)	(12)	(10)
Actuarial gains/(losses)	-	(0)	-	(92)	(1)	(93)	(299)	33
Total	(1)	(46)	(0)	(415)	(144)	(606)	(443)	(1,356)
o/w expenses in operating income	0	(16)	0	(362)	(143)	(521)	(430)	(1,346)
o/w net interest on the net defined liability in finance cost	(1)	(31)	(0)	(53)	(1)	(86)	(12)	(10)

(1)    Including (1,225) million euros related to the French part-time for seniors plan (TPS) signed on December 17, 2021.

(2)    Mainly includes the effect of the French pension reform enacted on April 14, 2023.

Accounting policies

Post-employment benefits are granted through:

−     defined-contribution plans: the contributions, paid to independent institutions which are in charge of the administrative and financial management thereof, are recognized in the fiscal year during which the services are rendered;

−     defined-benefit plans: the sum of future obligations under these plans are based on actuarial assumptions using the projected unit credit method:

-     their calculation is based on demographic (employee turnover, mortality, gender parity, etc.) and financial assumptions (salary increases, inflation, etc.) defined at the level of each entity concerned;

-     the discount rate is defined by country or geographical area and by reference to market yields on high quality corporate bonds (or government bonds where no active market exists). It is calculated on the basis of external indices commonly used as a reference for the eurozone;

-     actuarial gains and losses on post-employment benefits are fully recorded in other comprehensive income;

-     the Group’s defined-benefit plans are not generally funded. In the rare cases where they are, the plan assets are set up by employer and employee contributions which are managed by separate legal entities whose investments are subject to fluctuations in the financial markets. These entities are generally administered by joint committees comprising representatives of the Group and of the beneficiaries. Each committee adopts its own investment strategy which is designed to strike the optimum strategies to match assets and liabilities, based on specific studies performed by external experts. It is generally carried out by fund managers selected by the committees and depends on market opportunities. Assets are measured at fair value, determined by reference to quoted prices, since they are mostly invested in listed securities (mainly equities and bonds) and the use of other asset classes is limited.

Other long-term employee benefits may be granted, such as seniority awards, long-term compensated absences and the French part-time for seniors plan (TPS) agreements. The calculation of the related commitments is based on actuarial assumptions (including demographic, financial and discounting assumptions) similar to those relating to post-employment benefits. The relevant actuarial gains and losses are recognized in net income for the period when they arise.

Termination benefits are subject to provisions (up to the related obligation). For all commitments entailing the payment of termination benefits, actuarial gains and losses are recognized in net income for the period when modifications take place.

6.3        Share-based compensation

Free share award plans in force at December 31, 2023

The Board of Directors approved the implementation of free share award plans (Long-Term Incentive Plans - LTIP) reserved for the Executive Committee, Corporate Officers and senior executives designated as "Executives" or "Leaders."

Main characteristics

	LTIP 2023 - 2025	LTIP 2022 - 2024	LTIP 2021 - 2023
Implementation date by the Board of Directors	July 25, 2023	July 27, 2022	July 28, 2021
Maximum number of free share units(1)	1.9 million	1.8 million	1.8 million
Estimated number of beneficiaries	1,200	1,300	1,300
Acquisition date of the rights by the beneficiaries	March 31, 2026	December 31, 2024	December 31, 2023
Delivery date of the shares to the beneficiaries	March 31, 2026	March 31, 2025	March 31, 2024

(1)  In countries where the regulations, tax codes or labor laws do not permit awards of stock, the beneficiaries of the plan will receive a cash value based on the market price of Orange stock at the delivery date of the shares.

Continued employment condition

The allocation of rights to beneficiaries is subject to a continued employment condition:

	LTIP 2023 - 2025	LTIP 2022 - 2024	LTIP 2021 - 2023
Assessment of the employment continuation	From July 25, 2023 to March 31, 2026	From July 27, 2022 to December 31, 2024	From July 28, 2021 to December 31, 2023

Performance conditions

Depending on the plans, the allocation of rights to beneficiaries is subject to the achievement of internal and external performance conditions, i.e.:

−     the organic cash flow from telecom activities internal performance condition, as defined in the plan regulations, assessed at the end of the three years of the plan against the objective set by the Board of Directors for the LTIP 2021-2023, 2022-2024 and 2023-2025;

−     the Corporate Social Responsibility (CSR) internal performance condition, two-thirds of which comprises the reduction of CO2 emissions and one-third the proportion of women in the Group’s management networks for the Long Term Incentive Plan (LTIP) 2023-2025. For the 2021-2023 and 2022-2024 plans, half of the performance condition is based on reducing customer CO2 emissions, and half on the proportion of women in the Group’s management networks. This performance condition is assessed at the end of the three-year plan against the targets set by the Board of Directors;

−     the Total Shareholder Return (TSR) external performance condition. The TSR performance is assessed by comparing the change in the Orange TSR based on the relative performance of the total return for Orange shareholders over the three fiscal years and the change in the TSR calculated on the average values of the benchmark index, Stoxx Europe 600 Telecommunications, or any other index having the same purpose and replacing it during the term of the plan.

Rights subject to the achievement of performance conditions (as a % of the total entitlement):

	LTIP 2023 - 2025	LTIP 2022 - 2024	LTIP 2021 - 2023
Organic cash-flow from telecom activities	40%	50%	50%
Total Shareholder Return (TSR)	30%	30%	30%
Corporate Social Responsability (CSR)	30%	20%	20%

All performance conditions are estimated to be met at the end of the three years of the plan.

Valuation assumptions

	LTIP 2023 - 2025	LTIP 2022 - 2024	LTIP 2021 - 2023
Measurement date	July 25, 2023	July 27, 2022	July 28, 2021
Vesting date	March 31, 2026	December 31, 2024	December 31, 2023
Price of underlying instrument at measurement date	10.73 euros	10.16 euros	9.63 euros
Price of underlying instrument at closing date	10.30 euros	10.30 euros	10.30 euros
Expected dividends (% of the share price)	6.7%	6.9%	7.3%
Risk free yield	3.09%	0.59%	- 0.68%
Fair value per share of benefit granted to employees	8.31 euros	7.53 euros	6.33 euros
o/w fair value of internal performance condition	8.86 euros	8.30 euros	7.74 euros
o/w fair value of external performance condition	7.02 euros	5.74 euros	3.04 euros

For the portion of the plan issued in the form of shares, fair value was determined based on the market price of Orange shares on the date of allocation and the expected dividends. The fair value also takes into account the likelihood of achievement of the market performance conditions, determined on the basis of a model constructed using the Monte Carlo method. For the portion of the plan issued in cash, the fair value was determined based on the market price of Orange shares.

Accounting effect

In 2023, an expense of (13) million euros (including social security contributions) was recognized with corresponding entries in equity (11 million euros) and employee benefits (2 million euros).

In 2022, an expense of (11) million euros (including social security contributions) was recognized with corresponding entries in equity (10 million euros) and employee benefits (1 million euros).

In 2021, an expense of (11) million euros (including social security contributions) was recognized with corresponding entries in equity (10 million euros) and employee benefits (1 million euros).

Closure of the free share award plan LTIP 2020-2022

In 2020, the Board of Directors approved the implementation of a free share award plan (LTIP) reserved for the Executive Committee, Corporate Officers and Senior Management.

The shares were delivered to the beneficiaries on March 31, 2023.

Main characteristics

LTIP 2020 - 2022
Implementation date by the Board of Directors	July 29, 2020
Maximum number of free share units(1)	1.7 million
Estimated number of beneficiaries at the beginning	1,300
Number of free share units delivered at delivery date(1)	0.9 million
Number of beneficiaries	1,191
Acquisition date of the rights by the beneficiaries	December 31, 2022
Delivery date of the shares to the beneficiaries	March 31, 2023

(1)  In countries where the regulatory conditions, tax codes or labor laws do not permit awards of stock, the beneficiaries of the plan received a cash amount value based on the market price of Orange stock at the delivery date of the shares, on March 31, 2023.

Continued employment condition

The allocation of rights to beneficiaries was subject to a continued employment condition:

LTIP 2020 - 2022
Assessment of the employment continuation	From July 29, 2020 to December 31, 2022

Performance conditions

Depending on the plans, the allocation of rights to beneficiaries was subject to the achievement of internal and external performance conditions, i.e.:

−     the organic cash flow from telecom activities internal performance condition, as defined in the plan regulations;

−     The internal CSR performance condition, comprising the reduction in the level of CO2 per customer use and the change in the proportion of renewable electricity used by the Group;

−     the Total Shareholder Return (TSR) external performance condition. The TSR performance is assessed by comparing the change in the Orange TSR based on the relative performance of the total return for Orange shareholders over the three fiscal years and the change in the TSR calculated on the average values of the benchmark index, Stoxx Europe 600 Telecommunications, or any other index having the same purpose and replacing it during the term of the plan.

Rights subject to the achievement of performance conditions (as a % of the total entitlement):

LTIP 2020 - 2022
Organic cash-flow from telecom activities	40%
Total Shareholder Return (TSR)	40%
Corporate Social Responsability (CSR)	20%

Performance was assessed for the years 2020, 2021 and 2022 in relation to the budget for each of these three years, as approved in advance by the Board of Directors. The internal condition relating to organic cash flow from telecom activities was partially met, and the internal condition for CSR (Corporate Social Responsibility) was met, for 2020, 2021 and 2022. In addition, the condition relating to TSR was not met for the period 2020-2022.

Valuation assumptions

LTIP 2020 - 2022
Measurement date	July 29, 2020
Vesting date	December 31, 2022
Price of underlying instrument at measurement date	10.47 euros
Price of underlying instrument at vesting date	9.28 euros
Price of underlying instrument at delivery date	10.95 euros
Expected dividends (% of the share price)	6.7%
Risk free yield	-0.61%
Fair value per share of benefit granted to employees	6.06 euros
o/w fair value of internal performance condition	8.58 euros
o/w fair value of external performance condition	2.27 euros

For the portion of the free share award plan issued in the form of shares, fair value was determined based on the market price of Orange shares on the award date and the expected dividends. The fair value also took into account the likelihood of achieving the market performance condition, determined on the basis of a model constructed using the Monte Carlo method. For the portion of the plans remitted in the form of cash, the fair value was determined on the basis of the Orange share price.

Accounting effect

The cost of the plan including social security contributions is presented below:

(in millions of euros)	2023	2022	2021	2020
LTIP 2020 - 2022 (1)	1	(5)	(5)	(2)

(1)  With corresponding entries in equity for (10) million euros and in employee-related payables for (1) million euros settled on delivery of the shares in 2023.

Together 2021 Employee Shareholding Plan

On April 21, 2021, the Board of Directors approved the implementation of the Together 2021 Employee Shareholding Plan, designed to strengthen the Group’s employee shareholding. The offer covered a maximum of 260 million euros of subscriptions including matching contributions, expressed as the reference price before discount, and was carried out by buying back existing shares of Orange SA.

The number of shares subscribed at the price of 6.64 euros (taking into account a discount of 30% on the reference market price) amounted to 12 million shares, to which were added 14 million shares allocated free of charge in the form of a matching contribution, i.e. a total of 26 million shares.

The average fair value of the benefit granted to employees and former employees of the Group was at 6.47 euros per share allocated (including free shares), i.e. an expense of (172) million euros (including social security contributions) recognized though equity for 169 million euros and through employee benefits for 3 million euros at December 31, 2021.

Other plans

The other share-based compensation and similar plans implemented in the Orange group are not material at Group level.

Accounting policies

Employee share-based compensation: the fair value of stock options and free shares is determined by reference to the exercise price, the life of the option, the current price of the underlying shares at the grant date, the expected share price volatility, expected dividends, and the risk-free interest rate over the option’s life. Vesting conditions other than market conditions are not part of the fair value assessment, but are part of the grant assumptions (employee turnover, probability of achieving performance criteria).

The determined amount is recognized in labor expenses on a straight-line basis over the vesting period, with corresponding entries for:

−     employee benefit liabilities for cash-settled plans, remeasured in profit or loss at each year-end; and

−     equity for equity-settled plans.

6.4        Executive compensation

The following table shows the compensation booked by Orange SA and its controlled companies to persons who were members of Orange SA’s Board of Directors or Executive Committee at any time during the year or at the end of the year.

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Short-term benefits excluding employer social security contributions(1)	(12)	(12)	(14)
Short-term benefits: employer's social security contributions	(4)	(4)	(5)
Post-employment benefits(2)	(0)	(0)	(0)
Share-based compensation(3)	(2)	(1)	(2)

(1)   Includes all compensation; gross salaries, the variable component, bonuses and benefits (excluding termination benefits), benefits in kind, incentives and profit-sharing attendance compensation and the share-based Long Term Incentive Plan (LTIP) which matured at December 31, 2022 and was paid out in 2023.

(2)    Service cost.

(3)    Includes employee shareholding plans and share-based Long-Term Incentive Plans (LTIP) in force.

The total amount of retirement benefits (contractual retirement bonuses and supplementary defined-benefit pension plan) provided in respect of persons who were members of the Board of Directors or Executive Committee at the end of the fiscal year is 1 million euros in 2023 (compared with 2 million euros in 2022 and 4 million euros in 2021).

The Chief Executive Officer, appointed on April 4, 2022, does not have an employment contract.

In the event of dismissal or non-renewal of the corporate office not motivated by serious misconduct or gross negligence, Orange will pay the Chief Executive Officer gross severance pay equal to 12 months of fixed compensation and annual variable compensation paid, with the latter being calculated based on the average annual variable compensation paid for the last 24 months prior to departure from the Company. This severance pay will only be due if the performance conditions for annual variable compensation for the two years prior to departure from the Company were achieved at an average of at least 90%.

In accordance with the Afep-Medef Code, the total amount of severance pay and non-compete compensation that would be paid to the Chief Executive Officer may not exceed 24 months of fixed compensation and annual variable compensation.

The employment contract of the Delegate Chief Executive Officer was suspended at the date of his appointment as a Corporate Officer. His employment contract may be reinstated at the end of his term of office, with recovery of rights.

Executive Committee members’ contracts include a clause providing for a contractual termination settlement not exceeding 15 months of their total gross annual compensation (including the contractual termination benefit).

Orange has not acquired any other goods or services from persons who are, at the end of the fiscal year, members of the Board of Directors or Executive Committee of Orange SA (or any parties related thereto).

Note 7       Impairment losses and goodwill

7.1       Impairment losses

(in millions of euros)	2023	2022	2021
Romania	-	(789)	-
Mobile Financial Services	-	(28)	-
Spain	-	-	(3,702)
Total of impairment of goodwill	-	(817)	(3,702)

Impairment tests on Cash-Generating Units (CGUs) may result in impairment losses on goodwill (see Note 7.2) and on fixed assets (see Note 8.3).

At December 31, 2023

At December 31, 2023, impairment tests do not result in the Group recognizing any impairment losses.

At December 31, 2022

Romania

In Romania, the goodwill impairment of (789) million euros mainly reflected:

−     a material increase in the discount rate due to changes in market assumptions;

−     greater competitive pressure; and

−     the downward revision of the business plan compared with the plan used at December 31, 2021, particularly in the early years.

Following the impairment of goodwill in Romania, the net carrying value of the assets of the CGU was reduced to the value in use of current and long-term assets at 100% at December 31, 2022, i.e. 1.7 billion euros.

Mobile Financial Services

Impairment of (49) million euros was recorded on Mobile Financial Services (including (28) million euros on goodwill and (21) million euros on fixed assets) due to deterioration of the business plan.

At December 31, 2022, the net carrying value of goodwill was reduced to zero and the value in use of the CGU amounted to 0.4 billion euros.

At December 31, 2021

In Spain, the business plan has been significantly revised downward since December 31, 2020, in view of:

−     a deteriorating competitive environment despite market consolidation operations (affected by the erosion of average revenue per user); and

−     uncertainties surrounding the continuation of the health crisis (delay in the forecasts for economic recovery).

The revision of the business plan in Spain has led to the recognition during the first-half of 2021 of (3,702) million euros impairment of goodwill, bringing the net carrying value of tested assets down to the value in use of current and long-term assets, i.e. 7.7 billion euros.

7.2       Goodwill

(in millions of euros)	December 31, 2023			December 31, 2022	December 31, 2021

	Gross value	Accumulated impairment losses	Net book value	Net book value	Net book value
France	13,189	(13)	13,176	13,176	14,364
Europe	13,862	(8,571)	5,291	4,586	6,079
Spain	6,550	(3,816)	2,734	2,734	3,170
Belgium	1,733	(713)	1,020	336	336
Slovakia	806	-	806	806	806
Romania	1,806	(1,359)	447	447	1,504
Poland	2,815	(2,664)	151	135	135
Moldova	84	-	84	78	80
Luxembourg	68	(19)	50	50	50
Africa & Middle East	2,252	(849)	1,403	1,420	1,465
Burkina Faso	428	-	428	428	428
Côte d'Ivoire	417	(42)	375	375	375
Morocco	255	-	255	249	265
Jordan	284	(170)	114	118	111
Liberia	88	-	88	91	86
Sierra Leone	58	-	58	73	114
Cameroon	134	(90)	44	44	44
Other	589	(548)	41	42	42
Orange Business	2,913	(650)	2,263	2,289	2,237
Totem(1)	1,624	-	1,624	1,624	n/a
Mobile Financial Services	28	(28)	-	-	28
International Carriers & Shared Services	18	-	18	18	18
Goodwill	33,886	(10,112)	23,775	23,113	24,192

(1)  In 2021, Totem's figures were included in France and Spain segments (see Note 1.1).

(in millions of euros)	Note	December 31, 2023	December 31, 2022	December 31, 2021
Gross Value in the opening balance		33,140	33,626	33,273
Acquisitions(1)	3.2	675	(206)	266
Disposals		-	-	(4)
Translation adjustment		71	(280)	91
Reclassifications and other items		0	-	-
Gross Value in the closing balance		33,886	33,140	33,626
Accumulated impairment losses in the opening balance		(10,028)	(9,435)	(5,678)
Impairment	7.1	-	(817)	(3,702)
Disposals		-	-	(0)
Translation adjustment		(84)	225	(55)
Accumulated impairment losses in the closing balance		(10,112)	(10,028)	(9,435)
Net book value of goodwill		23,775	23,113	24,192

(1) In 2023, mainly includes goodwill on the acquisition of VOO of 684 million euros (see Note 3.2).

In 2022, mainly included the finalization of the purchase price allocation for Telekom Romania Communications, resulting in the revision of the amount of preliminary goodwill recognized in 2021 for (272) million euros.

In 2021, mainly included preliminary goodwill of 272 million euros related to the acquisition of Telekom Romania Communications.

7.3       Key assumptions used to determine recoverable amounts

The key operational assumptions reflect past experience and expected trends: unforeseen changes have in the past affected and could continue to significantly affect these expectations. In this respect, the review of expectations could affect the margin of recoverable amounts over the carrying value tested (see Note 7.4) and result in impairment of goodwill and fixed assets.

In 2023, the Group updated its financial trajectories.

The discount rates and perpetual growth rates used to determine the values in use were revised as follows at the end of December 2023:

−     discount rates have risen as a result of the deteriorating macroeconomic environment (higher interest rates), and may include a specific premium reflecting an assessment of the risks of achieving certain business plans, or of country risks;

−     perpetual growth rates were maintained for most geographical areas.

At December 31, 2023, the business plans and key operating assumptions were sensitive to the following:

−     inflation, in particular rising energy prices, and the ability to preserve margins by adjusting rates and optimizing costs and investments;

−     the fiercely competitive nature of the markets in which the Group operates, where price pressure is strong;

−     the decisions by regulatory and competition authorities in terms of stimulating business investment, and rules for awarding 5G operating licenses and market concentration; and

−     specifically in the Middle East and the Maghreb (Jordan, Egypt and Tunisia) as well as in some African countries (Mali, Democratic Republic of the Congo, Central African Republic, Sierra Leone and Burkina Faso): changes in the political situation and security with their resulting negative economic impacts on the overall business climate.

The parameters used to determine the recoverable amount of the main consolidated activities or the activities most sensitive to the assumptions of the impairment tests are as follows:

December 31, 2023	Basis of recoverable amount	Used source	Methodology	Cost of equity	Discount rate		Perpetuity growth rate
					Post-tax	p-tax
France	Value in use	Internal plan	Discounted cash flow	n/a	6.3%	8.4%	0.8%
Spain				n/a	7.8%	10.3%	1.5%
Poland				n/a	8.0%	9.4%	2.0%
Enterprise				n/a	8.5%	11.7%	0.5%
Mobile Financial Services				13.0%	n/a	n/a	2.1%
Romania	Fair value	n/a	n/a	n/a	n/a	n/a	n/a
Belgium/ Luxembourg				n/a	n/a	n/a	n/a

December 31, 2022	Basis of recoverable amount	Used source	Methodology	Cost of equity	Discount rate		Perpetuity growth rate
					Post-tax	p-tax
France	Value in use	Internal plan	Discounted cash flow	n/a	6.3%	8.4%	0.8%
Spain				n/a	7.5%	10.0%	1.5%
Poland				n/a	7.8%	9.1%	2.0%
Enterprise				n/a	6.8%	9.2%	0.5%
Romania				n/a	10.5%	11.8%	2.5%
Belgium				n/a	7.0%	8.8%	0.8%
Mobile Financial Services				12.3%	n/a	n/a	2.0%
Côte d'Ivoire / Burkina Faso / Liberia	Fair value	n/a	n/a	n/a	n/a	n/a	n/a

December 31, 2021	Basis of recoverable amount	Used source	Methodology	Cost of equity	Discount rate		Perpetuity growth rate
					Post-tax	p-tax
France	Value in use	Internal plan	Discounted cash flow	n/a	5.8%(1)	7.6%	0.8%
Spain				n/a	6.8%	8.4%	1.5%
Poland				n/a	7.3%	8.5%	1.5%
Enterprise				n/a	8.3%	11.1%	0.3%
Romania				n/a	7.0%	7.9%	2.5%
Belgium/ Luxembourg	Fair value	n/a	n/a	n/a	n/a	n/a	n/a

 (1) The post-tax discount rate for France included a corporate tax reduction of 25.83% since 2022.

The work done by the Group to take into account ESMA's position on the inclusion of leases (IFRS 16) in impairment testing (IAS 36) confirms that there is no impact on the conclusions of the Group's impairment tests at December 31, 2023.

At December 31, 2023, the fair value of the Belgium/Luxembourg combination is defined according to the conversion ratio that would be expected in the context of the transaction for Nethys to acquire a stake in Orange Belgium by converting its stake in VOO into Orange Belgium shares (see Note 3.2).

At December 31, 2023, the fair value of Romania is defined on the basis of the expected merger of Orange Romania Communications (formerly Telekom Romania Communications) into Orange Romania, with the Romanian state acquiring a stake in Orange Romania (see Note 3.2).

At December 31, 2021, the fair value of the Belgium/Luxembourg combination had been defined on the basis of the conditional voluntary public tender offer for the shares of Orange Belgium, which closed on May 4, 2021 (see Note 3.2).

The Group’s listed subsidiaries are Orange Polska (Warsaw Stock Exchange), Orange Belgium (Brussels Stock Exchange), Jordan Telecom (Amman Stock Exchange), Sonatel (Regional Stock Exchange (BRVM)), and, since December 30, 2022, Orange Côte d’Ivoire (BRVM). The aggregated share of these subsidiaries, which publish their own regulated information, is less than or equal to 20% of consolidated revenues, operating income and net income excluding non-recurring transactions.

7.4       Sensitivity of recoverable amounts

Because of the correlation between operating cash flows and investment capacity, a sensitivity of net cash flows is used. As cash flows at the terminal point represent a significant portion of the recoverable amount, a change of plus or minus 10% in these cash flows is presented as a sensitivity assumption.

The cash flows are those generated by operating activities net of acquisitions and disposals of property, plant and equipment and intangible assets (including a tax expense at a standard rate, repayment of lease liabilities and debt related to financed assets, related interest expenses and excluding other interest expenses). An additional analysis was carried out on the most sensitive CGUs for which the amount of lease liabilities was material in order to confirm the absence of impairment losses or additional impairment losses.

A sensitivity analysis was carried out on the main consolidated activities or the activities most sensitive to the assumptions of the impairment tests and is presented below to enable readers of the financial statements to estimate the effects of their own estimates. Changes in cash flows, perpetual growth rates or discount rates exceeding the sensitivity levels presented have been observed in the past.

	Increase in discount rate in order for the recoverable amount to be equal to the net carrying value (in basis points)	Decrease in the perpetual growth rate in order for the recoverable amount to be equal to the net carrying value (in basis points)	Decrease in the discounted cash flows of the terminal value in order for the recoverable amount to be equal to the net carrying value (in %)
December 31, 2023
France	+134 bp	(115) bp	-25%
Spain	+67 bp	(71) bp	-12%
Poland	+254 bp	(295) bp	-33%
Enterprise	+279 bp	(369) bp	-36%
December 31, 2022
France	+139 bp	(120) bp	-26%
Spain	+44 bp	(47) bp	-8%
Poland	+249 bp	(272) bp	-32%
Enterprise	+100 bp	(115) bp	-19%
Belgium	+97 bp	(97) bp	-15%
Sierra Leone	+50 bp	(72) bp	-6%
December 31, 2021
France	+234 bp	(217) bp	-39%
Spain	+19 bp	(21) bp	-4%
Poland	+269 bp	(221) bp	-30%
Enterprise	+1,125 bp	(1,026) bp	-83%
Romania	+44 bp	(45) bp	-10%

Mobile Financial Services

At December 31, 2023, the value in use of the Mobile Financial Services CGU was revised on the basis of key valuation assumptions established by local governance. The revised assumptions resulted in the identification of a negative margin, however, the impairment of fixed assets of (42) million euros recognized over the period (see Note 8.3), represents all the assets eligible for impairment under IAS 36 at December 31, 2023. Sensitivity analyses are therefore not relevant.

Romania

At December 31, 2023, the fair value of Romania is defined on the basis of the expected merger of Orange Romania Communications (formerly Telekom Romania Communications) into Orange Romania, with the Romanian state acquiring a stake in Orange Romania (see Note 3.2). Sensitivity analyses, calculated on cash flows and financial parameters, are therefore not relevant for this CGU at December 31, 2023.

Jordan

At December 31, 2023, a sensitivity analysis was carried out on each of the following criteria, taken individually:

−     1% increase in the discount rate;

−     1% decrease in the perpetual growth rate;

−     10% decrease in terminal-year cash flows.

This sensitivity analysis identified an estimated impairment risk of up to 11% of the net value of goodwill.

Other entities not shown above individually represent less than 4% of the recoverable amount of the consolidated entities, or do not present a recoverable amount close to the net value.

Accounting policies

Goodwill recognized as an asset in the statement of financial position comprises the excess calculated:

−     either on the basis of the equity interest acquired (and for business combinations after January 1, 2010, with no subsequent changes for any additional purchases of non-controlling interests); or

−     on a 100% basis, leading to the recognition of goodwill relating to non-controlling interests.

Goodwill is not amortized. It is tested for impairment at least annually and more frequently when there is an indication that it may be impaired. Thus, changes in general economic and financial trends, the different levels of resilience of the telecommunication operators with respect to the deterioration of local economic environments, changes in the market capitalization of telecommunication operators, as well as financial performance compared to market expectations represent external impairment indicators that are analyzed by the Group, together with internal performance indicators, in order to assess whether an impairment test should be performed more than once a year.

These tests are performed at the level of each Cash-Generating Unit (CGU) (or group of CGUs). These generally correspond to business segments or to each country in the Africa and Middle East region and Europe. This is reviewed if the Group changes the level at which it monitors return on investment for goodwill testing purposes.

To determine whether an impairment loss should be recognized, the carrying value of the assets and liabilities of the CGUs or groups of CGUs is compared to their recoverable amount, for which Orange uses mostly the value in use.

Value in use is estimated as the present value of the expected future cash flows. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and sales activity and investment forecasts drawn up by the Group’s management, as follows:

−     cash flow projections are based on three-to-five-year business plans and include a tax cash flow calculated as EBIT (operating income) multiplied by the statutory tax rate (excluding the impact of deferred tax and unrecognized tax loss carryforwards at the date of valuation). In the case of recent acquisitions, longer-term business plans may be used;

−     post-tax cash flow projections beyond that timeframe may be extrapolated by applying a declining or flat growth rate for the next year, and then a perpetual growth rate reflecting the expected long-term growth in the market;

−     post-tax cash flows are subject to a post-tax discount rate, using rates which incorporate a relevant premium reflecting a risk assessment for the implementation of certain business plans or country risks. The value in use derived from these calculations is identical to the one that would result from discounting p-tax cash flows at p-tax discount rates.

The key operating assumptions used to determine values in use are common across all of the Group’s business segments. Key assumptions for most CGUs include:

−     key revenue assumptions, which reflect market level, penetration rate of the offers and market share, positioning of the competition’s offers and their potential impact on market price levels and their transposition to the Group’s offer bases, regulatory authority decisions on pricing of services to customers and on access and pricing of inter-operator services, technology migration of networks (e.g. extinction of copper local loops), decisions of competition authorities in terms of concentration or regulation of adjacent sectors such as cable;

−     key cost assumptions, on the level of marketing expenses required to deal with the pace of product line renewals and the positioning of the competition, the ability to adjust costs to potential changes in revenues or the effects of natural attrition and employee departure plans underway;

−     key assumptions on the level of capital expenditure, which may be affected by the rollout of new technologies, by decisions of regulatory authorities relating to licenses and spectrum allocation, deployment of fiber networks, mobile network coverage, sharing of network elements or obligations to open up networks to competitors.

The tested net carrying values include goodwill, land and assets with finite useful lives (property, plant and equipment, intangible assets and net working capital requirements including intra-group balances). The Orange brand, an asset with an indefinite useful life, is subject to a specific test, see Note 8.3.

If an entity partially owned by the Group includes goodwill attributable to non-controlling interests, the impairment loss is allocated between the shareholders of Orange SA and the non-controlling interests on the same basis as that on which profit or loss is allocated (i.e. ownership interest).

Impairment loss for goodwill is recorded definitively in operating income.

Note 8       Fixed assets

8.1        Gains (losses) on disposal of fixed assets

(in millions of euros)	2023	2022	2021
Transfer price(1)	292	347	163
Net book value of assets sold	(201)	(187)	(111)
Proceeds from the disposal of fixed assets	91	159	52

(1)    The proceeds from disposal of fixed assets is used to calculate eCAPEX. This operating performance indicator relates to acquisition of property, plant and equipment and intangible assets excluding telecommunication licenses and financed assets, net of the price of disposal of fixed assets.

8.2        Depreciation and amortization

(in millions of euros)

Depreciation and amortization of intangible assets

Depreciation and amortization of property, plant and equipment

Depreciation and amortization of intangible assets

(in millions of euros)

Software	Telecommunications licenses	Customer bases	Brands	Other intangible assets

Depreciation and amortization of property, plant and equipment

(in millions of euros)

Networks and terminals	IT equipment	Land and buildings	Other property, plant and equipment

Accounting policies

Assets are amortized to expense their cost (generally with no residual value deducted) on a basis that reflects the pattern in which their future economic benefits are expected to be consumed. The straight-line basis is usually applied. The useful lives are reviewed annually and are adjusted if current estimated useful lives differ from previous estimates. This may be the case for outlooks on the implementation of new technologies (for example, the replacement of copper local loop by optical fiber). These changes in accounting estimates are recognized prospectively.

Main assets	Depreciation period (average)
Brands acquired	Up to 15 years, except for the Orange brand with indefinite useful life
Customer bases acquired	Expected life of the commercial relationship: 3 to 21 years
Mobile network licenses	Grant period from the date when the network is technically ready and the service can be marketed
Indefeasible Rights of Use of submarine and terrestrial cables	Shorter of the expected period of use and the contractual period, generally less than 20 years
Patents	20 years maximum
Software	5 years maximum
Development costs	3 to 5 years
Buildings	10 to 30 years
Transmission and other network equipment	5 to 10 years
Copper cables, optical fiber and civil works	10 to 30 years
Computer hardware	3 to 5 years

8.3        Impairment of fixed assets

(in millions of euros)	2023	2022	2021
Mobile Financial Services(1)	(42)	(21)	-
Poland	(5)	(2)	(11)
France	(1)	(15)	(1)
International Carriers & Shared Services	1	0	(2)
Orange Business	8	(20)	0
Other	(8)	1	(2)
Total of impairment of fixed assets	(47)	(56)	(17)

(1)  In 2023, the impairment of fixed assets is the result of the freezing of some IT developments.

      In 2022, the impairment of fixed assets resulted from impairment tests on Cash-Generating Units (CGUs), described in Note 7.1.

Key assumptions and sensitivity of the recoverable amount of the Orange brand

The key assumptions and sources of sensitivity used in the assessment of the recoverable amount of the Orange brand are similar to those used for the goodwill of consolidated activities (see Note 7.3), which affect the revenue base and potentially the level of brand royalties.

Other assumptions that affect the assessment of the recoverable amount are as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
Basis of recoverable amount	Value in use	Value in use	Value in use
Used source	Internal plan	Internal plan	Internal plan
Methodology	Discounted net fees	Discounted net fees	Discounted net fees
Perpetuity growth rate	1.4%	1.4%	1.3%
Post-tax discount rate	8.5%	8.2%	7.7%
p-tax discount rate	11.0%	10.5%	9.8%

The sensitivity analysis did not highlight any risk of impairment of the Orange brand.

Accounting policies

Given the nature of its assets and businesses, most of the Group’s individual assets do not generate cash inflows independent of those of the Cash-Generating Units. The recoverable amount is therefore determined at the level of the CGU (or group of CGUs) to which the assets belong, according to a method similar to that described for goodwill.

The Orange brand has an indefinite useful life and is not amortized but is tested for impairment at least annually. Its recoverable amount is assessed based on the expected contractual royalties discounted in perpetuity (and included in the business plan), less costs attributable to the brand’s owner.

8.4        Other intangible assets

	December 31, 2023				December 31, 2022	December 31, 2021

(in millions of euros)	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Telecommunications licenses	12,891	(5,962)	(52)	6,878	6,869	6,691
Software	14,400	(9,951)	(106)	4,344	4,280	4,331
Orange brand	3,133	-	-	3,133	3,133	3,133
Other brands	1,106	(145)	(897)	65	60	69
Customer bases	5,443	(5,085)	(14)	344	246	346
Other intangible assets	2,089	(1,553)	(201)	335	358	370
Total	39,063	(22,695)	(1,269)	15,098	14,946	14,940

(in millions of euros)	2023	2022	2021
Net book value of other intangible assets - in the opening balance	14,946	14,940	15,135
Acquisitions of other intangible assets	2,365	2,678	2,842
o/w telecommunications licenses(1)	721	1,060	926
Impact of changes in the scope of consolidation(2)	208	35	(888)
Disposals	(7)	(5)	(4)
Depreciation and amortization	(2,332)	(2,418)	(2,363)
Impairment	(48)	(33)	(40)
Translation adjustment	(69)	(245)	92
Reclassifications and other items(3)	35	(7)	165
Net book value of other intangible assets - in the closing balance	15,098	14,946	14,940

(1)    In 2023, mainly includes the purchase of 5G licenses in Belgium for 303 million euros and the 5G license in Poland for 121 million euros.

In 2022, mainly included the acquisition of the 5G licenses in Romania for 319 million euros and in Belgium for 213 million euros, and for the 2600 MHz band license in Egypt for 311 million euros.

In 2021, included the acquisition of the 5G license in Spain for 611 million euros and the renewals in France of the 2G licenses for 207 million euros and the 3G licenses for 57 million euros.

(2)    In 2023, mainly includes the effects of the acquisition of VOO for 166 million euros (see Note 3.2).

In 2021, mainly included the effects of the loss of exclusive control on Orange Concessions (see Note 3.2).

(3)    In 2021, mainly included incentive bonus fees on penetration rates and business continuity payable by the Public Initiative Networks to the local authorities for 195 million euros.

Internal costs capitalized as intangible assets

Internal costs capitalized as intangible assets include to labor expenses and amount to 423 million euros in 2023, 418 million euros in 2022, and 399 million euros in 2021.

Information on telecommunications licenses at December 31, 2023

Orange’s principal commitments under licenses awarded are disclosed in Note 16.

To take into account the principle of technological neutrality, Orange now presents licenses by frequency band rather than by technology. As a result, the presentation of information relating to licenses was changed with effect from 2023.

(in millions of euros)	Frequency band	Gross value	Net book value	Residual useful life(1)
France	700 MHz	960	699	11.9 to 14.6
	800 MHz	932	413	8.0 to 12.9
	900 MHz	93	67	1.3 to 7.3
	1,800 MHz	117	83	1.3 to 12.9
	2.1 GHz	343	135	1.3 to 7.6
	2.6 GHz	302	126	7.8 to 12.9
	3.4 - 3.8 GHz	876	695	11.9 to 14.6
		3,624	2,219
Spain	700 MHz	547	498	17.8
	800 MHz	474	221	7.3
	900 MHz	127	57	7.0
	2.6 GHz	102	54	7.0 to 19.4
	3.4 - 3.8 GHz	494	397	7.0 to 14.9
	Other	851	28
		2,596	1,254
Poland	800 MHz	703	334	7.1
	2.1 GHz	81	76	14.0
	3.4 - 3.8 GHz	126	126	15.0
	Other	217	58
		1,127	594
Morocco	900 MHz	742	122	7.2
	Other	214	118
		956	241
Romania	700 MHz	136	131	24.0
	900 MHz	173	50	5.3
	1,500 MHz	62	60	24.0
	3.4 - 3.8 GHz	120	120	22.0
	Other	417	136
		909	497
Egypt	2.1 GHz	237	132	7.8
	2.6 GHz	294	283	10.1
	Other	311	65
		842	481
Belgium	700 MHz	146	137	18.7
	800 MHz	138	75	10.9
	900 MHz	83	79	19.0
	1,400 MHz	89	87	19.6
	2.1 GHz	82	78	19.0
	3.4 - 3.8 GHz	67	62	16.3
	Other	75	56
		680	573
Jordan	900 MHz	196	71	25.4
	2.6 GHz	68	51	29.4 to 34.8
	3.4 - 3.8 GHz	64	62	24.2
	Other	190	71
		518	255
Other countries		1,639	762
Total		12,891	6,878

(1)    In number of years, at December 31, 2023.

Main telecommunication licenses obtained or renewed in 2023

−     Orange Belgium obtained 303 million euros of licenses on the 900 MHz, 1,400 MHz, 1,800 MHz and 2,100 MHz frequency bands. This purchase resulted in the recognition of an intangible asset of 303 million euros after the auctions in 2022.

−     Orange Egypt obtained 113 million euros on the 2.6 GHz frequency band. This purchase resulted in the recognition of an intangible asset of 113 million euros.

−     Orange Polska obtained 121 million euros on the 3.4 GHz - 3.8 GHz frequency band. This purchase resulted in the recognition of an intangible asset of 121 million euros.

−     Sonatel obtained 53 million euros on the 700 MHz and 3.4 GHz - 3.8 GHz frequency bands. This purchase resulted in the recognition of an intangible asset of 53 million euros.

Accounting policies

Intangible assets mainly consist of acquired brands, acquired customer bases, telecommunications licenses and software, as well as operating rights granted under certain concession agreement.

Intangible assets are initially recognized at acquisition or production cost. The payments indexed to revenue, especially for some telecommunications licenses, are expensed in the relevant periods.

The operating rights granted under certain concession arrangements are recognized in other intangible assets and correspond to the right to charge users of the public service (see Note 4.1).

8.5        Property, plant and equipment

	December 31, 2023				December 31, 2022	December 31, 2021

(in millions of euros)	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Networks and devices	104,303	(74,208)	(388)	29,707	28,088	27,155
Land and buildings	8,302	(5,783)	(230)	2,289	2,299	2,117
IT equipment	3,767	(3,001)	(2)	763	793	784
Other property, plant and equipment	1,739	(1,299)	(6)	434	460	428
Total property, plant and equipment	118,111	(84,291)	(627)	33,193	31,640	30,484

Networks and devices are broken down as follows:

Fixed access networks	Mobile access networks	Core & Transmission networks	Customer Devices & Equipment
(in millions of euros)	2023	2022	2021
Net book value of property, plant and equipment - in the opening balance	31,640	30,484	29,075
Acquisitions of property, plant and equipment	5,698	6,329	5,947
o/w financed assets	233	229	40
Impact of changes in the scope of consolidation(1)	1,142	262	130
Disposals and retirements	(192)	(181)	(102)
Depreciation and amortization	(5,109)	(4,725)	(4,796)
o/w fixed assets(2)	(4,980)	(4,618)	(4,712)
o/w financed assets	(129)	(107)	(84)
Impairment	1	(23)	(5)
Translation adjustment	13	(291)	129
Reclassifications and other items(3)	1	(216)	105
Net book value of property, plant and equipment - in the closing balance	33,193	31,640	30,484

(1)    In 2023, mainly includes the effects of the acquisition of VOO for 1,132 million euros (see Note 3.2).

In 2022, included 261 million euros for the purchase price allocation of Telekom Romania Communications (see Note 3.2).

      In 2021, mainly related to the effects of the acquisition of Telekom Romania Communications and the loss of exclusive control on the FiberCo in Poland (see Note 3.2).

(2)    Includes the effect of extending the amortization period for the copper network in France from 2022, resulting in a reduction in depreciation and amortization of around 130 million euros from 2022.

(3)    In 2022, mainly included the effect of the increase in discount rates on dismantling assets (see Note 8.7).

Financed assets

Financed assets include at December 31, 2023 the set-up boxes in France financed by an intermediary bank: they meet the standard criterion of a tangible asset according to IAS 16. The associated payables to these financed assets are presented in financial liabilities and are included in the definition of the net financial debt (see Note 13.3)

Internal costs capitalized as property, plant and equipment

Internal costs capitalized as property, plant and equipment mainly include labor expenses and amount to 365 million euros in 2023, 400 million euros in 2022, and 450 million euros in 2021.

Accounting policies

Property, plant and equipment is made up of tangible fixed assets and financed assets. It mainly comprises network facilities and equipment.

The gross value of property, plant and equipment is made up of its acquisition or production cost, which includes study and construction fees as well as enhancement costs that increase the capacity of equipment and facilities. Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or extend its useful life.

The cost of property, plant and equipment also includes the estimated cost of dismantling and removing the fixed asset and restoring the site where it was located under the obligation incurred by the Group.

The roll-out of assets by stage, particularly network assets, in the Group’s assessment, does not generally require a substantial period of preparation. As a result, the Group does not generally capitalize the interest expense incurred during the construction and acquisition phase for its property, plant and equipment and intangible assets.

In France, the regulatory framework governing the fiber optic network roll-out (Fiber To The Home - FTTH) organizes the access by commercial operators to the last mile of networks rolled out by another operator on a co-funding basis (ab initio or a posteriori) or through a line access. The sharing of rights and obligations between the various operators co-financing the last mile of networks is classified as a joint operation in accordance with IFRS 11 "Partnerships": Orange only recognizes in its assets the portions (built or acquired) in networks that it has co-financed or built.

The Group has entered into network sharing arrangements with other mobile operators on a reciprocal basis, which may cover passive infrastructure sharing, active network and even spectrum equipment.

8.6        Fixed assets payables

(in millions of euros)	2023	2022	2021
Fixed assets payable - in the opening balance	4,581	4,481	4,640
Business related variations	(45)	124	(206)
o/w telecommunication licences payable(1)	214	51	143
Changes in the scope of consolidation(2)	9	(0)	(199)
Translation adjustment	(15)	(54)	31
Reclassifications and other items(3)	4	30	216
Fixed assets payable - in the closing balance	4,534	4,581	4,481
o/w long-term fixed assets payable	1,608	1,480	1,370
o/w short-term fixed assets payable	2,926	3,101	3,111

(1)    In 2023, includes 85 million euros for the acquisition of the 5G license in Belgium and 77 million euros for the acquisition of the 5G license in Poland.

In 2022, included 241 million euros relating to the acquisition of the 5G license in Romania, and (153) million euros paid out for 5G licenses in France.

In 2021, included 192 million euros relating to the acquisition of 5G in Spain and (150) million euros paid out for the 5G license in France.

(2)    In 2021, included (241) million euros resulting from the loss of exclusive control on Orange Concessions (see Note 3.2).

(3)    In 2021, mainly included incentive bonus fees on penetration rates and business continuity payable by the Public Initiative Networks to the local authorities for 195 million euros.

Accounting policies

These payables are generated from trading activities. The payment terms may be over several years in the case of infrastructure roll-out and license acquisition. Payables due in more than 12 months are presented in non-current items. Trade payables without specified interest rates are measured at par value if the interest component is negligible. Interest-bearing trade payables are recognized at amortized cost.

Trade payables also include payables that the supplier may have disposed of, with or without notifying financial institutions, in a direct or reverse factoring arrangement (see Note 5.6).

Firm commitments to purchase fixed assets are presented as unrecognized contractual commitments (see Note 16), net of any down payments which are recorded as down payments on fixed assets.

8.7        Dismantling provisions

Asset dismantling obligations mainly relate to the restoration of mobile telephony antenna sites, the treatment of telephone poles, management of waste electrical and electronic equipment and the dismantling of telephone booths.

(in millions of euros)	2023	2022	2021
Dismantling provisions - in the opening balance	696	897	901
Provision reversal with impact on income statement	(0)	(0)	(0)
Discounting with impact on income statement	23	36	11
Utilizations without impact on income statement	(29)	(20)	(18)
Changes in provision with impact on assets(1)	35	(221)	3
Changes in the scope of consolidation	2	-	-
Translation adjustment	11	(5)	(0)
Reclassifications and other items	-	10	-
Dismantling provisions - in the closing balance	738	696	897
o/w non-current provisions	698	670	876
o/w current provisions	40	26	21

(1)    In 2023 and 2022, mainly includes the effect of the increase in discount rates.

Accounting policies

The Group has an obligation to dismantle installed technical equipment and restore the technical sites it occupies.

When the obligation arises, a dismantling asset is recognized against a dismantling provision.

The provision is based on dismantling costs (on a per-unit basis for telephone poles, devices and telephone booths, and on a per-site basis for mobile antennas) incurred by the Group to meet its environmental commitments over the asset dismantling and site restoration planning. The provision is assessed on the basis of the identified costs for the current fiscal year, extrapolated for future years using the best estimate that will allow the obligation to be settled. This estimate is reviewed annually and the provision is adjusted where necessary against the dismantling asset recognized and the underlying assets, if any. The provision is discounted at a rate set by geographical area corresponding to the average risk-free rate of a 15-year government bond.

When the obligation is settled, the provision is reversed against the net carrying value of the dismantling asset and the net carrying value of the underlying assets if the dismantling asset is less than the financial provision reversal.

Note 9       Lease agreements

In the course of its activities, the Group regularly enters into leases as a lessee. These leases are divided between the following asset categories:

−     Land and buildings;

−     Networks and devices;

−     IT equipment;

−     Other.

Accounting policies

The mandatory IFRS 16 "Leases," has been applied within the Group since January 1, 2019.

IFRS 16 defines a lease as a contract that conveys to the lessee the right to control the use of an identified asset. All leases are recognized in the balance sheet as an asset reflecting the right to use the leased assets and a corresponding liability reflecting the related lease obligations (see Notes 9.1 and 9.2). In the income statement, amortization of right-of-use assets (see Note 9.1) is presented separately from interest on lease liabilities. In the statement of cash flows, cash outflows relating to interest expenses impact cash flows provided by operating activities, while principal repayments on lease liabilities impact cash flows related to financing activities.

For the lessor, assets subject to leases must be presented in the balance sheet according to the nature of the asset and the associated lease revenues as income on a straight-line basis over the lease term.

When the Group carries out a transaction categorized as sale and leaseback in accordance with IFRS 16, a right-of-use asset is recognized in proportion to the previous carrying value of the asset corresponding to the right-of-use asset retained to offset a lease liability. Gains (losses) on disposal of fixed assets are recognized in the income statement in proportion to the rights actually transferred to the buyer-lessor. The adjustment of the gains (losses) on disposal recognized in the income statement for the share on which the Group retains its user rights via the lease corresponds to the difference between the right-of-use asset and the lease liability recognized in the balance sheet.

Finally, the Group applies the two exemptions provided for in IFRS 16, i.e. leases with a term of 12 months or less that are not automatically renewable and those where the replacement value of the underlying asset is less than approximately 5,000 euros. Leases covered by either of these two exemptions are presented in off-balance sheet commitments and an expense is recognized in "external purchases" in the income statement.

The Group classifies as a lease a contract that confers to the lessee the right to control the use of an identified asset for a given period, including a service contract if it contains a lease component.

The Group has defined 4 major categories of leases:

−     Land and buildings: these leases mainly concern commercial (point of sale) or service activity (offices and headquarters) leases, as well as leases of technical buildings not owned by the Group. Real-estate leases entered into in France generally have long terms (nine-year commercial leases with early termination options after three and six years, known as "3/6/9 leases") (see Note 9.2). However, depending on the geographical location of the leases, their legal term may vary and the Group may be required to adopt a specific enforceable period taking into account the local legal and economic environment;

−     Networks and devices: the Group is required to lease a certain number of assets in connection with its mobile activities. This is notably the case for land for antenna installation, mobile sites leased from third-party operators and certain "TowerCos" contracts (companies operating telecom masts). Leases are also entered into as part of fixed-line network activities. These leases mainly concern access to the local loop where the Orange group is a market challenger (full or partial unbundling), as well as the lease of land transmission cables;

−     IT equipment: this asset category primarily comprises leases for servers and hosting space in data centers;

−     Other: this asset category primarily comprises leases for vehicles and technical equipment.

9.1        Right-of-use assets

	December 31, 2023				December 31, 2022	December 31, 2021

(in millions of euros)	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Land and buildings	8,574	(3,704)	(446)	4,424	4,667	4,930
Networks and devices(1)	5,112	(1,590)	-	3,522	3,049	2,516
IT equipment	132	(73)	(0)	59	59	55
Other	385	(215)	(0)	170	161	201
Total right-of-use assets	14,203	(5,582)	(446)	8,175	7,936	7,702

(1)    The increase in right-of-use assets includes the effect of the development of a secondary market for co-financed and leased lines.

(in millions of euros)	2023	2022	2021
Net book value of right-of-use assets - in the opening balance	7,936	7,702	7,009
Increase (new right-of-use assets)(1)	1,317	1,930	2,172
Changes in the scope of consolidation	30	-	34
Depreciation and amortization	(1,522)	(1,507)	(1,481)
Impairment(2)	(69)	(54)	(91)
Changes in the assessments	472	(49)	74
Translation adjustment	10	(35)	46
Reclassifications and other items	1	(52)	(62)
Net book value of right-of-use assets - in the closing balance	8,175	7,936	7,702

(1)    In 2021, included the right-of-use assets related to the new headquarters of the Orange group (Bridge) in France for 294 million euros.

(2)    Impairment losses on right-of-use assets mainly concern real estate leases classified as onerous contracts.

Depreciation and amortization of right-of-use assets

In 2023, the rental expense recognized in external purchases in the income statement amounts to (111) million euros, compared with (134) million euros in 2022 and (147) million euros in 2021 (see Note 5.1). It includes lease payments on contracts of 12 months or less which are not automatically renewable, contracts where the new value of the underlying asset is less than 5,000 euros, and variable lease payments which were not taken into account in the measurement of the lease liability.

Accounting policies

A right-of-use asset is recognized in assets, with a corresponding lease liability (see Note 9.2). This right-of-use asset is equal to the amount of the lease liability, plus any direct costs incurred under certain leases, such as fees, lease negotiation expenses or administration costs, and less rent-free period liabilities and lessor financial contributions.

This right-of-use asset is depreciated in the income statement on a straight-line basis over the lease term chosen by the Group, in accordance with the lease terms defined in IFRS 16.

Work performed by the lessee and modifications to the leased asset, as well as guarantee deposits, are not components of the right-of-use asset and are recognized in accordance with other standards.

9.2        Lease liabilities

(in millions of euros)	2023	2022	2021
Lease liabilities - in the opening balance	8,410	8,065	7,371
Increase with counterpart in right-of-use	1,289	1,915	2,158
Changes in the scope of consolidation	30	1	34
Decrease in lease liabilities following rental payments	(1,645)	(1,514)	(1,624)
Changes in the assessments	493	(43)	74
Translation adjustment	1	(29)	47
Reclassifications and other items	(10)	16	4
Lease liabilities - in the closing balance	8,568	8,410	8,065
o/w non-current lease liabilities	7,099	6,901	6,696
o/w current lease liabilities	1,469	1,509	1,369

The following table details the undiscounted future cash flows of lease liabilities as known at December 31, 2023:

(in millions of euros)	Total	2024	2025	2026	2027	2028	2029 and beyond
Undiscounted lease liabilities	9,658	1,618	1,492	1,248	1,090	952	3,257

Accounting policies

The Group recognizes a liability (i.e. a lease liability) at the date the underlying asset is made available. This lease liability is equal to the present value of fixed and in-substance fixed payments not paid at that date, plus any amounts that Orange is reasonably certain to pay at the end of the lease, such as the exercise price of a purchase option (where it is reasonably certain to be exercised), or penalties payable to the lessor for terminating the lease (where termination is reasonably certain).

The Group only takes the lease component of the contract into account when measuring the lease liability. For certain asset classes where leases include both service and lease components, the Group may recognize a single contract, classified as a lease (i.e. without distinguishing between the service and lease components).

Orange systematically determines the lease term as the period during which leases cannot be terminated, plus periods covered by any extension options that the lessee is reasonably certain to exercise and any termination options that the lessee is reasonably certain not to exercise. In the case of "3/6/9" leases in France, the term adopted is assessed on a contract-by-contract basis.

The term is also defined taking into account any laws and practices specific to each jurisdiction or business sector regarding firm lease commitment terms granted by lessors. The Group nonetheless assesses the enforceable term, based on the circumstances of each lease, taking into account certain indicators such as the existence of significant penalties in the event of termination by the lessee. To determine the length of this enforceable period, the Group considers the economic importance of the leased asset and the assumptions made in its strategic plan.

When non-removable leasehold improvements have been made to leased assets, the Group assesses, on a case-by-case basis, whether these improvements provide an economic benefit when determining the enforceable term of the lease.

When a lease includes a purchase option, the Group considers the enforceable term to be equal to the useful life of the underlying asset where the Group is reasonably certain to exercise the purchase option.

For each lease, the discount rate used is determined based on the yield on government bonds in the lessee country, taking into account the term and currency of the lease, plus the Group’s credit spread.

After the lease commencement date, the amount of the lease liability may be reassessed to reflect changes introduced by the following main cases:

−     a change in term resulting from a contract amendment or a change in the assessment of the reasonable certainty that a renewal option will be exercised or a termination option will not be exercised;

−     a change in the amount of lease payments, for example following the application of a new index or rate in the case of variable payments;

−     a change in the assessment of whether a purchase option will be exercised;

−     any other contractual change, for example a change to the scope of the lease or its underlying asset.

Note 10      Taxes

10.1     Operating taxes and levies

Although comprising a directly identifiable counterpart, the periodic spectrum fees are presented within the operating taxes and levies as they are set by and paid to States and local authorities.

10.1.1      Operating taxes and levies recognized in profit or loss

(in millions of euros)	2023	2022	2021
Territorial Economic Contribution, IFER and similar taxes	(559)	(642)	(652)
Spectrum fees	(374)	(373)	(360)
Levies on telecommunication services	(314)	(333)	(329)
Other operating taxes and levies	(547)	(534)	(586)
Total	(1,794)	(1,882)	(1,926)

The 2023 French Finance Act has enacted the reduction of the applicable rate of the contribution on the added value of companies (Cotisation sur la Valeur Ajoutée des Entreprises (CVAE)) in France, from January 1, 2023, with the aim of eliminating this tax by 2027. The applicable rate for this tax will be gradually reduced over 4 years. It was reduced from 0.75% to 0.375% for 2023.

The Territorial Economic Contribution (Contribution Economique Territoriale (CET)) of Orange SA fell by 109 million euros in 2023 compared with 2022, mainly due to its main component, the contribution on the added value of companies (CVAE).

The breakdown of operating taxes and levies per geographical area is as follows:

(in millions of euros)

France	Africa and Middle East	Spain	Other subsidiaries

10.1.2      Operating taxes and levies in the statement of financial position

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Value Added Tax (VAT)	1,111	1,114	1,025
Other operating taxes and levies	122	151	138
Operating taxes and levies - receivables	1,233	1,265	1,163
Value added tax (VAT)	(743)	(687)	(682)
Territorial Economic Contribution, IFER and similar taxes	(109)	(96)	(89)
Spectrum fees	(21)	(19)	(18)
Levies on telecommunication services	(132)	(107)	(143)
Other operating taxes and levies	(479)	(496)	(504)
Operating taxes and levies - payables	(1,483)	(1,405)	(1,436)
Operating taxes and levies - net	(251)	(140)	(273)

Changes in operating taxes and levies

(in millions of euros)	2023	2022	2021
Net tax liabilities and operating taxes and levies - in the opening balance	(140)	(273)	(175)
Operating taxes and levies recognized in profit or loss	(1,794)	(1,882)	(1,926)
Operating taxes and levies paid(1)	1,680	1,906	1,914
Changes in the scope of consolidation(2)	(33)	-	(67)
Translation adjustment	21	42	(19)
Reclassifications and other items	16	68	(1)
Net tax liabilities and operating taxes and levies - in the closing balance	(251)	(140)	(273)

(1)       In 2021, included the reclassification in the consolidated statement of cash flows of 34 million euros as investing activities corresponding to the VAT disbursement by Orange Polska in connection with the loss of exclusive control on the FiberCo in Poland (see Note 3.2).

(2)       In 2023, includes mainly the acquisition of VOO.

In 2021, included the losses of exclusive control on Orange Concessions in France and on the FiberCo in Poland.

Accounting policies

Value Added Tax (VAT) receivables and payables correspond to the VAT collected or deductible from various states. Collections and remittances to states have no impact on the income statement.

In the normal course of business, the Group regularly deals with differences of interpretation of tax law with the tax authorities, which can lead to tax reassessments or tax disputes.

Operating taxes and levies are measured by the Group at the amount expected to be paid or recovered from the tax authorities of each country, based on its interpretation with regard to the application of tax legislation. The Group calculates its tax assets and liabilities (including provisions) based on the technical merits of the positions it defends versus the tax authorities.

10.2     Income taxes

10.2.1      Income tax expense

(in millions of euros)	2023	2022	2021
Orange SA tax group	(243)	(541)	3
• Current tax	(150)	(417)	(129)
• Deferred tax	(92)	(124)	133
Spanish tax group	6	50	(115)
• Current tax	1	0	(0)
• Deferred tax	5	50	(115)
Africa & Middle East	(552)	(528)	(431)
• Current tax	(544)	(536)	(420)
• Deferred tax	(9)	8	(11)
United Kingdom	(103)	(74)	(264)
• Current tax	(104)	(75)	(76)
• Deferred tax	1	1	(188)
Other subsidiaries	20	(172)	(156)
• Current tax	(178)	(140)	(125)
• Deferred tax(1)	198	(32)	(31)
Total Income taxes	(871)	(1,265)	(962)
Current tax	(975)	(1,168)	(750)
Deferred tax	103	(97)	(212)

(1)  In 2023, includes a deferred tax income of 190 million euros recognized for Belgian subsidiaries (other than the Orange Belgium group) to reflect the favorable effect of the change in business projections for the recoverability of deferred tax assets.

The breakdown of current tax by geographical area or by tax group is as follows:

(in millions of euros)

Orange SA tax group	Africa & Middle-East	United Kingdom	Spanish tax group	Other subsidiaries

Orange SA tax group

Current tax expense

The current tax expense reflects the requirement to pay income tax calculated on the basis of taxable income.

In 2023, the reduction in the current tax expense is due in particular to changes in the income of entities in the French tax group.

In 2022, the applicable corporate tax rate in France had declined from 28.41% to 25.83%. This decline in the corporate tax rate resulted in a reduction in the current tax expense of 35 million euros in 2022.

In 2021, the current tax expense included a tax income resulting from the reassessment of an income tax charge booked in periods prior to those presented in the amount of 376 million euros.

Deferred tax expense

Deferred taxes are recorded at the tax rate applicable at the time of their reversal, i.e. 25.83%.

In 2021, the deferred tax expense included a deferred tax income of 316 million euros related to the recognition of an employee benefit liability for the French part-time for seniors plans (Temps Partiel Seniors - TPS).

Spanish tax group

Current tax expense

The corporate tax rate applicable is 25% for all fiscal years presented. The current income tax expense mainly represents the obligation to pay a minimum level of tax calculated on the basis of 75% of taxable income due to the 25% limit on the use of available tax loss carryforwards. This tax expense may then be reduced by the use of tax credits.

A temporary measure was introduced in the Corporate Income Tax Law applicable in 2023 for the determination of the year tax base under the tax consolidation regime. This measure limits to 50% the allocation of the individual negative tax bases generated by the entities that compose the Group. The 50% not allocated may be used in the following ten years, in equal parts.

In 2023, as in 2021, the Spanish tax group is profitable. The use of tax credits explains the absence or the low current tax expense recognized for the fiscal years.

In 2022, the Spanish tax group was in deficit, which explained the absence of current tax expense recognized for the fiscal year.

Deferred tax expense

In 2022 and 2023, deferred tax incomes of respectively 53 million euros and 30 million euros were recognized, to reflect the favorable effect of the change in business projections for the recoverability of deferred tax assets.

In 2021, a deferred tax expense was recognized for (162) million euros, to reflect the negative impact of the unfavorable developments in business plans on the recoverable amount of deferred tax assets.

Africa & Middle East

The main contributors to the income tax expense are the entities of the group operating in Guinea, Mali, Côte d’Ivoire and Senegal:

−     in Guinea, the corporate tax rate is 35% and the current tax expense amounts to (110) million euros in 2023, (94) million euros in 2022 and (63) million euros in 2021;

−     in Mali, the corporate tax rate is 30% and the current tax expense amounts to (75) million euros in 2023, (64) million euros in 2022 and (67) million euros in 2021;

−     in Côte d’Ivoire, the corporate tax rate is 30% and the current tax expense amounts to (74) million euros in 2023, (86) million euros in 2022 and (91) million euros in 2021;

−     in Senegal, the corporate tax rate is 30% and the current tax expense amounts to (58) million euros in 2023, (55) million euros in 2022 and (53) million euros in 2021.

United Kingdom

Current tax expense

The applicable corporate tax rate in the United Kingdom increased from 19% in 2022 to 25% from 2023. This increase in the corporate tax rate results in an increase in the current tax expense of (20) million euros in 2023.

The current tax expense primarily reflects the taxation of activities related to the Orange brand.

Deferred tax expense

In 2021, the corporate tax rate increase to 25% applicable from 2023 was passed (compared with 19% before). The deferred tax expense for the fiscal year therefore included an increase of (188) million euros in deferred tax liabilities recognized on the Orange brand.

Other subsidiaries

Deferred tax expense

In 2023, a deferred tax income of 190 million euros has been recognized for Belgian subsidiaries (other than the Orange Belgium group), to reflect the favorable effect of the change in business projections for the recoverability of deferred tax assets.

Group tax proof

(in millions of euros)	Note	2023	2022	2021
Profit before tax		3,763	3,882	1,740
Statutory tax rate in France		25.83%	25.83%	28.41%
Theoretical income tax		(972)	(1,003)	(494)
Reconciling items:
Impairment of goodwill(1)	7.1	-	(211)	(1,052)
Impact related to the loss of exclusive control on Orange Concessions		-	-	557
Share of profits (losses) of associates and joint ventures		(8)	(0)	1
Adjustment of prior-year taxes		8	(13)	(23)
Recognition / (derecognition) of deferred tax assets(2)		190	83	(149)
Difference in tax rates(3)		(27)	10	85
Change in applicable tax rates(4)		-	-	(235)
Other reconciling items(5)		(62)	(130)	348
Effective income tax		(871)	(1,265)	(962)
Effective tax rate (ETR)		23.16%	32.59%	55.31%

(1)  Reconciliation effect calculated based on the tax rate applicable to the parent company of the Group. The difference in tax rates between the parent company and the subsidiary locally is presented below in "Difference in tax rates."

      In 2021 and 2022, the impairment losses recorded on goodwill generated a reconciliation effect at the Group tax rate of (1,052) million euros and (211) million euros, respectively. Excluding these effects, the Group ETR was 17.7% in 2021 and 26.9% in 2022.

(2)  In 2023, deferred tax incomes of respectively 190 million euros and 30 million euros have been recognized for Belgian subsidiaries (other than the Orange Belgium group) and in Spain, to reflect the favorable effect of the change in business projections for the recoverability of deferred tax assets.

      In 2021, a deferred tax expense was recognized in Spain for (162) million euros, to reflect the negative impact of the unfavorable developments in business plans on the recoverable amount of deferred tax assets.

(3)  The Group is present in jurisdictions in which tax rates are different from the French tax rate, mainly in Guinea (tax rate of 35%), in Poland (tax rate of 19%), in Senegal (tax rate of 30%), in Mali (tax rate of 30%) and in Côte d'Ivoire (tax rate of 30%).

(4)  Takes into account the remeasurement of deferred tax following tax legislation introducing changes in tax rates, as well as the impact of recognizing deferred tax in the period at tax rates different from the rate applicable in the current fiscal year.

(5)  In 2021, included a tax income resulting from the reassessment of an income tax expense booked in periods prior to those presented.

10.2.2      Income tax on other comprehensive income

	2023		2022		2021
(in millions of euros)	Gross amount	Deferred tax	Gross amount	Deferred tax	Gross amount	Deferred tax
Actuarial gains and losses on post-employment benefits	(96)	20	176	(47)	59	(14)
Assets at fair value	5	-	(112)	-	11	-
Cash flow hedges	(269)	66	295	(70)	317	(84)
Translation adjustment	(28)	-	(374)	-	200	-
Other comprehensive income of associates and joint ventures	(12)	-	51	-	1	-
Total presented in other comprehensive income	(400)	86	37	(117)	587	(98)

10.2.3      Tax position in the statement of financial position

	December 31, 2023			December 31, 2022			December 31, 2021
(in millions of euros)	Assets	Liabi-lities	Net	Assets	Liabi-lities	Net	Assets	Liabi-lities	Net
Orange SA tax group
• Current tax	59	-	59	-	31	(31)	26	-	26
• Deferred tax	123	-	123	135	-	135	362	-	362
Spanish tax group
• Current tax	9	-	9	1	-	1	13	-	13
• Deferred tax(1)	-	156	(156)	-	161	(161)	-	211	(211)
Africa & Middle East
• Current tax	92	343	(251)	68	395	(327)	62	328	(266)
• Deferred tax	134	59	75	128	58	70	127	93	34
United Kingdom
• Current tax	(0)	0	(0)	2	-	2	-	5	(5)
• Deferred tax(2)	-	785	(785)	-	786	(786)	-	787	(787)
Other subsidiaries
• Current tax	80	117	(37)	77	112	(34)	80	92	(12)
• Deferred tax(3)	341	143	198	157	120	38	202	94	109
Total
• Current tax	240	460	(220)	149	538	(389)	181	425	(244)
• Deferred tax	598	1,143	(545)	421	1,124	(704)	692	1,185	(493)

(1)  The recognized deferred tax assets are offset by deferred tax liabilities on goodwill which is tax deductible.

(2)  Mainly deferred tax liabilities on the Orange brand.

(3)  In 2023, a deferred tax asset of 190 million euros has been recognized for Belgian subsidiaries (other than the Orange Belgium group), to reflect the favorable effect of the change in business projections for the recoverability of deferred tax assets.

Change in net current tax

(in millions of euros)	2023	2022	2021
Net current tax assets/(liabilities) - in the opening balance	(389)	(244)	(545)
Cash tax payments/(reimbursements)(1)(2)	1,133	1,022	1,028
Change in income statement(2)	(975)	(1,168)	(750)
Change in retained earnings(3)	6	(2)	29
Changes in the scope of consolidation	(13)	(0)	1
Translation adjustment	6	2	(7)
Reclassifications and other items	11	1	0
Net current tax assets/(liabilities) - in the closing balance	(220)	(389)	(244)

(1)  In 2022 and 2023, includes tax payments / (reimbursements) related to the loss of exclusive control on the FiberCo in Poland, reclassified in investing activities in the consolidated statement of cash flows.

(2)  In 2021, included disbursements and tax expenses on gains arising from the losses of exclusive control on Orange Concessions in France and on the FiberCo in Poland, of 47 million euros and 27 million euros respectively, reclassified in investing activities in the consolidated statement of cash flows.

(3)  Mainly corresponds to the tax effect of the remeasurement of the portion of subordinated notes denominated in foreign currency (until 2022) and the tax effects of transaction costs and premium paid related to the refinancing of subordinated notes.

Change in net deferred tax

(in millions of euros)	2023	2022	2021
Net deferred tax assets/(liabilities) - in the opening balance	(704)	(493)	(181)
Change in income statement	103	(97)	(212)
Change in other comprehensive income	86	(117)	(98)
Change in retained earnings	-	-	5
Change in the scope of consolidation(1)	(51)	(21)	(1)
Translation adjustment	20	25	(5)
Reclassifications and other items	1	(0)	(1)
Net deferred tax assets/(liabilities) - in the closing balance	(545)	(704)	(493)

(1)  In 2023, mainly corresponds to the acquisition of VOO.

Deferred tax assets and liabilities by type

	December 31, 2023			December 31, 2022			December 31, 2021
(in millions of euros)	Assets	Liabilities	Income state-ment	Assets	Liabilities	Income state-ment	Assets	Liabilities	Income state-ment
Provisions for employee benefit obligations	747	-	46	679	-	22	705	-	218
Fixed assets	477	1,603	(32)	465	1,481	(75)	528	1,476	(218)
Tax loss carryforwards	4,037	-	(21)	3,935	-	20	3,958	-	37
Other differences	2,717	3,216	(84)	2,658	3,168	(145)	2,673	2,960	(76)
Deferred tax	7,978	4,819	(90)	7,736	4,649	(178)	7,865	4,436	(38)
Depreciation of deferred tax assets	(3,704)	-	193	(3,791)	-	80	(3,922)	-	(174)
Netting	(3,676)	(3,676)	-	(3,525)	(3,525)	-	(3,251)	(3,251)	-
Total	598	1,143	103	421	1,124	(97)	692	1,185	(212)

At December 31, 2023, tax loss carryforwards mainly relate to Spain and Belgium.

At December 31, 2023, the unrecognized deferred tax assets mainly relate to Spain for 2.1 billion euros and Belgian subsidiaries (other than the Orange Belgium group) for 0.6 billion euros, and mostly include tax losses that can be carried forward indefinitely.

In Spain, tax loss carryforwards for which a deferred tax asset has been recognized are expected to be fully utilized by 2028, unless affected by changes in current tax rules and changes in business projections. The deferred tax assets recognized for Spain amount to 0.5 billion euros at December 31, 2023.

The deferred tax assets recognized for Belgium amount to 0.3 billion euros at December 31, 2023.

Most of the other tax loss carryforwards for which no deferred tax assets have been recognized will expire beyond 2028.

10.3     Developments in tax disputes and audits

Developments in tax disputes and audits in France

Tax audits

Orange SA was the subject of several tax audits for the years 2017-2018 and 2019-2020, for which the tax adjustments notified to date total approximately 535 million euros (including default penalties and interest). These adjustments mainly relate to the calculation of VAT on digital offerings, tax on electronic communication services on these same digital offerings, research tax credit, tax on television services, a portion of brand royalties paid by Orange SA to the UK company Orange Brand Services Ltd for reasons similar to the adjustments notified during the previous audits, as well as the inclusion in the tax base of income from the sale of equipment in 2019 and 2020, and the reassessment of previous tax loss carryforwards used for fiscal years 2017 and 2018.

All of these adjustments are being challenged by Orange SA. In accordance with its accounting policies, the Group makes a best estimate of the risk of these adjustments based on the technical merits of the positions defended, for which the effects are non-material.

Orange SA was subject to a tax audit covering fiscal years 2015 and 2016. A tax adjustment was issued in 2019 covering the calculation of brand royalties paid by Orange SA to the UK company Orange Brand Services Ltd and deducted from its taxable income. The administration questions the inclusion of revenue from the roaming contract with Free and revenue from the fixed PSTN business. This adjustment request is being challenged by Orange SA, which has requested the opening of out-of-court proceedings and arbitration between the French and UK tax authorities, which are still ongoing. The additional tax expense would effectively result in double taxation that would fail to comply with the provisions of the Franco-British tax agreement and the European arbitration agreement.

Tax disputes

There were no major developments in other tax disputes over the period.

Developments in tax disputes and audits in the rest of the Group

In the same way as other telecom operators, the Group regularly deals with disagreements concerning the taxation of its network in various countries.

In the Democratic Republic of Congo, Orange was the subject of a tax audit for the years 2017-2019, for which the legal tax adjustments notified total approximately 146 million euros at December 31, 2023. These adjustments mainly relate to the recognition method for mobile prepaid revenue and the non-taxation of electronic money flows in third-party accounts to be transferred to end customers. All of these adjustments are being challenged by Orange RDC, which has appealed to the Finance Minister.

There were no major developments in other tax disputes and audits in the rest of the Group over the period.

10.4     International tax reform - Pillar Two

The Group has launched a working group in order to identify consequences and organize processes that will enable it to comply with this tax reform.

The Group simulated the Transitional Safe Harbour tests of the OECD based on CbCR (also known as Country-by-Country Reporting) and the Consolidated Financial Statements for 2020, 2021 and 2022. Over the three years tested, some 15 jurisdictions failed the tests, and this may vary from one fiscal year to the next. The main reasons identified were the use of tax loss carryforwards, non-taxed items that affect p-tax profit such as capital gains on disposals and low corporate tax rates (below 15%) in some jurisdictions where the Group operates.

Given the current progress of the work done by the Group and the regulations of the countries in which the Group operates, the financial consequences are expected to be limited (see Note 2.3.4).

Accounting policies

Current income tax and deferred tax are measured by the Group at the amount expected to be paid or recovered from the tax authorities of each country, based on its interpretation with regard to the application of tax legislation. The Group calculates the tax assets and liabilities recognized in the statement of financial position based on the technical merits of the positions it defends versus that of the tax authorities.

Deferred taxes are recognized for all temporary differences between the carrying values of assets and liabilities and their tax basis, as well as for unused tax losses, using the liability method. Deferred tax assets are recognized only when their recovery is considered probable.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, interests in joint ventures and associates, except to the extent that both of the following conditions are satisfied:

−     the Group is able to control the timing of the reversal of the temporary difference (e.g. the payment of dividends); and

−     it is probable that the temporary difference will not reverse in the foreseeable future.

Accordingly, for fully consolidated companies, a deferred tax liability is only recognized in the amount of the taxes payable on planned dividend distributions by the Group.

Deferred tax assets and liabilities are not discounted.

At each period end, the Group reviews the recoverable amount of the deferred tax assets carried by certain tax entities with significant tax losses carryforwards. The recoverability of the deferred tax assets is assessed in the light of the business plans used for impairment testing. This plan may be adjusted for any tax specificities.

Deferred tax assets arising on these tax losses are not recognized under certain circumstances specific to each company/tax consolidation group concerned, and particularly where:

−     entities cannot assess the probability of the tax loss carryforwards being set off against future taxable profits, due to the horizon for forecasts based on business plans used for impairment testing and uncertainties as to the economic environment;

−     entities have not yet begun to use the tax loss carryforwards;

−     entities do not expect to use the losses within the timeframe allowed by tax regulations;

−     it is estimated that tax losses are uncertain to be used due to risks of differing interpretations with regard to the application of tax legislation.

Note 11      Interests in associates and joint ventures

11.1     Change in interests in associates and joint ventures

The table below shows the value of the main interests in associates and joint ventures:

Company (in millions of euros)	Main activity	Main co-shareholder	% interest	December 31, 2023	December 31, 2022	December 31, 2021
Entities jointly controlled
Orange Concessions and its subsidiaries	Operation / maintenance related to Public Initiative Networks	Consortium HIN (50%)	50%	1,012	1,057	1,049
Swiatlowod Inwestycje Sp. z o.o. (FiberCo in Poland)	Construction / operation in Poland	APG Group (50%)	50%	332	306	298
Mauritius Telecom	Telecommunications operator in Mauritius	Mauritius government (34%)	40%	86	72	65
Other				14	17	10
Entities under significant influence
Orange Tunisie	Telecommunications operator in Tunisia	Investec (51%)	49%	20	17	2
Savoie connectée	Fiber infrastructure operator	XPFibre.Co (70%)	30%	17	7	7
IRISnet	Telecommunications operator in Belgium	Ministry of the Brussels-Capital Region (MBCR) (53%)	22%	7	6	6
Other				4	3	3
Total associates and joint ventures				1,491	1,486	1,440

The change in interests in associates and joint ventures is as follows:

(in millions of euros)	2023	2022	2021
Interests in associates and joint ventures - in the opening balance	1,486	1,440	98
Dividends	(16)	(5)	(3)
Share of profits (losses)	(29)	(2)	3
Change in components of other comprehensive income(1)	(12)	51	3
Changes in the scope of consolidation(2)	4	(3)	1,345
Change in capital	33	11	3
Translation adjustment	21	(2)	(4)
Reclassifications and other items	4	(3)	(6)
Interests in associates and joint ventures - in the closing balance	1,491	1,486	1,440

(1) In 2023, includes the effect of the change in fair value of cash flow hedge derivatives, net of tax, recognized in the other comprehensive income of Orange Concessions for

    (14)   million euros and of the FiberCo in Poland for (12) million euros.

 In 2022, included the effect of the change in fair value of cash flow hedge derivatives, net of tax, recognized in the other comprehensive income of Orange Concessions for

    33   million   euros and of the FiberCo in Poland for 18 million euros.

(2) In 2021, changes in the scope of consolidation mainly concerned Orange Concessions and the FiberCo in Poland.

The main transactions between the Group and companies consolidated using the equity method are presented in Note 12.

11.2     Key figures from associates and joint ventures

The key figures relating to Orange Concessions and Swiatlowod Inwestycje Sp. z o.o. (FiberCo in Poland) are as follows (figures from financial statements of entities taken as a whole):

(in millions of euros)	December 31, 2023		December 31, 2022		December 31, 2021
	Orange Concessions	Swiatlowod Inwestycje Sp. z o.o.	Orange Concessions	Swiatlowod Inwestycje Sp. z o.o.	Orange Concessions	Swiatlowod Inwestycje Sp. z o.o.
Assets
Non-current assets	3,639	577	3,699	372	3,029	168
Current assets	408	186	417	197	519	171
Total assets	4,046	763	4,115	569	3,548	339
Liabilities
Shareholder's equity	2,026	306	2,117	281	1,991	257
Non-current liabilities	1,540	359	1,494	198	1,054	45
Current liabilities	480	97	505	90	502	36
Total equity and liabilities	4,046	763	4,115	569	3,548	339
Income statement
Revenue	623	45	768	29	112	7
Operating income	(61)	(8)	(7)	(4)	(16)	(3)
Finance costs, net	(25)	(13)	(35)	(5)	(5)	16
Income tax	15	4	8	1	7	(3)
Net income	(71)	(17)	(35)	(8)	(14)	10

11.3     Contractual commitments on interests in associates and joint ventures

Public Initiative Networks commitments

As part of the roll-out of the high-speed and very high-speed broadbrand network in France, the Group has entered into contracts via Public Initiative Networks (mainly public service delegation contracts and public-private partnership contracts as well as public design, construction, operation and maintenance contracts). On November 3, 2021, the Orange group sold 50% of the capital in Orange Concessions to the consortium HIN, comprising La Banque des Territoires (Caisse des Dépôts), CNP Assurances and EDF resulting in the loss of Orange's exclusive control over this entity and its subsidiaries. The Orange Concessions group is jointly controlled with the consortium and is consolidated in the financial statements of the Orange group according to the equity method. The Group continues to have obligations under network construction, concession and operation contracts in proportion to its shareholding, i.e. 1,336 million euros at December 31, 2023.

Accounting policies

The carrying value of interests in associates or joint ventures corresponds to the initial acquisition cost plus the share of net income for the period. If an associate or joint venture incurs losses and the carrying value of the investment is reduced to zero, the Group ceases to recognize the additional share of losses since it has no commitment beyond its investment.

An impairment test is performed at least annually and whenever there is objective evidence of impairment loss, such as a decrease in the quoted price when the investee is listed, significant financial difficulty of the entity, observable data indicating a measurable decrease in the estimated future cash flows, or information about significant changes having an adverse effect on the entity.

An impairment loss is recorded when the recoverable amount is lower than the carrying value, the recoverable amount being the higher of the value in use and the fair value less transaction costs. The unit of account is the whole investment. Any impairment loss is recognized in the "share of profits (losses) of associates and joint ventures". Impairment losses can be reversed once the recoverable amount exceeds the carrying value.

Note 12      Related party transactions

Transactions with the French State and affiliated bodies

The French State, either directly or through Bpifrance Participations, is one of the main shareholders of Orange SA.

The communication services provided to the French State are awarded as part of a competitive process arranged by each department according to the nature of the service. They have no material impact on consolidated revenues.

Orange does not purchase goods or services from the French State (either directly or via Bpifrance Participations), except for the use of spectrum resources. These resources are allocated after a competitive process.

Transactions with the main associates and joint ventures

The transactions between the Group and its associates and joint ventures are reflected as follows in Orange’s Consolidated Financial Statements:

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Assets
Non-current financial assets	43	43	43
Trade receivables	226	254	417
o/w Orange Concessions(1)	177	209	372
Current financial assets	10	12	12
Other current assets	16	40	52
Liabilities
Current financial liabilities	3	0	0
Trade payables	13	11	14
Other current liabilities	1	2	1
Customer contract liabilities	204	154	153
o/w Swiatlowod Inwestycje Sp.z o.o.(2)	202	146	151
Income statement
Revenue	639	726	139
o/w Orange Concessions	600	705	124
Operating income	588	700	135
Finance costs, net	(0)	2	1
Net income	588	702	129

(1)    Transactions between the Group and Orange Concessions mainly comprise Orange SA receivables from Orange Concessions in relation with fiber deployment and maintenance activities operated by the Group.

(2)    Customer contract liabilities mainly correspond to the recognition of deferred income by Orange Polska in connection with the prepayment of services provided to the FiberCo in Poland.

Accounting policies

Orange group’s related parties are listed below:

−     the Group’s key management personnel and their families (see Note 6.4);

−     the French State, Bpifrance Participations, central State departments and companies controlled by the French state (see Notes 10 and 15);

−     associates, joint ventures and companies in which the Group holds a significant stake (see Note 11);

−     shareholders legal entities exercising ultimate control, joint control or significant influence over subsidiaries and affiliates.

Note 13      Financial assets, liabilities and financial results (telecom activities)

13.1     Financial assets and liabilities of telecom activities

In order to improve the readability of financial statements and distinguish the performance of telecom activities from the performance of the Mobile Financial Services activities, the notes related to financial assets and liabilities as well as financial income or expenses are split to respect these two business areas.

Note 13 presents the financial assets, liabilities and related gains and losses specific to telecom activities and Note 17 presents the activities of Mobile Financial Services with regard to its assets and liabilities, with net financial income being not material.

The following table reconciles the contributive balances of assets and liabilities for each of these two areas to the consolidated balance sheet (intra-group transactions between telecom activities and Mobile Financial Services activities are not eliminated) with the consolidated statement of financial position at December 31, 2023.

(in millions of euros)	Orange consolidated financial statements	o/w telecom activities	Note	o/w Mobile Finance Services	Note	o/w eliminations telecom activities / mobile finance services
Non-current financial assets related to Mobile Financial Services activities	297	-		297	17.1.1	-
Non-current financial assets	1,036	1,063	13.7	-		(27) (1)
Non-current derivatives assets	956	886	13.8	70	17.1.3	-
Current financial assets related to Mobile Financial Services activities	3,184	-		3,192	17.1.1	(7)
Current financial assets	2,713	2,713	13.7	-		-
Current derivatives assets	37	37	13.8	-	17.1.3	-
Cash and cash equivalents	5,618	5,504	14.3	113		-
Total	13,841	10,204		3,672		(35)
Non-current financial liabilities related to Mobile Financial Services activities	73	-		100	17.1.2	(27) (1)
Non-current financial liabilities	30,535	30,535	13.3	-		-
Non-current derivatives liabilities	225	205	13.8	19	17.1.3	-
Current financial liabilities related to Mobile Financial Services activities	3,073	-		3,073	17.1.2	-
Current financial liabilities	5,451	5,458	13.3	-		(7)
Current derivatives liabilities	40	40	13.8	-	17.1.3	-
Total	39,396	36,238		3,193		(35)

(1) Loan granted by Orange SA to Orange Bank.

The following table reconciles the contributive balances of assets and liabilities for each of these two areas to the consolidated balance sheet (intra-group transactions between telecom activities and Mobile Financial Services activities are not eliminated) with the consolidated statement of financial position at December 31, 2022.

(in millions of euros)	Orange consolidated financial statements	o/w telecom activities	Note	o/w Mobile Finance Services	Note	o/w eliminations telecom activities / mobile finance services
Non-current financial assets related to Mobile Financial Services activities	656	-		656	17.1.1	-
Non-current financial assets	977	1,004	13.7	-		(27) (1)
Non-current derivatives assets	1,458	1,342	13.8	116	17.1.3	-
Current financial assets related to Mobile Financial Services activities	2,742	-		2,747	17.1.1	(6)
Current financial assets	4,541	4,541	13.7	-		-
Current derivatives assets	112	112	13.8	-	17.1.3	-
Cash and cash equivalents	6,004	5,846	14.3	158		-
Total	16,489	12,846		3,677		(33)
Non-current financial liabilities related to Mobile Financial Services activities	82	-		109	17.1.2	(27) (1)
Non-current financial liabilities	31,930	31,930	13.3	-		-
Non-current derivatives liabilities	397	335	13.8	62	17.1.3	-
Current financial liabilities related to Mobile Financial Services activities	3,034	-		3,034	17.1.2	-
Current financial liabilities	4,702	4,708	13.3	-		(6)
Current derivatives liabilities	51	51	13.8	-	17.1.3	-
Total	40,196	37,024		3,205		(33)

(1)  Loan granted by Orange SA to Orange Bank.

The following table reconciles the contributive balances of assets and liabilities for each of these two areas to the consolidated balance sheet (intra-group transactions between telecom activities and Mobile Financial Services activities are not eliminated) with the consolidated statement of financial position at December 31, 2021.

(in millions of euros)	Orange consolidated financial statements	o/w telecom activities	Note	o/w Mobile Finance Services	Note	o/w eliminations telecom activities / mobile finance services
Non-current financial assets related to Mobile Financial Services activities	900	-		900	17.1.1	-
Non-current financial assets	950	977	13.7	-		(27) (1)
Non-current derivatives assets	683	682	13.8	0	17.1.3	-
Current financial assets related to Mobile Financial Services activities	2,381	-		2,385	17.1.1	(4)
Current financial assets	2,313	2,313	13.7	-		-
Current derivatives assets	7	7	13.8	-	17.1.3	-
Cash and cash equivalents	8,621	8,188	14.3	433		-
Total	15,855	12,168		3,719		(32)
Non-current financial liabilities related to Mobile Financial Services activities	-	-		28	17.1.2	(27) (1)
Non-current financial liabilities	31,922	31,922	13.3	-		-
Non-current derivatives liabilities	220	161	13.8	59	17.1.3	-
Current financial liabilities related to Mobile Financial Services activities	3,161	-		3,161	17.1.2	-
Current financial liabilities	3,421	3,426	13.3	-		(4)
Current derivatives liabilities	124	124	13.8	-	17.1.3	-
Total	38,848	35,633		3,247		(32)

(1)  Loan granted by Orange SA to Orange Bank.

13.2     Profits and losses related to financial assets and liabilities

The cost of net financial debt consists of gains and losses related to the components of net financial debt (described in Note 13.3) for the period.

Foreign exchange gains & losses mainly include the revaluation in euros of bonds (Note 13.5) and bank loans denominated in foreign currencies as well as the symmetrical revaluation, where applicable, of the associated hedges as defined by IFRS 9.

In 2022 and 2021, foreign exchange gains and losses also included the effects of the revaluation of trading derivatives held as economic hedges on notional amounts of subordinated notes denominated in pounds sterling and recognized in equity at their historical value. Following the repurchase at the end of 2022 of the last subordinated notes denominated in pounds sterling (see Note 15.4), the Group is no longer exposed to the financial exchange risk resulting from these instruments.

Income and expenses on assets included in net financial debt mainly comprise interest on the Group’s financial assets of 283 million euros in 2023, 48 million euros in 2022 and (3) million euros in 2021.

Other net financial expenses are mainly composed of interests on lease liabilities for (258) million euros in 2023, (145) million euros in 2022 and (120) million euros in 2021 (see Note 9.2).

Finally, other comprehensive income includes the revaluation of financial assets at fair value through other comprehensive income (Note 13.7) and cash flow hedges (Note 13.8.2).

Other gains and losses related to financial assets and liabilities are recognized in operating income (foreign exchange gains and losses on trade receivables, trade payables and the associated hedge derivatives) in the amount of (17) million euros in 2023, (31) million euros in 2022 and (19) million euros in 2021.

(in millions of euros)	Finance costs, net						Other compre-hensive income
	Cost of gross financial debt (1)	Gains (losses) on assets contributing to net financial debt	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expenses	Finance costs, net	Reserves
2023
Financial assets	-	283	283	36	13		5
Financial liabilities	(1,152)	-	(1,152)	59	(0)		-
Lease liabilities	-	-	-	-	(258)		-
Derivatives	65	-	65	(128)	-		(297)
Discounting expense	-	-	-	-	(125)		-
Total	(1,087)	283	(804)	(32)	(370)	(1,206)	(292)
2022
Financial assets	-	48	48	(38)	55		(110)
Financial liabilities	(1,023)	-	(1,023)	(196)	0		-
Lease liabilities	-	-	-	-	(145)		-
Derivatives	245	-	245	137	(0)		288
Discounting expense	-	-	-	-	(3)		-
Total	(779)	48	(731)	(97)	(92)	(920)	178
2021
Financial assets	-	(3)	(3)	47	75		11
Financial liabilities	(1,018)	-	(1,018)	(637)	(0)		-
Lease liabilities	-	-	-	-	(120)		-
Derivatives	188	-	188	655	0		322
Discounting expense	--	-	-	-	31		-
Total	(830)	(3)	(833)	65	(14)	(782)	332

(1)  Includes interests on debts related to financed assets of (14) million euros in 2023, (3) million euros in 2022 and (1) million euros in 2021.

13.3     Net financial debt

The definition of net financial debt excludes the lease liabilities included in the scope of IFRS 16 (see Note 9.2) and includes debt related to financed assets.

Net financial debt is one of the indicators of financial position used by the Group. This aggregate, not defined by IFRS, may not be comparable to similarly titled indicators used by other companies. It is provided as additional information only and should not be considered a substitute for an analysis of all the Group’s assets and liabilities.

Net financial debt as defined and used by Orange does not take into account Mobile Financial Services activities, for which this concept is not relevant.

It consists of (a) financial liabilities excluding operating payables (translated into euros at the year-end closing rate) including derivative instruments (assets and liabilities), less (b) cash collateral paid, cash, cash equivalents and financial assets at fair value.

Furthermore, financial instruments designated as cash flow hedges included in net financial debt are set up to hedge items that are not included therein, such as future cash flows. As a result, the portion relating to these unmatured hedging instruments recorded in other comprehensive income is added to gross financial debt to offset this temporary difference.

(in millions of euros)	Note	December 31, 2023	December 31, 2022	December 31, 2021
TDIRA	13.4	643	638	636
Bonds	13.5	28,919	29,943	29,010
Bank loans and from development organizations and multilateral lending institutions	13.6	3,339	3,309	3,206
Debt relating to financed assets		411	316	245
Cash collateral received	14.5	586	1,072	389
NEU Commercial Paper (1)		1,247	1,004	1,457
Bank overdrafts		234	250	342
Other financial liabilities (2)		615	105	64
Current and non-current financial liabilities excluding derivatives included in the calculation of net financial debt		35,993	36,638	35,348
Current and non-current derivatives (liabilities)	13.8	245	386	285
Current and non-current derivatives (assets)	13.8	(923)	(1,455)	(689)
Other comprehensive income components related to unmatured hedging instruments	13.8	(110)	114	(192)
Gross financial debt after derivatives (a)		35,205	35,684	34,751
Cash collateral paid (3)	14.5	(21)	(38)	(27)
Investments at fair value (4)	14.3	(2,678)	(4,500)	(2,266)
Cash equivalents	14.3	(2,444)	(3,178)	(5,479)
Cash		(3,060)	(2,668)	(2,709)
Other financial assets		(0)	(2)	(0)
Assets included in the calculation of net financial debt (b)		(8,203)	(10,386)	(10,481)
Net financial debt (a) + (b)		27,002	25,298	24,269

(1)  Negotiable European Commercial Paper (formerly called "commercial paper").

(2) Includes 279 million euros recognized in relation to the purchase option granted by Orange Belgium to Nethys in connection with the acquisition of VOO in 2023 (Note 3.2), and also includes 198 million euros in subordinated notes reclassified as current financial liabilities following the announcement on December 13, 2023 of Orange's intention to exercise its redemption option on February 7, 2024 in respect of these notes (Note 15.4).

(3) Only cash collateral paid, included in non-current financial assets of the consolidated statement of financial position, is deducted from gross financial debt.

(4)  Only investments at fair value, included in current financial assets of the consolidated statement of financial position, are deducted from gross financial debt (Note 14.3).

Net financial debt is mainly held by the Group’s parent company, Orange SA.

The debt maturity schedules are presented in Note 14.3.

Changes in financial assets or financial liabilities whose cash flows are disclosed in financing activities in the cash flow statement are the following (see Note 1.9):

(in millions of euros)	December 31, 2022	Cash flows	Other changes with no impact on cash flows			December 31, 2023
			Changes in the scope of consolidation	Foreign exchange movement	Other(1)
TDIRA	638	-	-	-	4	643
Bonds	29,943	(979)	-	(54)	9	28,919
Bank loans and from development organizations and multilateral lending institutions	3,309	(117)	147	(16)	16	3,339
Debt relating to financed assets	316	(117)	-	-	212	411
Cash collateral received	1,072	(487)	-	-	-	586
NEU Commercial Paper	1,004	235	-	-	8	1,247
Bank overdrafts	250	15	-	(31)	-	234
Other financial liabilities	105	(26)	336(2)	(3)	202(3)	615
Current and non-current financial liabilities excluding derivatives included in the calculation of net financial debt	36,638	(1,476)	483	(104)	452	35,993
Net derivatives	(1,069)	5	-	59	326	(678)
Cash collateral paid	(38)	17	-	0	-	(21)
Cash flows from financing activities		(1,454)

(1)    Mainly includes changes in accrued interests not yet due.

(2)    Includes 279 million euros recognized in relation to the purchase option granted by Orange Belgium to Nethys in connection with the acquisition of VOO in 2023 (Note 3.2).

(3)    Includes 198 million euros in subordinated notes reclassified as current financial liabilities following the announcement on December 13, 2023 of Orange's intention to exercise its redemption option on February 7, 2024 in respect of these notes (Note 15.4).

(in millions of euros)	December 31, 2021	Cash flows	Other changes with no impact on cash flows			December 31, 2022
			Changes in the scope of consolidation	Foreign exchange movement	Other(1)
TDIRA	636	-	-	-	2	638
Bonds	29,010	813	-	88	32	29,943
Bank loans and from development organizations and multilateral lending institutions	3,206	135	6	(28)	(11)	3,309
Debt relating to financed assets	245	(97)	-	-	168	316
Cash collateral received	389	684	-	-	(0)	1,072
NEU Commercial Paper	1,457	(456)	-	-	3	1,004
Bank overdrafts	342	(39)	0	(46)	(7)	250
Other financial liabilities	64	(1)	4	4	35	105
Current and non-current financial liabilities excluding derivatives included in the calculation of net financial debt	35,348	1,038	10	18	222	36,638
Net derivatives	(405)	(91)	-	(213)	(360)	(1,069)
Cash collateral paid	(27)	(12)	-	0	-	(38)
Cash flows from financing activities		936

(1) Mainly includes changes in accrued interest not yet due.

(in millions of euros)	December 31, 2020	Cash flows	Other changes with no impact on cash flows			December 31, 2021
			Changes in the scope of consolidation	Foreign exchange movement	Other(1)
TDIRA	636	-	-	-	(0)	636
Bonds	29,848	(1,385)	-	599	(52)	29,010
Bank loans and from development organizations and multilateral lending institutions	3,671	(496)	0	27	3	3,206
Debt relating to financed assets	295	(80)	-	-	30	245
Cash collateral received	31	358	-	-	0	389
NEU Commercial Paper	555	903	-	-	(1)	1,457
Bank overdrafts	154	173	-	15	-	342
Other financial liabilities	70	(136)	(41)	3	168	64
Current and non-current financial liabilities excluding derivatives included in the calculation of net financial debt	35,260	(663)	(41)	644	148	35,348
Net derivatives	510	201	-	(457)	(659)	(405)
Cash collateral paid	(642)	615	-	0	-	(27)
Cash flows from financing activities		153

(1) Mainly includes changes in accrued interest not yet due.

Net financial debt by currency

Net financial debt by currency is presented in the table below, after foreign exchange effects of hedging derivatives (excluding instruments set up to hedge operating items).

(equivalent value in millions of euros at year-end closing rate)	EUR	USD	GBP	PLN	EGP	JOD	MAD	Other	Total
Gross financial debt after derivatives	25,647	3,992	2,936	52	183	99	542	1,754	35,205
Financial assets included in the calculation of net financial debt	(6,533)	(105)	(1)	(35)	(65)	(84)	(76)	(1,304)	(8,203)
Net debt by currency before effect of foreign exchange derivatives (1)	19,114	3,888	2,934	17	118	15	465	450	27,002
Effect of foreign exchange derivatives	6,680	(4,016)	(2,932)	839	-	-	-	(571)	-
Net financial debt by currency after effect of foreign exchange derivatives	25,795	(129)	3	856	118	15	465	(121)	27,002

(1) Including the market value of derivatives in local currency.

Accounting policies

Cash and cash equivalents

The Group classifies investments as cash equivalents in the statement of financial position and statement of cash flows when they comply with the conditions of IAS 7 (see cash management detailed in Notes 14.3 and 14.5):

−     held in order to face short-term cash commitments; and

−     short-term and highly liquid assets at the acquisition date, readily convertible into known amount of cash and not exposed to any material risk of change in value.

Bonds, bank loans and loans from multilateral lending institutions

Among financial liabilities, only commitments to repurchase non-controlling interests are recognized at fair value through profit or loss.

Borrowings are recognized upon origination at the discounted value of the sums to be paid and subsequently measured at amortized cost using the effective interest method. Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability’s carrying value. The costs are subsequently amortized over the life of the liability, using the effective interest rate method.

Some financial liabilities at amortized cost, including borrowings, are subject to hedging. This mainly relates to the hedging of payables in foreign currencies against the exposure of their future cash flows to foreign exchange risk (cash flow hedging).

13.4     TDIRA

Perpetual bonds redeemable for shares (titres à durée indéterminée remboursables en actions or "TDIRAs") with a par value of 14,100 euros are listed on Euronext Paris. Their issuance was described in a prospectus approved by the Commission des Opérations de Bourse (now the Autorité des marchés financiers or AMF - French Financial Markets Authority) on February 24, 2003. At December 31, 2023, taking into account redemptions since their issuance, 44,880 TDIRAs remain outstanding with a total par value of 633 million euros.

These TDIRAs are redeemable for new Orange SA shares at any time at the holders’ request or, under certain conditions as described in the appropriate prospectus, at Orange SA’s initiative based on a ratio of 622.844 shares to one TDIRA (i.e. a conversion price of 22.638 euros). The initial ratio of 300 shares to one TDIRA has been adjusted several times to protect bondholders’ rights and may be further adjusted under the terms and conditions set out in the prospectus.

Since January 1, 2010, the interest rate on the TDIRAs has been the three-month Euribor + 2.5%.

TDIRAs are subject to split accounting with one part treated as equity and another part as a liability. For the securities outstanding at December 31, 2023, the "equity" component before deferred tax stood at 152 million euros.

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Number of securities	44,880	44,880	44,880
Equity component before deferred taxes	152	152	152
Debt component	643	638	636
o/w accrued interests not yet due	10	6	3
Paid interests	36	16	13

Accounting policies

Some Group financial instruments include both a financial debt component and an equity component. This relates to perpetual bonds redeemable for shares (TDIRAs). On initial recognition, the debt component is measured at its market value, corresponding to the value of the contractually determined future cash flows discounted at the market rate applied at the date of issuance to comparable instruments providing substantially the same conditions, but without the option to convert to or redeem for shares. This debt component is subsequently recognized at amortized cost.

The equity component, originally calculated as the difference between the notional value of the instrument and the fair value of the debt component, remains the same throughout the life of the instrument.

13.5     Bonds

In 2023, the Group carried out the following bond issues:

Notional currency	Initial nominal amount (in millions of currency)	Maturity	Interest rate (%)	Issuer	Type of operations	Amounts in millions of euros
EUR	500	September 11, 2035	3.875(1)	Orange SA	Issuance	500
Total of issuances						500
EUR	500	March 1, 2023	2.500	Orange SA	Repayment at maturity	(500)
EUR	750	September 11, 2023	0.750	Orange SA	Repayment at maturity	(744)
HKD	700	October 6, 2023	3.230	Orange SA	Repayment at maturity	(85)
HKD	410	December 22, 2023	3.550	Orange SA	Repayment at maturity	(48)
MAD	1,090	December 18, 2025	3.970	Médi Telecom	Regular annual basis repayment	(14)
MAD	720	December 18, 2025	1Y BDT + 1.00(2)	Médi Telecom	Regular annual basis repayment	(9)
MAD	1,002	December 10, 2026	3.400	Médi Telecom	Regular annual basis repayment	(13)
MAD	788	December 10, 2026	1Y BDT + 0.85(2)	Médi Telecom	Regular annual basis repayment	(10)
MAD	300	June 3, 2026	2.600	Médi Telecom	Regular annual basis repayment	(7)
MAD	1,200	June 3, 2026	1Y BDT + 0.55(2)	Médi Telecom	Regular annual basis repayment	(27)
XOF	100,000	July 16, 2027	6.500	Sonatel	Regular annual basis repayment	(30)
Total of repayments						(1,488)

(1)   Bond with a step-up clause (clause that triggers a change in the coupon rate if Orange breaches its sustainable performance commitments, see Note 14.4).

(2)   The 1Y BDT rate corresponds to the 52 weeks Moroccan treasury notes rate (recalculated once a year).

The unmatured bonds at December 31, 2023, presented below, were all issued by Orange SA, with the exception of three commitments (each with a fixed-rate tranche and a variable-rate tranche) denominated in Moroccan dirhams held by Médi Telecom and one bond in CFA francs issued by Sonatel.

With the exception of the commitments made by Médi Telecom and Sonatel which are redeemable on a regular annual basis, at December 31, 2023, the bonds issued by the Group are redeemable at maturity. No specific guarantee has been given in relation to their issuance. Some bonds may be redeemed in advance at the request of the issuer.

Notional currency	Initial nominal amount (in millions of currency units)	Maturity	Interest rate (%)	Outstanding amount (in millions of euros)
				December 31, 2023	December 31, 2022	December 31, 2021

Bonds matured before December 31, 2023				-	1,377	1,876
EUR	650	January 9, 2024	3.125	650	650	650
EUR	1,250	July 15, 2024	1.125	1,250	1,250	1,250
EUR	750	May 12, 2025	1.000	750	750	750
EUR	800	September 12, 2025	1.000	800	800	800
NOK	500	September 17, 2025	3.350	44	48	50
CHF	400	November 24, 2025	0.200	432	406	387
GBP	350	December 5, 2025	5.250	302	296	312
MAD	1,090	December 18, 2025	3.970	28	42	59
MAD (1)	720	December 18, 2025	1Y BDT + 1.00	19	28	39
MAD	300	June 3, 2026	2.600	17	24	-
MAD (1)	1,200	June 3, 2026	1Y BDT + 0.55	69	94	-
EUR	700	June 29, 2026	0.000	700	700	700
EUR	750	September 4, 2026	0.000	750	750	750
EUR	75	November 30, 2026	4.125	75	75	75
MAD	1,002	December 10, 2026	3.400	39	51	68
MAD (1)	788	December 10, 2026	1Y BDT + 0.85	31	40	54
EUR	750	February 3, 2027	0.875	750	750	750
EUR	750	July 7, 2027	1.250	750	750	750
XOF	100,000	July 15, 2027	6.500	122	152	152
EUR	500	September 9, 2027	1.500	500	500	500
EUR	1,000	March 20, 2028	1.375	1,000	1,000	1,000
EUR	50	April 11, 2028	3.220	50	50	50
NOK	800	July 24, 2028	2.955	71	76	80
GBP	500	November 20, 2028	8.125	575	564	595
EUR	1,250	January 15, 2029	2.000	1,250	1,250	1,250
EUR	150	April 11, 2029	3.300	150	150	150
CHF	100	June 22, 2029	0.625	108	102	97
EUR	500	September 16, 2029	0.125	500	500	500
EUR	1,000	January 16, 2030	1.375	1,000	1,000	1,000
EUR	1,200	September 12, 2030	1.875	1,200	1,200	1,200
EUR	105	September 17, 2030	2.600	105	105	105
EUR	100	November 6, 2030	0.000(2)	100	100	100
USD	2,500	March 1, 2031	9.000(3)	2,227	2,308	2,173
EUR	300	May 29, 2031	1.342	300	300	300
EUR	750	November 16, 2031	3.625	750	750	-
EUR	50	December 5, 2031	4.300 (zero coupon)	82	79	75
EUR	50	December 8, 2031	4.350 (zero coupon)	83	80	77
EUR	50	January 5, 2032	4.450 (zero coupon)	80	77	74
GBP	750	January 15, 2032	3.250	863	846	893
EUR	750	April 7, 2032	1.625	750	750	750

(1)   Bonds issued by Médi Telecom. The 1Y BDT rate corresponds to the 52 weeks Moroccan treasury notes rate (recalculated once a year).

(2)   Bond bearing interest at a fixed rate of 2% until 2017 and then at CMS 10 years x 166% fixed annually (0% for November 2024 maturity), floored at 0% and capped at 4% until 2023 and at 5% thereafter.

(3)   Bond with a step-up clause (clause that triggers a change in the coupon rate if Orange’s credit rating from the rating agencies changes - see Note 14.3).

Notional currency	Initial nominal amount (in millions of currency units)	Maturity	Interest rate (%)	Outstanding amount (in millions of euros)
				December 31, 2023	December 31, 2022	December 31, 2021

EUR	500	May 18, 2032	2.375	500	500	-
EUR	1,000	September 4, 2032	0.500	1,000	1,000	1,000
EUR	1,500	January 28, 2033	8.125	1,500	1,500	1,500
EUR	55	September 30, 2033	3.750	55	55	55
EUR	1,000	December 16, 2033	0.625	1,000	1,000	1,000
GBP	500	January 23, 2034	5.625	575	564	595
HKD	939	June 12, 2034	3.070	109	113	106
EUR	800	June 29, 2034	0.750	800	800	800
EUR	300	July 11, 2034	1.200	300	300	300
EUR	500	September 11, 2035	3.875(4)	500	-	-
EUR	50	April 16, 2038	3.500	50	50	50
USD	900	January 13, 2042	5.375	814	844	795
USD	850	February 6, 2044	5.500	769	797	750
EUR	750	September 4, 2049	1.375	750	750	750
GBP	500	November 22, 2050	5.375	575	564	595
Outstanding amount of bonds				28,623	29,654	28,737
Accrued interests				443	454	445
Other				(147)	(164)	(172)
Total				28,919	29,943	29,010

(4)   Bond with a step-up clause (clause that triggers a change in the coupon rate if Orange’s breaches its sustainable performance commitments, see note 14.4).

13.6     Loans from development organizations and multilateral lending institutions

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Médi Telecom	336	183	167
Orange Côte d'Ivoire	304	253	140
Sonatel	238	266	244
Orange Mali	217	201	207
Orange Egypt	167	163	137
VOO	85	-	-
Orange Bail	36	12	3
Orange Burkina Faso	33	36	42
Orange Madagascar	24	12	18
Orange Jordanie	18	35	49
Orange Cameroon	12	36	78
Orange Polska	9	10	6
Other	15	15	15
Bank loans	1,493	1,222	1,105
Orange SA(1)	1,846	2,087	2,101
Loans from development organizations and multilateral lending institutions(2)	1,846	2,087	2,101
Total	3,339	3,309	3,206

 (1) In 2023, Orange SA negotiated a new loan of 500 million euros, maturing in 2030 and repaid a loan at maturity of 750 million euros. In 2021, Orange SA repaid at maturity a loan of 190 million euros.

(2)  Entirely the European Investment Bank.

13.7     Financial assets

Financial assets break down as follows:

(in millions of euros)	December 31, 2023			December 31, 2022	December 31, 2021
	Non-current	Current	Total	Total	Total
Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss	490	-	490	419	431
Investments securities	490	-	490	419	431
Financial assets at fair value through profit or loss	194	2,678	2,871	4,745	2,496
Investments at fair value (1)	-	2,678	2,678	4,500	2,266
Investments securities	173	-	173	206	203
Cash collateral paid (2)	21	0	21	38	27
Other	-	-	-	2	-
Financial assets at amortized cost	379	36	415	381	363
Receivables related to investments (3)	69	25	94	106	105
Other	310	11	321	275	258
Total financial assets	1,063	2,713	3,776	5,545	3,290

(1)  NEU Commercial Paper and bonds only (see Note 14.3).

(2)  See Note 14.5.

(3)  Including a loan of 27 million euros from Orange SA to Orange Bank.

Equity securities

Equity securities measured at fair value through other comprehensive income that will not be reclassified to profit or loss

(in millions of euros)	2023	2022	2021
Investment securities measured at fair value through other comprehensive income that will not be reclassified to profit or loss - in the opening balance	419	432	431
Acquisitions(1)	72	98	85
Changes in fair value (2)	(2)	(108)	11
Sales	(4)	(7)	(95)
Other movements	5	3	0
Investment securities measured at fair value through other comprehensive income that will not be reclassified to profit or loss - in the closing balance	490	419	432

(1)  In 2022, included the effect of Deezer's initial public offering for 77 million euros (see Note 3.2)

(2)  Deezer's share price at December 31, 2022 led to a decrease in the fair value of (54) million euros (see Note 3.2).

Equity securities measured at fair value through other comprehensive income that will not be reclassified to profit or loss include numerous shares in companies held by investment funds.

Equity securities measured at fair value through profit or loss

(in millions of euros)	2023	2022	2021
Investment securities measured at fair value through profit or loss - in the opening balance	205	203	141
Changes in fair value	(25)	10	34
Other movements	(8)	(8)	27
Investment securities measured at fair value through profit or loss - in the closing balance	173	205	203

Accounting policies

Financial assets

−     Financial assets at fair value through profit or loss (FVR)

Certain equity securities which are not consolidated or equity-accounted and cash investments such as negotiable debt securities, deposits and UCITS (Undertakings for Collective Investment in Transferable Securities), which are compliant with the Group's liquidity risk management policy, may be designated by Orange as recognized at fair value through profit or loss. These assets are recognized at fair value at initial recognition and subsequently. All changes in fair value are recorded in net financial costs, net.

−     Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss (FVOCI)

Equity securities which are not consolidated or equity-accounted are, subject to exceptions, recognized as assets at fair value through other comprehensive income that will not be reclassified to profit or loss. They are recognized at fair value at initial recognition and subsequently. Temporary changes in value and gains (losses) on disposals are recorded as other comprehensive income that will not be reclassified to profit or loss.

−     Financial assets at amortized cost (AC)

This category mainly includes miscellaneous loans and receivables. These instruments are recognized at fair value at initial recognition and are subsequently measured at amortized cost using the effective interest method. If there is any objective evidence of impairment of these assets, the value of the asset is reviewed at the end of each reporting period. An impairment loss is recognized in the income statement when impairment tests demonstrate that the financial asset's carrying value is higher than its recoverable amount. For these financial assets, the provisioning system also covers expected losses according to IFRS 9.

13.8     Derivatives

13.8.1      Market value of derivatives

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Hedging derivatives	583	893	484
Cash flow hedge derivatives	583	893	484
Derivatives held for trading (1)	95	176	(79)
Net derivatives (2)	678	1,069	405

(1)  Mainly related to the effect of the economic hedges of subsidiaries for 35 million euros in 2023, 140 million euros in 2022 and 90 million euros in 2021, the effect of hedges entered into in the context of future issuances for 56 million euros in 2023, 64 million euros in 2022 and 18 million euros in 2021, and the foreign exchange effects of the economic hedges against the revaluation of subordinated notes denominated in pounds sterling (equity instruments recognized at their historical value (see Note 15.4)) for (70) million euros in 2022 and (165) million euros in 2021.

(2)  Of which foreign exchange effects of the cross currency swaps (classified as hedging or trading) hedging foreign exchange risk on the notional amount of gross debt for 635 million euros in 2023, 694 million euros in 2022 and 657 million euros in 2021. The foreign exchange effect of the cross currency swaps is the difference between the notional converted at the closing rate and the notional converted at the opening rate (or at the trading day spot rate in the case of a new instrument).

The risks hedged by these derivatives are described in Note 14. These derivatives are associated with cash-collateral agreements, the effects of which are described in Note 14.5.

Accounting policies

Derivatives are measured at fair value in the statement of financial position and presented according to their maturity date, regardless of whether they qualify for hedge accounting under IFRS 9 (hedging instruments versus trading derivatives).

Derivatives are classified as a separate line item in the statement of financial position.

Trading derivatives are economic hedge derivatives not classified as hedges for accounting purposes. Changes in the value of these instruments are recognized directly in profit or loss.

Hedge accounting is applicable when:

−     at the inception of the hedge, there is a formal designation and documentation of the hedging relationship;

−     the effectiveness of the hedge is demonstrated at inception and it is expected to continue in subsequent periods: i.e. at inception and throughout its duration, the company expects changes in the fair value of the hedged item to be almost fully offset by changes in the fair value of the hedging instrument.

There are three types of hedging accounting:

−     a fair value hedge is a hedge of the exposure to changes in the fair value of a recognized asset or liability (or an identified portion of the asset or liability) that are attributable to a particular interest rate and/or currency risk and which could affect profit or loss. The hedged portion of these items is remeasured at fair value in the statement of financial position. Changes in this fair value are recognized in the income statement and offset by symmetrical changes in the fair value of financial hedging instruments to the extent of the hedge effectiveness;

−     a cash flow hedge is a hedge of exposure to changes in cash flows attributable to a particular interest rate and/or currency risk associated with a recognized asset or liability or a transaction believed to be highly probable (such as a future purchase or sale) which could affect profit or loss. As the hedged item is not recognized in the statement of financial position, the effective portion of the change in the fair value of the hedging instrument is recognized in other comprehensive income. It is reclassified in profit or loss when the hedged item (financial asset or liability) affects the profit or loss or in the initial cost of the hedged item when it relates to the hedge of a non-financial asset acquisition cost;

−     a net investment hedge is a hedge of exposure to changes in value attributable to the foreign exchange risk of a net investment in a foreign operation, which could affect profit or loss on the disposal of the foreign operation. The effective portion of the net investment hedge is recorded in other comprehensive income. It is reclassified in profit or loss on disposal of the net investment.

For transactions qualified as fair value hedges and for economic hedges, the foreign exchange impact of changes in the fair value of derivatives is booked in operating income when the underlying hedged item is a commercial transaction and in finance costs, net when the underlying hedged item is a financial asset or liability.

Hedge accounting can be terminated when the hedged item is no longer recognized, i.e. when the Group revokes the designation of the hedging relationship or when the hedging instrument is terminated or exercised. The accounting consequences are as follows:

−     fair value hedge: at the hedge accounting termination date, the adjustment of the fair value of the liability is amortized using an effective interest rate recalculated at this date. Should the item hedged disappear, the change in fair value is recognized in the income statement;

−     cash flow hedge: amounts recorded in other comprehensive income are immediately reclassified in profit or loss when the hedged item is no longer recognized. In all other cases, amounts are reclassified in profit or loss, on a straight-line basis, throughout the remaining life of the original hedging relationship.

In both cases, subsequent changes in the value of the hedging instrument are recorded in profit or loss.

Concerning the effects of the foreign currency basis spread of cross-currency swaps designated as cash flow hedges, the Group has chosen to designate these as hedging costs. This option enables recognition of these effects in other comprehensive income and amortization of the cost of the basis spread in profit or loss over the period of the hedge.

13.8.2      Cash flow hedges

The main purpose of the Group’s cash flow hedges is to neutralize foreign exchange risk on future cash flows (notional, coupons) or to switch floating-rate debt to fixed-rate debt.

The ineffective portion of cash flow hedges recognized in the income statement was not significant during the periods presented. The main hedges unmatured at December 31, 2023, as well as their effects on the financial statements, are detailed in the table below.

(in millions of euros)	Hedged risk
	Total	Exchange and interest rate risk	Exchange risk	Interest rate risk	Commodity risk
Hedging instruments	583	Cross Currency Swap	Forward FX swap Option	Interest rate swap Option	Commodity contracts
Carrying amount - asset	735	703	1	0	31
Carrying amount - liability	(152)	(143)	(5)	(3)	-
Change in cash flow hedge reserve	(263)	(236)	9	1	(38)
Gain (loss) recognized in other comprehensive income	(227)	(200)	10	1	(38)
Reclassification in financial result	(36)	(36)	0	-	-
Reclassification in operating income	2	-	2	-	-
Reclassification in initial carrying amount of hedged item	(3)	-	(3)	-	-
Cash flow hedge reserve	237	218	(2)	(0)	22
o/w related to unmatured hedging instruments	(110)	(129)	(2)	(0)	22
o/w related to discontinued hedges	347	347	-	-	-
Hedged item		Bonds and credit lines	Purchases of handsets and equipment	Bonds and Lease liabilities	Purchase of energy
Balance sheet item		Current and non-current financial liabilities	Property, plant and equipment	Lease and Financial Liabilities - current and non-current	Operating result

The main hedges unmatured at December 31, 2022, as well as their effects on the financial statements, are detailed in the table below.

(in millions of euros)	Hedged risk
	Total	Exchange and interest rate risk	Exchange risk	Interest rate risk	Commodity risk
Hedging instruments	893	Cross Currency Swap	Forward FX swap Option	Interest rate swap Option	Commodity contracts
Carrying amount - asset	1,065	1,002	3	-	74
Carrying amount - liability	(172)	(156)	(11)	(5)	-
Change in cash flow hedge reserve	288	225	(6)	9	60
Gain (loss) recognized in other comprehensive income	304	244	(8)	9	59
Reclassification in financial result	(19)	(19)	-	0	-
Reclassification in operating income	(1)	-	(1)	-	(0)
Reclassification in initial carrying amount of hedged item	4	-	4	-	0
Cash flow hedge reserve	497	457	(4)	(5)	49
o/w related to unmatured hedging instruments	114	74	(4)	(5)	49
o/w related to discontinued hedges	383	383	-	(0)	-
Hedged item		Bonds and credit lines	Purchases of handsets and equipment	Bonds and Lease liabilities	Purchase of energy
Balance sheet item		Current and non-current financial liabilities	Property, plant and equipment	Lease and Financial Liabilities - current and non-current	Operating result

The main hedges unmatured at December 31, 2021, as well as their effects on the financial statements, are detailed in the table below.

(in millions of euros)	Hedged risk
	Total	Exchange and interest rate risk	Exchange risk	Interest rate risk
Hedging instruments	484	Cross Currency Swap	Forward FX swap Option	Interest rate swap Option
Carrying amount - asset	576	575	1	-
Carrying amount - liability	(91)	(76)	(0)	(14)
Change in cash flow hedge reserve	317	311	(2)	9
Gain (loss) recognized in other comprehensive income	358	347	3	9
Reclassification in financial result	(38)	(36)	(2)	-
Reclassification in operating income	(0)	-	0	(0)
Reclassification in initial carrying amount of hedged item	(3)	-	(3)	0
Cash flow hedge reserve	210	220	(9)	(2)
o/w related to unmatured hedging instruments	(192)	(181)	(9)	(2)
o/w related to discontinued hedges	402	402	-	0
Hedged item		Bonds and credit lines	Purchases of handsets and equipment	Bonds and Finance Lease
Balance sheet item		Current and non-current financial liabilities	Property, plant and equipment	Current and non-current financial liabilities

The nominal amounts of the main cash flow hedges as of December 31, 2023 are presented below.

	Notional amounts of hedging instruments per maturity (in millions of hedged currency units)
	2024	2025	2026	2027	2028 and beyond
Orange SA
Cross currency swaps
CHF	-	400	-	-	100 (1)
GBP	-	262	-	-	2,250 (2)
HKD	-	-	-	-	939 (3)
NOK	-	500	-	-	800 (4)
USD	-	-	-	-	4,200 (5)
Interest rate swaps
EUR	-	-	-	-	350 (6)
FX Forward
USD	120	-	-	-	-
Commodity hedging
PLN	10	16	17	19	71

(1)  100 million Swiss francs maturing in 2029.

(2)  500 million pounds sterling maturing in 2028, 750 million pounds sterling maturing in 2032, 500 million pounds sterling maturing in 2034 and 500 million pounds sterling maturing in 2050.

(3)  939 million Hong Kong dollars maturing in 2034.

(4)  800 million Norwegian kroner maturing in 2028.

(5)  2,450 million US dollars maturing in 2031, 900 million US dollars maturing in 2042 and 850 million US dollars maturing in 2044.

(6)  350 million euros maturing in 2030.

Note 14      Information on market risk and fair value of financial assets and liabilities (telecom activities)

The Group uses financial position or performance indicators that are not specifically defined by IFRS, such as EBITDAaL (see Note 1.10) and net financial debt (see Note 13.3).

Market risks are monitored by Orange’s Treasury and Financing Committee, which reports to the Executive Committee. The Committee is chaired by the Group’s Executive Committee member in charge of Finance, Performance and Development and meets on a quarterly basis.

It sets the guidelines for managing the Group’s debt, especially in respect of its interest rate, foreign exchange, liquidity and counterparty risk exposure for the coming months, and reviews past management (transactions carried out, financial results).

Macroeconomic events and their consequences on the financial market did not call into question the risk management policy relating to financial instruments. The Group continued to set up and manage hedging instruments in order to limit its exposure to operational and financial foreign exchange and interest rate risks, while maintaining a diversified financing policy.

14.1     Interest rate risk management

Management of fixed-rate/variable-rate debt

Orange group seeks to manage its fixed-rate/variable-rate exposure in euros in order to minimize interest costs by using firm and conditional interest rate derivatives such as swaps, futures, caps and floors.

The fixed-rate component of gross financial debt, excluding cash collateral received and agreements to buy back non-controlling interests, is estimated at 91% at December 31, 2023, 96% at December 31, 2022 and 94% at December 31, 2021.

Sensitivity analysis of the Group’s position to changes in interest rates

The sensitivity of the Group’s financial assets and liabilities to interest rate risk is only analyzed for the components of net financial debt that are interest-bearing and therefore exposed to interest rate risk.

Sensitivity of financial expenses

Based on a constant amount of debt and a constant management policy, a 1% rise in interest rates would increase the annual cost of gross financial debt by 14 million euros, while a decrease of 1% would lower it by 12 million euros.

Sensitivity of cash flow hedge reserves

A 1% rise in euro interest rates would improve the market value of derivatives designated as cash flow hedges and increase the associated cash flow hedge reserves by approximately 695 million euros. A 1% decrease in euro interest rates would reduce their market value and decrease the cash flow hedge reserve by approximately 696 million euros.

14.2     Foreign exchange risk management

Operational foreign exchange risk

The Group’s foreign operations are carried out by entities that operate in their own country and mainly in their own currency. Their operational exposure to foreign exchange risk is therefore limited to certain types of flows: purchases of equipment or network capacity, purchases of devices and equipment sold or leased to customers and purchases from or sales to international carriers.

Whenever possible, the entities of the Orange group have put in place policies to hedge this exposure (see Note 13.8).

Financial foreign exchange risk

Financial foreign exchange risk mainly relates to:

−     dividends paid to the parent company: in general, the Group’s policy is to economically hedge this risk from the date of the relevant subsidiary’s Shareholders’ Meeting;

−     financing of the subsidiaries: except in special cases, the subsidiaries are required to cover their funding needs in their functional currency;

−     Group financing: most of the Group’s bonds, after derivatives, are denominated in euros. From time to time, Orange SA issues bonds in markets other than euro markets (primarily the US dollar, pound sterling and Swiss franc). If Orange SA does not have assets in these currencies, in most cases, the issues are translated into euros through cross-currency swaps. The debt allocation by currency also depends on the level of interest rates and particularly on the interest rate differential relative to the euro.

Following the repurchase at the end of 2022 of the last subordinated notes denominated in pounds sterling (see Note 15.4), the Group is no longer exposed to the financial exchange risk resulting from these instruments.

The table below shows the main exposures to foreign exchange fluctuations of the net financial debt in foreign currencies of Orange SA, Orange Polska and Orange Egypt, and also shows the sensitivity of the entity to a 10% change in the foreign exchange rates of the currencies to which it is exposed. Orange SA and Orange Egypt are the entities bearing the main foreign exchange risk, including internal transactions that generate a net foreign exchange gain or loss in the Consolidated Financial Statements.

	Exposure in currency units						Sensitivity analysis
(in millions of currency units)	EUR	USD	GBP	PLN	CHF	Total translated	10% gain in euro	10% loss in euro
Orange SA	-	8	0	(1)	(13)	(7)	1	(1)
Orange Polska	(116)	(6)	-	-	-	(121)	11	(13)
Orange Egypt	-	(83)	-	-	-	(75)	7	(8)
Total (currencies)	(116)	(80)	0	(1)	(13)	(202)

Foreign exchange risk to assets

Due to its international presence, the Orange group’s statement of financial position is exposed to foreign exchange fluctuations, as these affect the translation of the assets of subsidiaries and shareholdings denominated in foreign currencies. The currencies concerned are mainly the pound sterling, the zloty, the Egyptian pound, the US dollar, the Jordanian dinar and the Moroccan dirham.

To hedge its largest foreign asset exposures, Orange has issued debt in the relevant currencies.

The amounts presented below take into account Mobile Financial Services activities (mainly in euros).

	Contribution to consolidated net assets									Sensitivity analysis
(in millions of euros)	EUR	USD	GBP	PLN	EGP	JOD	MAD	Other currencies	Total	10% gain in euro	10% loss in euro
Net assets excluding net debt (a)(1)	51,599	232	68	3,591	732	547	1,012	4,320	62,101	(955)	1,167
Net debt by currency including derivatives (b)(2)	(25,795)	129	(3)	(856)	(118)	(15)	(465)	121	(27,002)	110	(134)
Net assets by currency (a) + (b)	25,804	360	65	2,735(3)	614	532	547	4,441	35,098	(845)	1,033

(1)    Excluding components of net financial debt.

(2)    Net financial debt as defined and used by Orange does not take into account Mobile Financial Services activities, for which this concept is not relevant (see Note 13.3).

(3)    Share of net assets attributable to owners of the parent company in zlotys amounts to 1,386 million euros.

Due to its international presence, the Orange group income statement is also exposed to risk arising from changes in foreign exchange rates due to the conversion, in the consolidated financial statements, of its foreign subsidiaries’ financial statements.

	Contribution to consolidated financial income statement									Sensitivity analysis
(in millions of euros)	EUR	USD	GBP	PLN	EGP	JOD	MAD	Other currencies	Total	10% gain in euro	10% loss in euro
Revenue	31,620	1,154	272	2,822	751	462	700	6,340	44,122	(1,137)	1,389
EBITDAaL	9,310	183	6	695	298	189	200	2,154	13,035	(339)	414
Operating income	2,876	108	(7)	270	171	107	62	1,382	4,969	(190)	233

14.3     Liquidity risk management

Diversification of sources of funding

Orange has diversified sources of funding:

−     regular issues in the bond markets;

−     occasional financing through loans from multilateral or development lending institutions;

−     issues in the short-term securities markets under the NEU Commercial Paper program (Negotiable European Commercial Paper, formerly called "commercial paper").

Liquidity of investments

Orange invests its cash surpluses in cash equivalents that meet IAS 7 cash equivalent criteria or at fair value investments (negotiable debt securities, bonds with a maturity of no more than two years, UCITS and term deposits). These investments prioritize minimizing the risk of capital loss over performance.

Cash, cash equivalents and fair value investments are held mainly in France and other European Union countries, which are not subject to restrictions on convertibility or exchange controls.

Smoothing debt maturities

The policy followed by Orange is to apportion debt maturities evenly over the years to come.

The following table shows undiscounted future cash flows for each financial liability shown on the statement of financial position. The key assumptions used in this schedule are:

−     amounts in foreign currencies are translated into euros at the year-end closing rate;

−     future variable-rate interest is based on the last fixed coupon, unless a better estimate is available;

−     TDIRAs being necessarily redeemable in new shares, no redemption is taken into account in the maturity analysis. In addition, as the interest payable on the bonds is due over an undetermined period (see Note 13.4), only interest payable for the first period is included (including interest payments for other periods would not provide relevant information);

−     the maturities of revolving credit lines are the contractual maturity dates;

−     "Other items" (undated and non-cash items) reconcile, for financial liabilities not accounted for at fair value, the future cash flows and the balance in the statement of financial position.

(in millions of euros)	Note	December 31, 2023	2024	2025	2026	2027	2028	2029 and beyond	Other items (1)
TDIRA	13.4	643	10	-	-	-	-	-	633
Bonds	13.5	28,919	2,455	2,440	1,596	2,031	1,697	18,848	(147)
Bank loans and from development organizations and multilateral lending institutions	13.6	3,339	825	895	489	490	116	536	(13)
Debt relating to financed assets	13.3	411	124	108	91	70	17	-	-
Cash collateral received	13.3	586	586	-	-	-	-	-	-
NEU commercial papers(2)	13.3	1,247	1,254	-	-	-	-	-	(7)
Bank overdrafts	13.3	234	234	-	-	-	-	-	-
Other financial liabilities	13.3	615	562	5	5	5	0	38	-
Derivatives (liabilities)	13.3	245	1	27	12	-	20	3	-
Derivatives (assets)	13.3	(923)	(6)	(80)	(6)	(6)	(6)	(652)	-
Other Comprehensive Income related to unmatured hedging instruments	13.3	(110)	-	-	-	-	-	-	-
Gross financial debt after derivatives		35,205	6,047	3,395	2,188	2,590	1,843	18,772	466
Trade payables		11,597	9,989	193	149	188	590	488	-
Total financial liabilities (including derivatives assets)		46,803	16,035 (3)	3,588	2,337	2,778	2,433	19,260	466
Future interests on financial liabilities(4)			1,440	933	816	905	807	4,128	-

(1)    Undated items: TDIRA notional. Non-cash items: amortized cost on bonds and bank loans, and discounting effect on long term trade payables.

(2)    Negotiable European Commercial Paper (formerly called "commercial paper").

(3)    Amounts presented for 2024 correspond to notional and accrued interests not yet due (for 494 million euros).

(4)    Mainly future interests on bonds for 8,150 million euros, on bank loans for 323 million euros and on derivatives instruments for (1,366) million euros.

The liquidity position is one of the indicators of financial position used by the Group. This aggregate, not defined by IFRS, may not be comparable to similarly titled indicators used by other groups.

At December 31, 2023, the liquidity position of Orange’s telecom activities amounts to 14,302 million euros and exceeds the repayment obligations of its gross financial debt in 2024. It breaks down as follows :

Liquidity position

(in millions of euros)

Available undrawn amount of credit facilities

Cash

Investments at fair value

Cash equivalents

At December 31, 2023, the Orange group’s telecom activities has access to credit facilities in the form of bilateral credit lines and syndicated credit lines. Most of these lines bear interest at variable rates. The available undrawn amount of the credit facilities is 6,120 million euros (including 6,000 million euros for Orange SA).

Cash equivalents amounted to 2,444 million euros, mainly at Orange SA, comprising 1,979 million euros of UCITS and 100 million euros of term deposits.

Investments at fair value amounted to 2,678 million euros, exclusively at Orange SA, comprising 2,485 million euros of NEU Commercial Paper and 166 million euros of bonds.

Any specific contingent commitments in terms of financial ratios are presented in Note 14.4.

Due to its cash level and other immediately disposable investments, the Group is not dependent on the sale of receivables organized in certain countries (see Note 4.3).

Change in Orange's credit rating

Orange’s credit rating is an additional overall performance indicator used to assess the Group’s financial policy and risk management policy and, in particular, its solvency and liquidity risk. It is not a substitute for an analysis carried out by investors. Rating agencies regularly review the ratings they award. Any change in the rating could affect the cost of future financing or access to liquidity.

In addition, a change in Orange’s credit rating will, for certain outstanding financing, affect the remuneration paid to investors:

−     one Orange SA bond (see Note 13.5) with an outstanding amount of 2.5 billion US dollars maturing in 2031 (equivalent to 2.3 billion euros at December 31, 2023) is subject to a step-up clause in the event that Orange’s credit rating changes. This clause was triggered in 2013 and 2014: the coupon due in March 2014 was thus calculated on the basis of an interest rate of 8.75%. And since then, the bond has been bearing interest of 9%;

−     the margin of the 6 billion euro syndicated credit facility signed on November 23, 2022 is subject to change depending on whether Orange’s credit rating is raised or lowered. At December 31, 2023, this credit facility was undrawn.

Orange’s rating did not change during 2023. For Moody’s Investors Service (Moody’s), the outlook included in the rating changed during 2023, from stable to positive.

	Standard & Poor’s	Moody's	Fitch Ratings
Long-term debt	BBB+	Baa1	BBB+
Outlook	Stable	Positive	Stable
Short-term debt	A2	P2	F2

14.4     Financial ratios and commitments to sustainability targets

Main commitments with regard to financial ratios

Orange SA does not have any credit line or loan subject to specific covenant with regard to financial ratios.

Certain subsidiaries of Orange SA have pledged to comply with certain financial ratios related to indicators defined in the contracts with the banks. The breach of these ratios constitutes an event of default that can lead to early repayment of the line of credit or loan concerned.

The main commitments are as follows:

−     Orange Egypt: in respect of bank financing agreements signed in 2018 and 2022, of which the total amount outstanding at December 31, 2023 is 3,050 million Egyptian pounds and 83 million US dollars (i.e. 164 million euros), Orange Egypt is required to comply with a "net senior debt to reported EBITDA" ratio;

−     Médi Telecom: in respect of its bank financing agreements signed in 2022, of which the total amount outstanding at December 31, 2023 is 3,659 million Moroccan dirhams (i.e. 335 million euros), Médi Telecom is required to comply with ratios relating to its "net financial debt," "net financial debt/EBITDA" and "net equity;"

−     Orange Côte d’Ivoire: in respect of its bank financing agreements signed in 2016 and 2019, of which the total amount outstanding at December 31, 2023 is 70 billion CFA francs (i.e. 107 million euros), Orange Côte d’Ivoire is required to comply with a "net debt to reported EBITDA" ratio;

These ratios were complied with at December 31, 2023.

Main commitments to sustainability targets

Orange SA is committed to social and environmental responsibility. This commitment is expressed, among other things, by the introduction of financial liabilities that include a step-up clause to change the coupon rates if Orange fails to meet its sustainability target:

−     On November 23, 2022, Orange signed with 27 international banks a 6 billion euros multi-currency syndicated revolving credit facility indexed on environmental and social indicators, to refinance in advance its previous syndicated loan maturing in December 2023. This sustainable refinancing illustrates the Group’s environmental, social and governance (ESG) commitments, with an indexation of the margin to the achievement of objectives relating to CO2 emissions (scopes 1 & 2, scope 3), in line with Orange’s goal of being Net Zero Carbon by 2040, and to gender diversify its workforce. This new facility, initially maturing in November 2027, includes two options to extend for one more year each, exercisable by Orange and subject to the banks’ approval. In October 2023, Orange exercised the first option enabling the initial maturity to be extended with the agreement of the lenders as follows: 5,872 million euros maturing in November 2028 and 128 million euros retaining the initial maturity of November 2027.

−     On September 11, 2023 Orange carried out its first sustainability-linked bond issue, for a total nominal amount of 500 million euros, maturing in 2035, with a coupon rate of 3.875%. The bonds are linked to the Group’s target of reducing its greenhouse gas emissions (Scope 1, 2 and 3) and its commitment to provide digital support and training to external beneficiaries.

Default or material adverse change clauses

Most of Orange’s financing agreements, notably including the 6 billion euros syndicated credit facility set up on November 23, 2022, as well as bonds, are not subject to early redemption obligations in the event of a material adverse change or cross default provisions. However, most of these agreements include cross acceleration provisions. Thus, the mere occurrence of events of default in other financing agreements would not automatically trigger accelerated repayment under the aforementioned agreements.

14.5     Credit risk and counterparty risk management

The Group could be exposed to a concentration of counterparty risk in respect of its trade receivables, cash and cash equivalents, investments and derivatives.

Orange considers that it has limited concentration in counterparty risk with respect to trade receivables due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and foreign countries. The maximum value of the counterparty risk on these financial assets is equal to their recognized net carrying value. An analysis of net trade receivables past due is provided in Note 4.3. Loans and other receivables mainly include elements for which the amount due but not provisioned is not material.

Orange SA is exposed to counterparty risk through its investments and derivatives. Therefore, it performs a strict selection of public, financial or industrial institutions in which it invests or with which it enters into derivative agreements. This selection takes particular note of the institutions’ credit ratings. Therefore:

−     for each non-banking counterparty selected for investments, limits are based on the ratings and maturities of the investments;

−     for each bank counterparty selected for investments and for derivatives, limits are based on equity, rating, CDS (credit default swaps, an accurate indicator of potential default risk) as well as on periodic analyses carried out by the Treasury Department;

−     theoretical limits and consumption limits are monitored and reported on a daily basis to the Group treasurer and the head of the trading room. These limits are adjusted regularly depending on credit events.

For derivatives, master agreements relating to financial instruments (French Banking Federation) are signed with all counterparties and provide for the netting of payables and receivables, in case of failure of one of the parties, as well as the calculation of a final balance to be received or paid. These agreements include a CSA (Credit Support Annex) cash collateral clause that can lead to either a deposit (collateral paid) or collection (collateral received), on a daily basis. These payment amounts correspond to the change in the market value of all derivatives.

As a rule, investments are negotiated with high-grade banks. Exceptionally, subsidiaries occasionally deal with counterparties with the highest ratings available locally.

Effect of mechanisms to offset exposure to credit risk and counterparty risk of derivatives

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Collateralised Derivatives (net) (a)	647	1,014	408
Fair value of collateralised derivatives assets	867	1,374	690
Fair value of collateralised derivatives liabilities	(220)	(360)	(282)
Amount of cash collateral paid/(received) (b)	(565)	(1,034)	(362)
Amount of cash collateral paid	21	38	27
Amount of cash collateral received	(586)	(1,072)	(389)
Residual exposure to counterparty risk (a) + (b) (1)	82	(20)	46
Non collateralised Derivatives (net)	31	55	(3)
Fair value of non collateralised derivatives assets	56	81	-
Fair value of non collateralised derivatives liabilities	(25)	(26)	(3)

(1)  The residual exposure to counterparty risk is mainly due to a time difference between the valuation of derivatives at the closing date and the date on which the cash collateral exchanges were made.

The change in net cash collateral deposits between 2022 and 2023 is mainly due to the depreciation of the US dollar and the interest rate effect of derivatives hedging bonds denominated in US dollar. The change in net cash collateral received between 2021 and 2022 was mainly due to the appreciation of the US dollar and the depreciation of the pound sterling against the euro.

Sensitivity analysis of cash collateral to changes in market interest rates and exchange rates

A change in market interest rates (mainly euros) of +/- 1% would affect the fair value of derivatives hedging interest rate risk as follows:

(in millions of euros)
Rate decrease of 1%		Rate increase of 1%
Change of fair value of derivatives	(717)	714
Rate decrease of 1%		Rate increase of 1%
Amount of cash collateral paid (received)	717	(714)

A 10% increase or decrease in the euro exchange rate would affect the fair value of derivatives hedging foreign exchange risk as follows:

(in millions of euros)
	10% loss in euro	10% gain in euro
Change of fair value of derivatives	1,285	(1,051)
	10% loss in euro	10% gain in euro
Amount of cash collateral received (paid)	(1,285)	1,051

14.6     Commodity risk management (energy contracts)

The majority of the Group’s electricity needs are met through fixed-price or indexed forward purchase contracts, depending on the situation. In accordance with IFRS 9, contracts concluded on non-financial assets (electricity) to meet the normal business needs of the company and used solely for its business, rather than for speculation or arbitrage on energy price fluctuations, are not considered as derivatives (application of the "own-use" exemption in IFRS 9). The Group’s commitments under those contracts are presented as off-balance sheet commitments in Note 16.1.

To meet its commitments in terms of Net Zero Carbon by 2040, the Group enters into Power Purchase Agreements (PPA) for electricity generated by renewable sources.

These contracts may be physical (with physical delivery of electricity and therefore not leading to the recognition of derivative instruments), or virtual. Energy supply is achieved through a portfolio of contracts mixing PPA, Solar/Energy As A Service, power purchase contracts with different terms (market), and supply contracts (aggregation and distribution).

The Group is considering Virtual Power Purchase Agreements (VPPAs). These contracts result in the recognition of derivatives at fair value through profit or loss since there is no physical delivery of electricity. At December 31, 2023, the Group has only Virtual Power Purchase Agreements in Poland and Romania. These contracts are classified as cash flow hedges, the ineffective portion of which has a direct impact on the income statement. Fluctuations in the fair value of the effective portion of the hedge are recognized in other comprehensive income (see Note 13.8.2).

The table below sets out the Group’s main energy supply agreements at December 31, 2023.

	Energy Source	Overall contract volume (in GWh)	Signature date	Value Date	Maturity	Duration	Nature	Accounting Model
France
Boralex	Wind power	67	2021	2021	2025	5 years	Physical PPA	Own Use exemption
Engie	Solar power	76	2023	2025	2040	15 years	Physical PPA	Own Use exemption
Total Energie	Solar power	100	2023	2025	2045	20 years	Physical PPA	Own Use exemption
Engie	Solar power	102	2023	2025	2045	20 years	Physical PPA	Own Use exemption
Poland
Enertrag-Dunowo Sp.	Wind power	1,274	2021	2024	2035	12 years	Virtual PPA	Cash Flow Hedge
EDF	Wind power	1,686	2022	2023	2030	8 years	Physical PPA	Own Use exemption
RPower	Solar power	585	2023	2024	2034	10.5 years	Physical PPA	Own Use exemption
WPD	Wind power	480	2020	2021	2031	10 years	Physical PPA	Own Use exemption
Romania
Engie Romania	Solar power	145	2023	2025	2029	4.5 years	Virtual PPA	Cash Flow Hedge
Enery Group	Solar power	400	2023	2025	2032	8 years	Virtual PPA	Cash Flow Hedge

The volumes hedged by renewable electricity supply contracts represent a proportion of around 10% of the Group’s annual consumption in 2023 (5,700 GWh in 2023, 5,594 GWh in 2022 and 5,154 GWh in 2021).

14.7     Equity market risk

Orange SA has no call options on its own shares and no commitments for forward purchases of shares. At December 31, 2023, it held 2,429,143 treasury shares. Orange SA owns subsidiaries listed on equity markets whose share value may be affected by general trends in these markets. In particular, the market value of these listed subsidiaries’ shares is one of the measurement variables used in impairment testing.

The UCITS in which Orange invests for cash management purposes do not hold equities.

The Orange group is also exposed to equity risk through some of its retirement plan assets (see Note 6.2).

At December 31, 2023, the Group is not materially exposed to market risk on the shares of listed companies.

14.8     Capital management

Orange SA and its non-financial subsidiaries are not subject to regulatory requirements related to equity (other than the usual standards applicable to any commercial company).

Its financial subsidiaries (like electronic money institutions) are subject to regulatory equity requirements specific to their sector and jurisdiction.

Like any company, Orange manages its financial resources (both equity and net financial debt) as part of a balanced financial policy, aiming to ensure flexible access to capital markets, including for the purpose of selectively investing in development projects, and to provide a return to shareholders.

In terms of net financial debt (see Note 13.3), this policy translates into liquidity management as described in Note 14.3 and a specific attention to credit ratings assigned by rating agencies.

This policy is also reflected, in some markets, by the presence of minority shareholders in the capital of subsidiaries controlled by Orange. This serves to limit the Group’s debt while providing a benefit from the presence of local shareholders.

14.9     Fair value of financial assets and liabilities

The market value of the net financial debt carried by Orange is estimated at 26.3 billion euros at December 31, 2023, for a book value of 27.0 billion euros.

			December 31, 2023
(in millions of euros)	Note	Classification under IFRS 9 (1)	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables		AC	6,046	6,046	-	6,046	-
Financial assets	13.7		3,777	3,777	99	3,286	392
Equity securities		FVOCI	490	491	99	-	392
Equity securities		FVR	173	173	-	173	-
Investments at fair value		FVR	2,678	2,678	-	2,678	-
Cash collateral paid		FVR	21	21	-	21	-
Financial assets at amortized cost		AC	415	415	-	415	-
Cash and Cash equivalents	13.3		5,504	5,504	5,504	-	-
Cash		AC	3,060	3,060	3,060	-	-
Cash equivalents		FVR	2,444	2,444	2,444	-	-
Trade payables		AC	(11,596)	(11,596)	-	(11,596)	-
Financial liabilities	13.3		(35,993)	(35,241)	(28,080)	(6,870)	(291)
Financial debts		AC	(35,702)	(34,950)	(28,080)	(6,870)	-
Other		FVR	(291)	(291)	-	-	(291)
Derivatives (net amount) (2)	13.8		678	678	-	678	-

 (1) "AC" stands for "amortized cost", "FVR" stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss."

(2)  The classification for derivatives depends on their hedging qualification.

The table below provides an analysis of the change in level 3 market values for financial assets and liabilities measured at fair value in the statement of financial position.

(in millions of euros)	Equity securities	Financial liabilities at fair value through profit or loss, excluding derivatives
Level 3 fair values at December 31, 2022	355	(8)
Gains (losses) taken to profit or loss	-	(5)
Gains (losses) taken to other comprehensive income	(4)	-
Acquisition (sale) of securities	37	-
Other	4	(279)
Level 3 fair values at December 31, 2023	392	(291)

The market value of the net financial debt carried by Orange was estimated at 23.8 billion euros at December 31, 2022, for a book value of 25.3 billion euros.

			December 31, 2022
(in millions of euros)	Note	Classification under IFRS 9	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables		AC	6,237	6,237	-	6,237	-
Financial assets	13.7		5,545	5,545	65	5,124	355
Equity securities		FVOCI	421	421	65	-	355
Equity securities		FVR	205	205	-	205	-
Investments at fair value		FVR	4,500	4,500	-	4,500	-
Cash collateral paid		FVR	38	38	-	38	-
Financial assets at amortized cost		AC	381	381	-	381	-
Cash and Cash equivalents	13.3		5,846	5,846	5,846	-	-
Cash		AC	2,668	2,668	2,668	-	-
Cash equivalents		FVR	3,178	3,178	3,178	-	-
Trade payables		AC	(11,551)	(11,551)	-	(11,551)	-
Financial liabilities	13.3		(36,638)	(35,121)	(27,681)	(7,432)	(8)
Financial debts		AC	(36,630)	(35,113)	(27,681)	(7,432)	-
Other		FVR	(8)	(8)	-	-	(8)
Derivatives (net amount)	13.8		1,069	1,069	-	1,069	-

The market value of the net financial debt carried by Orange was estimated at 31.5 billion euros at December 31, 2021, for a book value of 24.3 billion euros.

			December 31, 2021
(in millions of euros)	Note	Classification under IFRS 9	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables		AC	6,040	6,040	-	6,040	-
Financial assets	13.7		3,291	3,291	55	2,859	377
Equity securities		FVOCI	432	432	55	-	377
Equity securities		FVR	203	203	-	203	-
Investments at fair value		FVR	2,266	2,266	-	2,266	-
Cash collateral paid		FVR	27	27	-	27	-
Financial assets at amortized cost		AC	363	363	-	363	-
Cash and Cash equivalents	13.3		8,188	8,188	8,188	-	-
Cash		AC	2,709	2,709	2,709	-	-
Cash equivalents		FVR	5,479	5,479	5,479	-	-
Trade payables		AC	(11,163)	(11,163)	-	(11,163)	-
Financial liabilities	13.3		(35,348)	(42,534)	(33,058)	(9,466)	(9)
Financial debts		AC	(35,339)	(42,524)	(33,058)	(9,466)	-
Other		FVR	(9)	(9)	-	-	(9)
Derivatives (net amount)	13.8		405	405	-	405	-

Accounting policies

The fair values of financial assets and liabilities in the statement of financial position have been classified based on three hierarchy levels:

−     level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

−     level 2: inputs that are observable for the asset or liability, either directly or indirectly;

−     level 3: unobservable inputs for the asset or liability.

The fair value of the financial assets at fair value through other comprehensive income ("FVOCI" and "FVOCIR") is the quoted price at year-end for listed securities and, for non-listed securities, uses a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, shareholders’ agreement, discounted future cash flows).

For financial assets at amortized cost ("AC"), the Group considers that the carrying value of cash, trade receivables and various deposits provides a reasonable approximation of fair value, due to the high liquidity of these items.

Among financial assets at fair value through profit or loss ("FVR"), with respect to very short-term investments such as deposits, deposit certificates, commercial paper or negotiable debt securities, the Group considers that the par value of the investment and any related accrued interest represent a reasonable approximation of fair value.

The fair value of UCITS is the latest net asset value.

The fair value of equity securities is the quoted price at year-end for listed securities and, for non-listed securities, uses a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, shareholders’ agreement, discounted future cash flows).

For financial liabilities at amortized cost ("AC") the fair value of financial liabilities is determined using:

−     the quoted price for listed instruments (a detailed analysis is performed in the case of a material decrease in liquidity to evidence whether the observed price corresponds to the fair value; otherwise the quoted price is adjusted);

−     the present value of estimated future cash flows, discounted using rates observed by the Group at the end of the period for other instruments. The results calculated using the internal valuation model are systematically benchmarked with the values provided by Bloomberg.

The Group considers the carrying value of trade payables and deposits received from customers to be a reasonable approximation of fair value, due to the high liquidity of these items.

The fair value of long-term trade payables is the value of future cash flows discounted at the interest rates observed by the Group at the end of the period.

Financial liabilities at fair value through profit or loss ("FVR") mainly concern firm or contingent commitments to purchase non-controlling interests. Their fair value is measured in accordance with the provisions of the contractual agreements. When the commitment is based on a fixed price, a discounted value is retained.

The fair value of derivatives, mostly traded over the counter, is determined using the present value of estimated future cash flows, discounted using the interest rates observed by the Group at the end of the period. The results calculated using the internal valuation model are consistently benchmarked with the values provided by bank counterparties and Bloomberg.

When there are no reliable market data which identify the probability of default, the CVA (credit value adjustment) and the DVA (debit value adjustment) are measured based on historical default charts and CDS (credit default swap) trends. Counterparty credit risk and the Group’s own specific default risk are also continuously monitored based on the monitoring of debt security credit spreads on the secondary market and other market information. Given the implementation of collateralization, and based on counterparty policies and the management of the indebtedness and liquidity risk described in Note 14, CVA and DVA estimates are not material compared with the measurement of the related financial instruments.

Note 15      Equity

At December 31, 2023, Orange SA’s share capital, based on the number of issued shares at this date, amounted to 10,640,226,396 euros, divided into 2,660,056,599 ordinary shares with a par value of 4 euros each.

At December 31, 2023, the share capital and voting rights of Orange SA broke down as follows:

Breakdown of share capital                         Breakdown of voting rights

Float	State, directly or in concert with Bpifrance Participations

Treasury shares	Employees of the Group under the Group Savings Plan or in registered form

15.1     Changes in share capital

No new shares were issued during the 2023 fiscal year.

15.2     Treasury shares

As authorized by the Shareholders' Meeting of May 23, 2023, the Board of Directors instituted a new Share Buyback Program (the 2023 Buyback Program) and canceled the 2022 Buyback Program, with immediate effect. This authorization is granted for a period of 18 months from the aforementioned Shareholders' Meeting. The 2023 Buyback Program is described in the Orange Universal Registration Document (URD) filed with the French Financial Markets Authority (Autorité des marchés financiers - AMF) on March 29,  2023.

(in number of shares)	December 31, 2023	December 31, 2022	December 31, 2021
Free share award plans(1)	1,664,145	1,285,171	2,009,500
Liquidity contract	764,998	680,000	-
Total treasury shares	2,429,143	1,965,171	2,009,500

(1) During the fiscal year 2021, Orange bought back and delivered treasury shares to the beneficiaries of the Together 2021 Employee Shareholding Plan. At the same time, Orange repurchased shares mainly under the Long-Term Incentive Plans (LTIP) (see Note 6.3).

Accounting policies

Treasury shares are recorded as a deduction from equity, at acquisition cost. Gains and losses arising from the sale of treasury shares are recognized in consolidated reserves, net of tax.

15.3     Dividends

Full Year	Approved by	Description	Dividend per share (in euro)	Payout date	Payment method	Total (in millions of euros)
2023	Board of Directors Meeting on July 25, 2023	2023 interim dividend	0.30	December 6, 2023	Cash	798
	Shareholders' Meeting on May 23, 2023	Balance for 2022	0.40	June 7, 2023	Cash	1,064
Total dividends paid in 2023						1,862
2022	Board of Directors Meeting on July 27, 2022	2022 interim dividend	0.30	December 7, 2022	Cash	797
	Shareholders' Meeting on May 19, 2022	Balance for 2021	0.40	June 9, 2022	Cash	1,063
Total dividends paid in 2022						1,861
2021	Board of Directors Meeting on July 28, 2021	2021 interim dividend	0.30	December 15, 2021	Cash	797
	Shareholders' Meeting on May 18, 2021	Balance for 2020	0.50	June 17, 2021	Cash	1,330
Total dividends paid in 2021						2,127
2020	Board of Directors Meeting on October 28, 2020	2020 interim dividend	0.40	December 9, 2020	Cash	1,064
	Shareholders' Meeting on May 19, 2020	Balance for 2019	0.20	June 4, 2020	Cash	532
Total dividends paid in 2020						1,595

The amount available to provide a return to shareholders in the form of dividends is calculated on the basis of the total net income and retained earnings, under French GAAP, of the entity Orange SA, the Group’s parent company.

15.4     Subordinated notes

Nominal value of subordinated notes

Issues and repurchases of subordinated notes are presented below:

Initial issue date	Initial nominal value	Initial nominal value	Initial currency	Rate	December 31, 2021	Issue Redemption	December 31, 2022	Issue Redemption	December 31, 2023	Residual nominal value
	(in millions of currency)	(in millions of euros)			(in millions of euros)		(in millions of euros)		(in millions of euros)	(in millions of euros)
2/7/2014	1,000	1,000	EUR	5.25%	1,000	-	1,000	(1,000)	-	-
10/1/2014	1,250	1,250	EUR	5.00%	1,250	-	1,250	-	1,250	1,250
10/1/2014	600	771	GBP	5.75%	547	(547)	-	-	-	-
4/15/2019	1,000	1,000	EUR	2.38%	1,000	-	1,000	-	1,000	1,000
9/19/2019	500	500	EUR	1.75%	500	-	500	-	500	500
10/15/2020	700	700	EUR	1.75%	700	-	700	-	700	700
5/11/2021	500	500	EUR	1.38%	500	-	500	-	500	500
4/18/2023	1,000	1,000	EUR	5.38%	-	-	-	1,000	1,000	1,000
Issues and purchases of subordinated notes					5,497	(547)	4,950	-	4,950

All notes, listed on Euronext Paris, are deeply subordinated notes (senior compared to ordinary shares) i.e. : the holders will only be remunerated (whether for the nominal, interest or any other amount) after all other creditors, including holders of participating loans and securities, simply subordinated or not, representing a claim on Orange.

At each interest payment date, remuneration may be either paid or deferred, at the option of the issuer. Deferred coupons are capitalized and become due and payable in full under certain circumstances defined contractually and under the control of Orange.

Gains (losses) on disposal, premiums and issuance costs related to issues/repurchases of subordinated notes are presented under "reserves" in equity.

The Group understands that some rating agencies assign an "equity" component from 0 to 50% to capital instruments.

Issues and purchases of subordinated notes

−     On February 7, 2014, as part of its EMTN (Euro Medium Term Notes) program, Orange issued the equivalent of 2.8 billion euros of deeply subordinated notes, in euros and in pounds sterling, in three tranches:

-     1 billion euros with a fixed annual coupon of 4.25% (tranche repurchased in 2019);

-     1 billion euros with a fixed annual coupon of 5.25%; and

-     650 million pounds sterling (782 million euros at the ECB fixing price on the issue date), with a fixed annual coupon of 5.875% (tranche repurchased in 2020 and 2021).

A revision of interest rates based on market conditions was provided for contractually on each call option exercise date. Orange had a call option on each of these tranches respectively from February 7, 2020, February 7, 2024, and February 7, 2022 and upon the occurrence of certain contractually defined events.

Step-up clauses provide for coupon adjustments of 0.25% in 2025 and an additional 0.75% in 2040 for the first tranche, 0.25% in 2024 and an additional 0.75% in 2044 for the second tranche, and 0.25% in 2027 and an additional 0.75% in 2042 for the third tranche.

This issuance was the subject of a prospectus approved by the AMF (visa no. 14-036).

On April 5, 2023, Orange launched an offer to repurchase the entire existing second and final tranche. On April 18, 2023, following this offer, the Group was able to repurchase 802 million euros of these subordinated notes. The nominal amount remaining in circulation after this repurchase amounts to 198 million euros. On December 13, 2023, Orange announced its intention to exercise its option on February 7, 2024 to repurchase the remaining outstanding amount of 198 million euros. As a result, the remaining outstanding amount was reclassified to current financial liabilities at December 31, 2023.

−     On October 1, 2014, as part of its EMTN program, Orange issued the equivalent of 3 billion euros of deeply subordinated notes, in euros and pounds sterling, in three tranches:

-     1 billion euros with a fixed annual coupon of 4% (entire tranche repurchased in 2019 and 2021);

-     1.25 billion euros with a fixed annual coupon of 5%; and

-     600 million pounds sterling (771 million euros at the ECB fixing price on the issue date), with a fixed annual coupon of 5.75%.

A revision of interest rates based on market conditions is provided for contractually on each call option exercise date. Orange has a call option on each of these tranches respectively from October 1, 2021, October 1, 2026, and April 1, 2023 and upon the occurrence of certain contractually defined events.

Step-up clauses provide for coupon adjustments of 0.25% in 2026 and an additional 0.75% in 2041 for the first tranche, 0.25% in 2026 and an additional 0.75% in 2046 for the second tranche, and 0.25% in 2028 and an additional 0.75% in 2043 for the third tranche.

This issuance was the subject of a prospectus approved by the AMF (visa no. 14-525).

Successive repurchases were carried out on the third and last tranche in 2020 and 2021.

On November 21, 2022, Orange launched a final repurchase offer on this tranche, for the remaining 426 million pounds sterling (historical cost of 547 million euros). On November 30, 2022, following this offer, the Group repurchased 387 million pounds sterling of these subordinated notes (historical value of 496 million euros). The nominal amount remaining after this purchase, i.e. 39 million pounds sterling (historical value of 50 million euros), represented less than 10% of the initial nominal amount. In accordance with the agreement, this allowed Orange to announce on December 1, 2022 its intention to exercise its early redemption option on the remaining amount outstanding on January 17, 2023. Accordingly, the remaining amount outstanding of these subordinated notes in pounds sterling was reclassified to current financial liabilities at December 31, 2022 (the repurchase having taken place on January 17, 2023).

−     On April 15, 2019, as part of its EMTN program, Orange issued the equivalent of 1 billion euros of deeply subordinated notes.

A revision of interest rates based on market conditions is provided for contractually on each call option exercise date. Orange has a call option on this tranche from April 15, 2025 (first date for the revision of the rates of the tranche in question) and upon the occurrence of certain contractually defined events.

Step-up clauses provide for a coupon adjustment of 0.25% in 2030 and an additional 0.75% in 2045.

This issuance was the subject of a prospectus approved by the AMF (visa no. 19-152).

−     On September 19, 2019, as part of its EMTN program, Orange issued the equivalent of 500 million euros of deeply subordinated notes.

A revision of interest rates based on market conditions is provided for contractually on each call option exercise date. Orange has a call option on this tranche from March 19, 2027 (first date for the revision of the rates of the tranche in question) and upon the occurrence of certain contractually defined events.

Step-up clauses provide for a coupon adjustment of 0.25% in 2032 and an additional 0.75% in 2047.

This issuance was the subject of a prospectus approved by the AMF (visa no. 19-442).

−     On October 15, 2020, as part of its EMTN program, Orange issued the equivalent of 700 million euros of deeply subordinated notes.

A revision of interest rates based on market conditions is provided for contractually from October 15, 2028. Orange has a call option on this tranche from July 15, 2028 (first date for the revision of the rates of the tranche in question) and upon the occurrence of certain contractually defined events.

Step-up clauses provide for a coupon adjustment of 0.25% in 2033 and an additional 0.75% in 2048.

This issuance of subordinated notes was the subject of a prospectus approved by the AMF (visa no. 20-509).

−     On May 11, 2021, as part of its EMTN program, Orange issued the equivalent of 500 million euros of deeply subordinated notes with a coupon of 1.375% until the first adjustment date.

A revision of interest rates based on market conditions is provided for contractually from May 11, 2029.

Step-up clauses provide for a coupon adjustment of 0.25% in 2034 and an additional 1.00% in 2049.

Orange has a call option on this tranche from May 11, 2029 (first date for the revision of the rates of the tranche in question) and upon the occurrence of certain contractually defined events.

This issuance of subordinated notes was the subject of a prospectus approved by the AMF on May 7, 2021 (visa no. 21-141).

−     On April 18, 2023, as part of its EMTN program, Orange issued 1 billion euros of subordinated notes with an annual fixed coupon of 5.375%.

A revision of interest rates based on market conditions is provided for contractually from 2030.

Orange has a call option on this tranche from January 18, 2030 and upon the occurrence of certain contractually defined events.

Step-up clauses provide for a coupon adjustment of 0.25% from 2035 and an additional 0.75% from 2050.

This issuance of subordinated notes was the subject of a prospectus approved by the AMF (visa no. 23-094).

The amount presented in the "subordinated notes" column of the consolidated statements of changes in shareholders’ equity of 4,950 million euros corresponds to the nominal amount recorded at historical value (the bonds denominated in pounds sterling have been fully repaid in early 2023).

Subordinated notes remuneration

The remuneration of holders is recorded in equity five working days before the annual payment date, unless Orange exercises its right to defer the payment.

The tax impact relating to the remuneration of subordinated notes is recorded through profit or loss in the period.

Since their issuance, Orange has not exercised its right to defer the coupon payments related to subordinated notes.

The remuneration of subordinated notes is as follows:

					2023		2022		2021
Initial issue date	Initial nominal value (in millions of currency)	Initial nominal value (in millions of euros)	Initial currency	Rate	(in millions of currency)	(in millions of euros)	(in millions of currency)	(in millions of euros)	(in millions of currency)	(in millions of euros)
2/7/2014	1,000	1,000	EUR	5.25%	(71)	(71)	(53)	(53)	(53)	(53)
2/7/2014	650	782	GBP	5.88%	-	-	-	-	(32)	(36)
10/1/2014	1,000	1,000	EUR	4.00%	-	-	-	-	(3)	(3)
10/1/2014	1,250	1,250	EUR	5.00%	(63)	(63)	(63)	(63)	(63)	(63)
10/1/2014	600	771	GBP	5.75%	-	-	(41)	(49)	(33)	(38)
4/15/2019	1,000	1,000	EUR	2.38%	(24)	(24)	(24)	(24)	(24)	(24)
9/19/2019	500	500	EUR	1.75%	(9)	(9)	(9)	(9)	(9)	(9)
10/15/2020	700	700	EUR	1.75%	(12)	(12)	(12)	(12)	(12)	(12)
5/11/2021	500	500	EUR	1.38%	(7)	(7)	(7)	(7)	-	-
4/18/2023	1,000	1,000	EUR	5.38%	-	-	-	-	-	-
Subordinated notes remuneration classified in equity						(185)		(215)		(238)
Coupons on subordinated notes reclassified as short-term borrowings						8		2		-
Subordinated notes remuneration paid						(177)		(213)		(238)

The tax effects from the conversion of subordinated notes whose par value is denominated in pounds sterling, and from the gains and losses on disposal, premiums and issuance costs on subordinated notes that have been refinanced, are presented under "other movements" in the consolidated statement of changes in shareholders’ equity and amounted to 6 million euros in 2023, (2) million euros in 2022 and 29 million euros in 2021.

Accounting policies

Subordinated notes

The Group issued subordinated notes in several tranches.

These instruments have no maturity and the coupon settlement may be deferred at the option of the issuer. They are booked in equity.

As equity instruments are recognized at historical value, the tranche denominated in foreign currency is never remeasured. Where appropriate, a translation adjustment impact is booked in equity when a call option is exercised.

The remuneration of holders is recorded directly in equity at the time of the decision to pay the coupons.

The tax impact related to the remuneration is accounted for through profit or loss, and that related to the remeasurement of the foreign currency portion is accounted for in equity.

Equity component of perpetual bonds redeemable for shares (TDIRAs) (see Note 13.4)

The equity component is determined as the difference between the fair value of the instrument taken as a whole and the fair value of the debt component. The equity component thus determined and recognized at inception is not subsequently re-measured and remains in equity, even when the instrument is extinguished.

15.5     Translation adjustments

(in millions of euros)	2023	2022	2021
Gain (loss) recognized in other comprehensive income during the period	(29)	(370)	196
Reclassification to net income for the period	1	(4)	4
Total translation adjustments in the consolidated statement of comprehensive income	(28)	(374)	200

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Polish zloty	799	603	645
Egyptian pound(1)	(872)	(730)	(444)
Slovak Koruna	220	220	220
Leone	(244)	(217)	(150)
Other	(190)	(134)	(155)
Total translation adjustments	(286)	(258)	116
o/w share attributable to the owners of the parent company	(526)	(455)	(96)
o/w share attributable to non-controlling interests	240	198	211

(1) Includes the effects of the devaluation of the Egyptian pound in the 2022 and 2023 fiscal years.

Accounting policies

The functional currency of foreign operations located outside the euro area is generally the local currency, unless the major cash flows are made with reference to another currency (such as the Orange Romania - euros and in the Democratic Republic of the Congo - American dollars).

The financial statements of foreign operations whose functional currency is neither the euro nor the currency of a hyper-inflationary economy are translated into euros (the Group’s presentation currency) as follows:

−     assets and liabilities are translated at the year-end rate;

−     items in the income statement are translated at the average rate for the period;

−     the translation adjustment resulting from the use of these different rates is included in other comprehensive income.

Translation adjustments are reclassified to profit or loss when the entity disposes or partially disposes (loss of control, loss of joint control, loss of significant influence) of its interest in a foreign operation through the sale, liquidation, repayment of capital or discontinuation of all, or part of, that activity. The decrease in the carrying value of a foreign operation, either due to its own losses or because of the recognition of an impairment loss, does not result in a reclassification through profit or loss of the accumulated translation adjustments.

Reclassification of translation adjustments is presented in profit or loss within:

−     net income of discontinued operations, when a line of business or major geographical area is disposed of;

−     gains (losses) on disposal of fixed assets, investments and activities, when other businesses are disposed of.

15.6     Non-controlling interests

The data presented below concern all entities of the following groups:

(in millions of euros)	2023	2022	2021
Credit part of net income attributable to non-controlling interests (a)	518	509	577
o/w Sonatel and its subsidiaries	320	269	243
o/w Orange Polska and its subsidiaries	73	94	222
o/w Orange Côte d'Ivoire and its subsidiaries	48	50	53
o/w Médi Telecom and its subsidiaries	33	33	19
o/w Jordan Telecom and its subsidiaries	28	29	16
o/w Orange Belgium and its subsidiaries	-	20	12
Debit part of net income attributable to non-controlling interests (b)	(67)	(38)	(33)
o/w Orange Romania and its subsidiaries	(48)	(33)	-
o/w Orange Belgium and its subsidiaries	(15)	-	-
o/w Orange Bank and its subsidiaries	-	-	(22)
Total part of net income attributable to non-controlling interests (a) + (b)	451	471	545
Credit part of comprehensive income attributable to non-controlling interests (a)	540	524	612
o/w Sonatel and its subsidiaries	307	263	263
o/w Orange Polska and its subsidiaries	114	114	215
o/w Orange Côte d'Ivoire and its subsidiaries	47	52	55
o/w Médi Telecom and its subsidiaries	36	24	23
o/w Jordan Telecom and its subsidiaries	21	39	27
o/w Orange Belgium and its subsidiaries	-	19	13
Debit part of comprehensive income attributable to non-controlling interests (b)	(70)	(37)	(31)
o/w Orange Romania and its subsidiaries	(51)	(31)	-
o/w Orange Belgium and its subsidiaries	(16)	-	-
o/w Orange Bank and its subsidiaries	-	-	(22)
Total part of comprehensive income attributable to non-controlling interests (a) + (b)	470	487	580

(in millions of euros)	2023	2022	2021
Dividends paid to non-controlling interests	381	328	218
o/w Sonatel and its subsidiaries	208	185	166
o/w Orange Côte d'Ivoire and its subsidiaries	53	51	29
o/w Orange Polska and its subsidiaries	50	35	-
o/w Médi Telecom and its subsidiaries	34	33	-
o/w Jordan Telecom and its subsidiaries	25	18	11
o/w Orange Belgium and its subsidiaries	-	-	7

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Credit part of equity attributable to non-controlling interests (a)	3,285	3,183	3,030
o/w Orange Polska and its subsidiaries	1,313	1,250	1,170
o/w Sonatel and its subsidiaries	1,008	907	826
o/w Orange Côte d'Ivoire and its subsidiaries	247	253	257
o/w Jordan Telecom and its subsidiaries	189	193	171
o/w Orange Romania and its subsidiaries	163	217	267
o/w Orange Belgium and its subsidiaries	149	155	138
o/w Médi Telecom and its subsidiaries	142	140	148
Debit part of equity attributable to non-controlling interests (b)	(11)	(11)	(10)
Total equity attributable to non-controlling interests (a) + (b)	3,274	3,172	3,020

Accounting policies

Commitments to purchase non-controlling interests ("put options")

When the Group grants firm or contingent commitments to purchase holdings from non-controlling shareholders, the carrying value of the non-controlling interests is reclassified to financial debt.

When the amount of the commitment exceeds the amount of the non-controlling interests, the difference is recorded as a reduction in equity attributable to the owners of the parent company. Financial debt is remeasured at each reporting period end in accordance with the contractual arrangements (at fair value or at present value if fixed price) and, in the absence of any guidance provided by IFRS, with a counterparty in net finance costs.

Non-controlling interests that are debtors

Total comprehensive income of a subsidiary is attributed to the owners of the parent company and to the non-controlling interests. In accordance with IFRS 10, this can result in the non-controlling interests having a deficit balance.

Transactions with shareholders of a controlled entity

Each transaction with minority shareholders of an entity controlled by the Group, when not resulting in a loss of control, is accounted for as an equity transaction with no effect on consolidated comprehensive income.

15.7     Earnings per share

Net income

The Group net income used to calculate basic and diluted earnings per share is determined according to the following method:

(in millions of euros)	2023	2022	2021
Net income - basic	2,440	2,146	233
Effect of subordinated notes	(175)	(200)	(225)
Net income attributable to the owners of the parent company - basic (adjusted)	2,265	1,946	8
Impact of dilutive instruments on net income:
TDIRA	-	12	-
Net income attributable to the owners of the parent company - diluted	2,265	1,957	8

Number of shares

The weighted average number of shares used to calculate the basic and diluted earnings per share is presented below:

(number of shares)	2023	2022	2021
Weighted average number of ordinary shares outstanding	2,659,184,216	2,658,328,369	2,656,981,542
Impact of dilutive instruments on number of ordinary shares:
TDIRA	-	27,269,551	-
Free share award plans (LTIP)	1,336,982	1,233,198	776,743
Weighted average number of shares outstanding - diluted	2,660,521,198	2,686,831,119	2,657,758,285

The average market price of the Orange share is higher than the fair value adopted under the free share award plans for all periods presented (see Note 6.3). The number of shares corresponding to this difference was thus dilutive at the reporting date of the periods presented.

At December 31, 2023 (as at December 31, 2021), the TDIRAs are not included in the calculation of diluted net earnings per share since they are anti-dilutive.

Earnings per share

(in euros)	2023	2022	2021
Earning per share - basic	0.85	0.73	0.00
Earning per share - diluted	0.85	0.73	0.00

Accounting policies

Earnings per share

The Group discloses both basic earnings per share and diluted earnings per share for continuing operations and discontinued operations:

−     basic earnings per share are calculated by dividing net income for the year attributable to the shareholders of the Group, after deduction of the remuneration net of the tax to holders of subordinated notes, by the weighted average number of ordinary shares outstanding during the period;

−     diluted earnings per share are calculated based on the same net income, adjusted for the finance cost of dilutive debt instruments, net of the related tax effect. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary shares of potentially dilutive instruments outstanding during the period. These instruments are considered dilutive when they have the effect of reducing earnings per share of continuing operations.

When basic earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of a capital increase at a price lower than the market price, and in order to ensure comparability of the reporting periods shown, the weighted average numbers of shares outstanding in current and previous periods are adjusted. Treasury shares owned, which are deducted from the consolidated equity, do not enter into the calculation of earnings per share.

Note 16      Unrecognized contractual commitments (telecom activities)

Only the contractual commitments and off-balance sheet commitments of the entities controlled by the Group are presented below.

At December 31, 2023, Orange is not aware of having entered into any commitment that may have a material effect on its current or future financial position, other than the commitments mentioned in this note.

16.1     Operating activities commitments

(in millions of euros)	Total	Less than one year	From one to five years	More than five years
Operating activities commitments	9,220	3,692	3,291	2,237
Operating leases commitments	228	94	93	41
Handsets purchase commitments	1,353	1,334	15	4
Transmission capacity purchase commitments	1,397	232	465	699
Other goods and services purchase commitments	3,918	1,241	1,691	985
Investment commitments	878	417	443	17
Public Initiative Networks commitments(1)	61	10	19	32
Guarantees granted to third parties in the ordinary course of business	1,386	363	565	459

(1)  Including unrecognized contractual commitments carried by Orange SA in the context of the deployment of the High and Very High Speed network in France. The unrecognized contractual commitments relating to Orange Concessions' group are presented in Note 11.3.

Lease commitments

Lease commitments include property leases relating to contracts for which the underlying asset will be available after December° 31, 2023 and leases for which the Group applies the exemptions allowed by IFRS 16 (see Note 9).

(in millions of euros)	Minimum future lease payments
Property lease commitments	152
o/w technical activities	51
o/w shops/offices activities	101

Maturities are set forth below:

(in millions of euros)	Minimum future lease payments	Less than one year	Between one and two years	Between two and three years	Between three and four years	Between four and five years	More than five years
Property lease commitments	152	45	25	16	19	10	37

Lease commitments correspond to the outstanding minimum future lease payments until the normal date of renewal of the leases or the earliest possible termination date.

Property lease commitments in France represent 40% of all property lease commitments.

Handsets purchase commitments

Handsets purchase commitments amount to 1,353 million euros at December 31, 2023 and correspond mainly to the balance of commitments relating to contracts signed in 2021 and spread over a 3 years period.

Transmission capacity purchase commitments

Transmission capacity purchase commitments at December 31, 2023 represent 1,397 million euros. They include an agreement on the use of an FTTH network in Spain for 819 million euros and 327 million euros for the provision of satellite transmission capacity (the maturity of these commitments extends until 2040, depending on the contracts).

Other purchase commitments for goods and services

The Group’s other purchase commitments for goods and services mainly relate to network operation and maintenance.

At December 31, 2023, these commitments include:

−     energy purchase commitments for an amount of 927 million euros;

−     commitments relating to co-financed and leased lines for an amount of 255 million euros;

−     the purchase of broadcasting rights for an amount of 360 million euros;

−     hosting services for active equipment for mobile sites under a "built-to-suit" agreement for an amount of 413 million euros;

−     site management service contracts ("TowerCos") signed in Africa: these commitments represent an amount of 269 million euros;

−     the maintenance of submarine cable for which Orange has joint ownership or user rights, for an amount of 212 million euros;

−     network maintenance for an amount of 191 million euros;

−     commitments to partners in the field of sports for an amount of 82 million euros.

Investment commitments

At the end of December 2023, investment commitments amount to 878 million euros.

In addition of commitments expressed in monetary terms, the Group has made commitments to national regulatory authorities, such as ensuring a certain coverage of the population by its fixed and mobile networks, particularly in connection with the assignment of licenses and in respect of quality of service. These commitments will require capital expenditure in future years to roll out and enhance the networks. They are not shown in the above statement of commitments related to operating activities if they have not been expressed in monetary terms, which is usually the case. The Group has accordingly agreed to meet the following conditions:

In France:

−     Orange and the French Government announced on November 7, 2023 that they had reached a new agreement on the widespread roll-out of fiber optic by 2025. In the AMII (Appel à manifestation intention d'investissement - call for expression of investment interest) zone, this new roll-out commitment will replace the 2022 milestone of the L.33-13 commitments (i.e. the second milestone of the commitments made in 2018). This proposal is based on the following elements:

-       by 2025, 1,120,000 premises in the entire AMII zone will be made connectable (which would represent 98.5% of connectable premises, including cases of blockage/refusal),

-       by 2024, 140,000 premises within the perimeter of 55 inter-municipality cooperation zones with the lowest FTTH coverage.

In addition, a government order incorporating the terms of Orange’s commitment could be published following an advisory opinion from Arcep (Autorité de Régulation des Communications Electroniques, des Postes et de la Distribution de la Presse - the French Electronic Communications, Postal and Print Media Distribution Regulatory Authority), and may entail additional obligations.

−     when Arcep awarded several spectrum blocks in the 700 MHz and 3.5 GHz bands for the territories of Réunion and Mayotte in 2022:

-       a network coverage obligation of 7 predefined zones by 2025;

-       an obligation to provide two sites by 2024.

−     the obligations included in the authorization to use 5G spectrum in mainland France in the 3.4-3.8 GHz band issued to Orange on November 12, 2020 are as follows:

-       the roll-out of sites (3,000 sites by the end of 2022, 8,000 sites by the end of 2024 and 10,500 sites by the end of 2025), 25% of which must be located in rural areas or industrial areas outside of very densely populated areas;

-       widespread availability of a 5G service at all sites by the end of 2030, an obligation that may be met either with the 3.4-3.8 GHz band or another band;

-       the provision of a speed of at least 240 Mbits/s per segment from 75% of sites by the end of 2022, 85% of sites by the end of 2024, 90% of sites by the end of 2025 and 100% of sites by the end of 2030;

-       coverage of the main highways by the end of 2025 and major roads by the end of 2027;

-       the provision of differentiated services and the activation of the IPv6 (Internet Protocol version 6) network protocol.

In addition, the commitments made by Orange to participate in the first stage of the procedure, which enabled it to obtain 50 MHz at a reserve price, became obligations in the authorization issued:

-       from the end of 2023, Orange will have to provide a fixed offer from sites using the 3.5 GHz band and a fixed offer to cover premises that benefit from fixed-access radio network services;

-       Orange will have to meet reasonable requests for the provision of services from private sector companies and public sector structures, provide indoor coverage, offer hosting for mobile virtual network operators (MVNOs) and be transparent about network failures and planned roll-outs.

−     In 2018, pursuant to the provisions of Article L.33-13 of the French Postal and Electronic Communications Code regarding coverage in sparsely populated areas, Orange committed to:

-     ensuring that within its FTTH roll-out scope in the AMII area, and unless refused by third parties, 100% of homes and professional premises would have access to FTTH sales offers by the end of 2020 (including a maximum 8% of premises connectable on demand) and that 100% of homes and professional premises would be made connectable by the end of 2022. Subsequent to an opinion from Arcep, these proposals were accepted by the government in July 2018;

-     outside of the AMII area, Orange proposed that it make roll-out commitments as part of AMEL (Appel à manifestation d’engagements locaux - Call for Local Commitments) procedures in the Vienne, Haute-Vienne, Deux-Sèvres and Lot-et-Garonne departments.

−     on January 14, 2018, the Orange group and the other French mobile operators signed an agreement (the "New Deal") to ensure better mobile coverage of the French mainland and particularly rural areas. This agreement includes enhanced coverage obligations, which are included for the 2018-2021 period in our existing licenses in the 900 MHz, 1,800 MHz and 2,100 MHz bands, and for the post-2021 period in the new 900 MHz, 1,800 MHz and 2,100 MHz licenses awarded on November 15, 2018:

-     targeted programs for the improvement of coverage, with the coverage of 5,000 areas per operator by 2029;

-     the widespread roll-out of 4G by the end of 2020 on almost all existing mobile sites;

-     acceleration of the coverage of transportation routes, ensuring that the main roads and railways have 4G coverage;

-     the supply of a fixed 4G service and the extension of the service to 500 additional sites upon request from the government by 2020;

-     the widespread provision of telephone coverage indoors, proposing voice over Wi-Fi, SMS over Wi-Fi offers and on-demand offers involving the indoor coverage of buildings;

-     improved reception quality across France, particularly in rural areas, with good coverage (according to Arcep Decision No. 2016-1678 relating to publications providing information on mobile coverage) by 2024-2027.

−     in 2015, in France, when the spectrum in the 700 MHz band was allocated:

-     coverage obligations in "priority roll-out areas" (40% of the country within 5 years, 92% within 12 years and 97.7% within 15 years) and in "white areas" (100% within 12 years), at the level of priority main roads (100% within 15 years) and at the level of the national rail network (60% within 7 years, 80% within 12 years and 90% within 15 years).

−     in 2011, in France, when the spectrum in the 2.6 GHz and 800 MHz bands was allocated:

-     an optional commitment to host mobile virtual network operators (MVNOs) on certain technical and pricing terms under Full MVNO schemes;

-     a coverage obligation for mobile access with theoretical maximum download speeds of at least 60 Mbits/s per user (25% of the country within 4 years and 75% within 12 years for the 2.6 GHz band; 98% of the country within 12 years and 99.6% within 15 years for the 800 MHz band) which can be met by using both the allocated spectrum and other spectrum;

-     for the 800 MHz band, specifically: a coverage obligation in priority areas (40% of the country within 5 years, 90% within 10 years) with no obligation to provide roaming services, a coverage obligation in each department (90% within 12 years, 95% within 15 years) and an obligation to pool resources in communities covered by the "white area" program.

In Europe:

−     when a 5G license in the 3.4-3.8 GHz band was awarded in Poland in 2023:

-     an obligation to build 3,800 network stations within 4 years;

-     an obligation to offer 5G services in towns with fewer than 80,000 inhabitants by building stations in these municipalities based on the size of the population;

-     coverage and network quality obligations to be met within a period of 7 years.

−     when a 4G license was awarded in the 2,100 MHz band in Poland in 2022, a coverage obligation of 20% of the population with a minimum speed of 144 kbits/s.

−     when licenses were awarded in the 700, 900, 1,800 and 2,100 MHz bands in Belgium in 2022:

-     a network coverage obligation of the population with an outdoor download quality of service of 6 Mbits/s (70% within one year, 99.5% within 2 years and 99.8% within 6 years);

-     a coverage obligation for 15 railway lines with a minimum speed of 10 Mbits/s for 98% of locations by the end of 2024.

−     when two spectrum blocks were awarded in the 700 MHz band and one block in the 3.4-3.8 GHz band in Romania in 2022:

-     a network coverage obligation of 95% in 80 municipalities classified as "white areas" (60 municipalities within 4 years and 80 within 6 years);

-     an indoor network coverage obligation of 70% of the population with a minimum speed of 92 kbits/s in rural areas and 85 kbits/s in urban areas within 6 years;

-     a network coverage obligation of 95% of the modern railway network and highways including new projects under construction (85% within 4 years and 95% within 6 years);

-     a network coverage obligation of 85% of international airports with a minimum speed of 100 Mbits/s within 2 years;

-     an obligation to develop network stations allowing a minimum network speed of 100 Mbits/s nationwide (including 200 stations to be built in Bucharest within 2 years, 500 stations to be built outside Bucharest within 2 years, 1,200 stations to be built outside Bucharest within 4 years and 1,800 stations to be built outside Bucharest within 8 years).

−     in 2021 in Spain, when the two license blocks in the 700 MHz band were allocated:

-     a network coverage obligation of municipalities with a population of more than 50,000 (30% in one year, 70% in 3 years and 100% in 4 years);

-     network coverage obligation of airports, ports, railway stations and main roads for municipalities with more than 50,000 inhabitants by the end of 2025.

−     when a 5G license in the 700 MHz band was awarded in Slovakia in 2020:

-     an obligation to provide 5G services using a new radio access network within 2 years of the award;

-     a coverage obligation of 95% of the population of the regional capitals by the end of 2025, 90% of the population outside the regional capitals and 70% of the total population by the end of 2027.

In Africa & Middle East:

−     during the award of the 5G license in 2023 in Senegal, Sonatel made a commitment to:

-     cover the strategic areas within a period of 18 months and towns with more than 100,000 inhabitants and regional capitals within a period of 2 years;

-     roll-out 500 5G sites by 2026, 1,400 5G sites by 2030 and cover the 9 main trunk roads within a period of 10 years (including five within 8 years).

−     when a 5G license in the 3,500 MHz band was awarded in Jordan in 2022, a coverage obligation of the main interests spots within 3 years, a coverage obligation of 50% of the population within 4 years and 75% within 9 years,

−     in 2020, in Burkina Faso, when the 4G license was granted and the 2G and 3G licenses renewed, a coverage obligation of 60 new localities over 8 years and main roads over 6 years,

−     in 2016, in Egypt, when the 4G license was granted, a coverage obligation of 4G for 11% of the population in 1 year, 42.5% in 4 years, 69.5% in 6 years and 70% in 10 years.

Non-compliance with these obligations could result in fines and other sanctions, ultimately including the withdrawal of licenses awarded. Management believes that the Group is able to fulfill these commitments to the government authorities.

Guarantees granted to third parties in the ordinary course of business

Commitments made by the Group to third parties in the ordinary course of business represent 1,386 million euros at December° 31, 2023. They include 736 million euros of performance guarantees granted to some of its B2B customers, in particular in the context of network security and remote access.

The amount of guarantees granted by the Group to third parties (financial institutions, partners, customers and government agencies) to cover the performance of the contractual obligations of non-consolidated entities is not material. Guarantees granted by the Group to cover the performance of the contractual obligations of the consolidated subsidiaries are not considered as unrecognized contractual commitments, as they would not increase the Group’s commitments by comparison with the underlying obligations of the consolidated subsidiaries.

16.2     Consolidation scope commitments

Asset and liability warranties granted in relation to disposals

Under the terms of disposal agreements between Group companies and the acquirers of certain assets, the Group is subject to warranty clauses relating to assets and liabilities. Nearly all material disposal agreements provide for caps on these warranties.

At December 31, 2023, the main warranties in effect are as follows:

−     fundamental warranties granted to the HIN consortium (made up of La Banque des Territoires, Caisse des Dépôts, CNP Assurances and EDF) in connection with the disposal of Orange Concessions (50% of the capital sold in 2021), expiring 3 years after the date of the transaction, and tax warranties expiring 60 days after the end of the statutory limitation periods;

−     warranties granted to the APG group in connection with the disposal of the FiberCo in Poland (50% of the capital sold in 2021), which will expire at the end of 18 months, with the exception of the tax and fundamental warranties, which will expire after 7 and 6 years, respectively;

−     miscellaneous standard warranties granted to buyers of real estate sold by the Group.

Orange believes that the risk of all these warranties being enforced is remote or that the potential consequences of their being enforced are not material with respect to the Group’s results and financial position.

Asset and liability warranties received in relation to acquisitions

Under the terms of acquisition agreements between Group companies and the transferors of certain assets, the Group has received warranty clauses relating to assets and liabilities. Nearly all material acquisition agreements provide for caps on these warranties.

At December 31, 2023, the main warranties in effect are as follows:

−     standard and specific capped warranties obtained from Hellenic Telecommunications Organization S.A. in connection with the acquisition of Telekom Romania Communications, which expired on March 31, 2023 (with respect to general representations and warranties) and will expire on September 30, 2028 (with respect to fundamental warranties). Some specific capped allowances have also been obtained, for up to 10 years;

−     standard and specific capped warranties obtained from Nethys in connection with the acquisition of VOO, which will expire on December 2, 2024 for the general representations and warranties and on June 2, 2028 for the fundamental warranties. Some specific capped allowances have also been obtained, for up to 7 years.

Orange believes that the risk of all these warranties being enforced is remote or that the potential consequences of their being enforced are not material with respect to the Group’s results and financial position.

Commitments relating to securities

Under the terms of agreements with third parties, Orange can make or receive commitments to purchase or to sell securities. The ongoing commitments at December 31, 2023 are not likely to have material impacts on the Group’s financial position.

Orange Tunisie

Under the terms of the shareholders’ agreement with Investec dated May 20, 2009, Orange has a call option giving it the right to purchase at market value 1% of the share capital of Orange Tunisie plus one share, subject to regulatory authorizations. If this option were exercised, Orange would take control of Orange Tunisie. Investec would then have the right to sell to Orange 15% of the share capital of Orange Tunisie at market value.

Orange Concessions

Under the terms of the shareholders' agreement signed on March 27, 2021, which became effective on November 3, 2021, with the HIN consortium (made up of La Banque des Territoires, Caisse des Dépôts, CNP Assurances and EDF), Orange has a call option that can be exercised in fiscal year 2026 enabling it to acquire at market value 1% of the voting rights of Orange Concessions, subject to the award of the authorizations.

FiberCo in Poland

Under the terms of the shareholders' agreement with APG Group signed on April 11, 2021, Orange has a call option that can be exercised from fiscal year 2027 giving it the right to purchase at market value 1% of the share capital of Światlowód Inwestycje Sp.z o.o., subject to the award of the authorizations.

16.3     Financing commitments

The Group’s main commitments related to financial payables are set out in Note 14.

Orange has pledged (or given as guarantees) certain investment securities and other assets to financial lending institutions or used them as collateral to cover bank loans and credit facilities.

Guarantees granted to some lenders to finance consolidated subsidiaries are not set out below.

Assets covered by commitments

The items presented below do not include the impact of the regulation on the transferability of the assets or the possibility of contractual restrictions in network asset sharing agreements.

At December 31, 2023 Orange had no material pledges on its subsidiaries’ securities.

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Assets held under leases	1,230	1,134	998
Non-current pledged, mortgaged or receivership assets (1)	2	20	21
Collateralized current assets	2	2	2
Total	1,233	1,157	1,021

(1)    Non-current pledged, mortgaged or receivership assets are shown excluding cash collateral deposits, which are presented in Note 13.

At December 31, 2023, non-current pledged or mortgaged assets comprise the following assets given as guarantees:

(in millions of euros)	Total in statement of financial position (a)	Amount of asset pledged, mortgaged or receivership (b)	Percentage (b)/(a)
Intangible assets, net (excluding goodwill)	15,074	-	-
Property, plant and equipment, net	33,184	2	0%
Non-current financial assets	1,036	-	-
Other (1)	35,085	-	-
Total	84,378	2	0%

(1)    This item mainly includes net goodwill, interests in associates, net deferred tax assets, non-current derivatives assets and rights-of-use.

Note 17      Mobile Financial Services activities

17.1     Financial assets and liabilities of Mobile Financial Services

The financial statements of Mobile Financial Services activities were put into the format of the Orange group’s Consolidated Financial Statements and therefore differ from a presentation that complies with the banking format.

In order to improve the readability of financial statements and to distinguish the performance of telecom activities from Mobile Financial Services activities performance, the notes on financial assets, liabilities and results are split to reflect these two business scopes.

Thus Note 13 presents the assets, liabilities and results specific to telecom activities and Note 17 focuses on the financial assets and liabilities of Mobile Financial Services, as its financial result is not material.

The following table reconciles the balances of assets and liabilities for each of these two scopes (intra-group transactions between telecom activities and Mobile Financial Services are not eliminated) with the consolidated statement of financial position at December 31, 2023.

(in millions of euros)	Orange Consolidated Financial Statements	o/w telecom activities	Note	o/w Mobile Financial Services	Note	o/w eliminations telecom activities / mobile financial services
Non-current financial assets related to Mobile Financial Services activities	297	-		297	17.1.1	-
Non-current financial assets	1,036	1,063	13.7	-		(27) (1)
Non-current derivatives assets	956	886	13.8	70	17.1.3	-
Current financial assets related to Mobile Financial Services activities	3,184	-		3,192	17.1.1	(7)
Current financial assets	2,713	2,713	13.7	-		-
Current derivatives assets	37	37	13.8	-	17.1.3	-
Cash and cash equivalents	5,618	5,504	13.8	113	17.1.3	-
Total	13,841	10,204	13.8	3,672	17.1.3	(35)
Non-current financial liabilities related to Mobile Financial Services activities	73	-		100	17.1.2	(27) (1)
Non-current financial liabilities	30,535	30,535	13.3	-		-
Non-current derivatives liabilities	225	205	13.8	19	17.1.3	-
Current financial liabilities related to Mobile Financial Services activities	3,073	-		3,073	17.1.2	-
Current financial liabilities	5,451	5,458	13.3	-		(7)
Current derivatives liabilities	40	40	13.8	-	17.1.3	-
Total	39,396	36,238		3,193		(35)

(1)    Loan granted by Orange SA to Orange Bank.

The Mobile Financial Services segment includes Orange Bank and other entities. As the contribution of other entities to the statement of financial position of Mobile Financial Services and therefore of the Group is not material, only Orange Bank data is presented in detail below.

Accounting policies

Since the concept of current or non-current does not exist in bank accounting, financial assets and liabilities related to loans and borrowings to customers or credit institutions (the ordinary activities of a bank) are classified as current for all periods presented.

With regard to other financial assets and liabilities, classification as current and non-current has been made in light of both the original intention of management and the nature of the assets and liabilities in question. For example, with regard to Orange Bank’s other financial assets, since investments are managed by portfolio, only the transaction portfolios (financial assets at fair value through profit or loss) have been recorded as current financial assets.

17.1.1      Financial assets related to Orange Bank transactions (excluding derivatives)

The financial assets related to the transactions of Orange Bank break down as follows:

(in millions of euros)	December 31, 2023			December 31, 2022	December 31, 2021

	Non-current	Current	Total	Total	Total
Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss	3	-	3	3	3
Investments securities	3	-	3	3	3
Financial assets at fair value through other comprehensive income that may be reclassified to profit or loss	32	0	32	296	441
Debt securities	32	0	32	296	441
Financial assets at fair value through profit or loss	38	-	38	50	73
Investments at fair value	-	-	-	-	-
Cash collateral paid	29	-	29	42	59
Other	9	-	9	8	14
Financial assets at amortized cost	224	3,173	3,397	3,021	2,752
Fixed-income securities	224	1	225	310	387
Loans and receivables to customers	-	2,394	2,394	2,517	2,297
Loans and receivables to credit institutions	-	778	778	191	66
Other	-	-	-	2	1
Total financial assets related to Orange Bank activities	297	3,174	3,471	3,370	3,268

Debt securities measured at fair value through other comprehensive income that will be reclassified to profit or loss

(in millions of euros)	2023	2022	2021
Debt securities measured at fair value through other comprehensive income that will be reclassified to profit or loss - in the opening balance	296	441	540
Acquisitions	-	405	732
Repayments and disposals	(266)	(538)	(839)
Changes in fair value	2	(12)	-
Other items	-	-	7
Debt securities measured at fair value through other comprehensive income that will be reclassified to profit or loss - in the closing balance	32	296	441

(in millions of euros)	2023	2022	2021
Profit (loss) recognized in other comprehensive income during the period	2	(2)	1
Reclassification adjustment in net income during the period	-	-	0
Other comprehensive income related to Orange Bank	2	(2)	1

Loans and receivables of Orange Bank

Loans and receivables of Orange Bank are composed of loans and receivables with customers and credit institutions.

In the context of adapting the bank's accounts into the Group's financial statements, the following are considered as loans and advances to customers: clearing account as well as amounts related to securities transactions on behalf of customers.

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Overdrafts(1)	763	900	828
Housing loans	883	956	914
Investment loans	58	72	86
Installment receivables(2)	604	519	422
Current accounts	6	28	5
Other	80	42	42
Total loans and receivables to customers	2,394	2,517	2,297
Overnight deposits and loans	695	83	2
Loans and receivables	38	44	45
Other	45	64	19
Total loans and receivables to credit institutions	778	191	66

(1)    Since October 2020, Orange Bank has been engaged in a self-subscribed securitization program of a portfolio of French personal loans for approximately 540 million euros.

(2)    Purchase of Orange Espagne receivables.

Accounting policies

Financial assets

−     Financial assets at fair value through profit or loss (FVR)

Certain equity securities which are not consolidated or equity-accounted and cash investments such as negotiable debt securities, deposits and money market UCITS, which are compliant with the Group’s liquidity risk management policy, may be designated by Orange Bank as being recognized at fair value through profit or loss. These assets are recognized at fair value at initial recognition and subsequently. All changes in value are recorded in profit or loss.

−     Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss (FVOCI)

Equity securities which are not consolidated or equity-accounted are, subject to exceptions, recognized as assets at fair value through other comprehensive income that will not be reclassified to profit or loss. They are recognized at fair value at initial recognition and subsequently. Temporary changes in value and gains (losses) on disposals are recorded as other comprehensive income that will not be reclassified to profit or loss.

−     Financial assets at fair value through other comprehensive income that may be reclassified to profit or loss (FVOCIR)

Assets at fair value through other comprehensive income that may be reclassified to profit or loss mainly include investments in debt securities. They are recognized at fair value at initial recognition and subsequently. Temporary changes in value are recorded in other comprehensive income that may be reclassified to profit or loss. In case of disposal, the cumulative gain (or loss) recognized in other comprehensive income that may be reclassified to profit or loss is then reclassified to profit or loss.

−     Financial assets at amortized cost (AC)

This category primarily comprises various loans and receivables as well as fixed-income securities held for the purpose of collecting contractual flows. These instruments are recognized at fair value at initial recognition and are subsequently measured at amortized cost using the effective interest method.

Impairment of financial assets

In accordance with IFRS 9, debt instruments classified as financial assets at amortized cost or as financial assets at fair value through other comprehensive income, lease receivables, financing commitments and financial guarantees given are systematically subject to impairment or a provision for an expected credit loss. These impairment losses and provisions are recorded as soon as loans are granted, commitments are concluded or bonds are purchased, without waiting for the appearance of an objective indication of impairment.

To do this, the financial assets concerned are divided into three categories according to the change in credit risk observed since their initial recognition and an impairment loss is recorded on the amount outstanding of each of these categories, as follows:

−     Performing loans: the calculation of expected losses is made on a 12-month basis, and the financial income (interest) is calculated on the basis of the gross amount of the instrument;

−     Impaired loans: if the credit risk has significantly deteriorated since the loans were recorded in the balance sheet, the expected losses, estimated over the duration of the loan, are recognized as an impairment or a provision and the financial income (interest) is calculated on the basis of the gross amount of the instrument;

−     Doubtful loans: impairment or a provision is recognized for the expected loss, estimated over the duration of the loan. The financial income is calculated on the basis of the amount of the instrument net of the impairment.

17.1.2      Financial liabilities related to Orange Bank transactions (excluding derivatives)

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Payables to customers(1)	2,601	1,787	1,796
Debts with financial institutions(2)	215	837	1,009
Deposit certificate	219	325	356
Cash collateral deposit	73	82	-
Other(3)	66	112	27
Total Financial liabilities related to Orange Bank activities (4)	3,173	3,143	3,188

(1)    Including 1.2 billion euros from deposits collected via Germany's RAISIN platform.

(2)    Decrease mainly related to repayments to the European Central Bank (TLTROs) of 601 million euros.

(3)    Including 37 million euros of rate hedging credit portfolios reassessment.

(4)    Including 100 million euros in non-current financial liabilities in 2023, 110 million euros in 2022 and 27 million euros in 2021.

Payables related to Orange Bank transactions are composed of customer deposits and bank's payables with credit institutions.

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Current accounts	527	680	764
Passbooks and special savings accounts(1)	800	1,010	995
Term accounts(2)	1,234	40	-
Other	40	57	37
Total payables to customers	2,601	1,787	1,796
Term borrowings and advances	108	700	667
Securities delivered under repurchase agreements	107	137	331
Other	-	-	11
Total debts with credit institutions	215	837	1,009

(1)    At the end of December 2023, 38 million euros has been centralized at Caisse des Dépôts.

(2)    At the end of December 2023, 1.2 billion euros has been collected via the German RAISIN platform.

17.1.3      Derivatives of Orange Bank

Derivatives qualified as fair value hedges

At December 31, 2023, the main unmatured fair value hedges set up by Orange Bank concern the following interest rate swaps:

−     1,044 million euros in notional value (of which 102 million euros maturing in 2024, 110 million euros maturing between one and five years and 832 million euros at more than five years), macro-hedging credit portfolios (lease property restructuring, consumer credit and spread payments). The net fair value of these derivatives at December 31, 2023 is 37 million euros;

−     100 million euros in notional value (of which 100 million euros at more than five years), hedging a portfolio of French fungible Treasury bonds (Obligations Assimilables du Trésor - OAT) of the same amount and maturity. The fair value of these swaps at December 31, 2023 is 14 million euros;

−     20 million euros in notional value hedging a portfolio of French fungible Treasury bonds index-linked to consumer prices harmonized within the euro zone (Obligations Assimilables du Trésor indexées sur l’inflation des prix de la zone euro - OAT€i) of the same amount and maturity, i.e. 2030. The fair value of these swaps at December 31, 2023 is (4) million euros;

−     5 million euros in notional value hedging a portfolio of securities maturing in 2028, whose fair value at December 31, 2023 is close to zero.

The ineffective portion of these hedges recognized in profit or loss in 2023 is not material.

Cash flow hedge derivatives

At January 1, 2020, Orange Bank had documented a micro-hedging of its issues through interest rate swaps which, at the end of 2023, represented:

−     186 million euros in notional value (including 166 million euros maturing in 2024, 10 million euros maturing between one and two years and 10 million euros maturing in 2027), hedging negotiable debt securities issued by the bank, the fair value of which was 4 million euros at December 31, 2023.

Trading derivatives

−     Orange Bank has set up interest rate swaps as economic hedges (not designated as hedges under IFRS) of EIB securities for a total notional amount of 10 million euros maturing in 2029, the fair value of which was 1 million euros at December 31, 2023. The net effects of this economic hedge on profit or loss are not material;

−     Orange Bank has a portfolio of trading swaps with a total notional value of 16 million euros maturing within five years and a total fair value of close to zero at December 31, 2023.

17.2     Information on market risk management with respect to Orange Bank activities

Orange Bank has its own risk management system in accordance with banking regulations. In terms of banking regulation, Orange Bank is under the supervision of the French Prudential Supervision and Resolution Authority (Autorité de contrôle prudentiel et de résolution - ACPR) and must at all times comply with a capital requirement in order to withstand the risks associated with its activities.

Orange Bank’s activities expose it to most of the risks defined by the ordinance of November 3, 2014, relating to the internal control of companies in the banking, payment services and investment services sector subject to the control of the ACPR. The most significant of these risks are:

−     credit risk and counterparty risk: the risk of loss incurred in the event of default by a counterparty or counterparties considered as the same beneficiary;

−     liquidity risk: the risk that Orange Bank will not be able to meet its commitments or not be able to unwind or offset a position due to the market situation;

−     operational risk: the risk resulting from an inadequacy or failure due to procedures, employees or internal systems or to outside events, including events that are unlikely to occur but that would incur a high risk of loss. Operational risk includes the risk of internal and external fraud and IT risk;

−     interest rate risk: the risk incurred in the event of changes in interest rates impacting on-balance sheet and off-balance sheet transactions, excluding, where applicable, transactions exposed to market risk;

−     non-compliance risk: the risk of judicial, administrative or disciplinary sanctions, material financial loss or damage to reputation, arising from non-compliance with provisions specific to banking and financial activities;

−     concentration risk: the risk arising from excessive exposure to a counterparty, to a group of counterparties operating in the same economic sector or geographic area, or the application of credit risk reduction techniques, particularly collateral issued by a single entity;

−     market risk: the risk of loss due to movements in market product prices.

The size of the bank and its moderate risk profile led to the choice of standard methods regarding the application of Regulation No. 575/2013 of the European Parliament and of the Council of June 26, 2013.

Orange Bank is not involved with complex products. For market transactions, the bank’s Executive Committee sets the limits while the Risk Management Department monitors compliance with these limits and the quality of the authorized signatories.

In addition, the Bank has defined and regularly tests its business continuity system. The Bank has also undertaken, as comprehensively as possible, to identify and assess its operational risks, for which it also monitors occurrences.

In line with regulations, and in particular titles IV and V of the ordinance of November 3, 2014, the bank’s Executive Committee, on the recommendation of the Risk Management Department, establishes the institution’s risk policy, which is formalized through the risk appetite framework, and ensures its proper implementation.

The Risk Management Department analyzes and monitors risk, carries out the necessary controls and produces reports for various committees: The Credit Committee (management of credit and counterparty risk), the Risk and Audit Committee (management of operational risks), the Financial Security and Compliance Committee (management of non-compliance risk), the ALM Committee (management of market, interest rate and liquidity risk) and the Executive Committee.

17.2.1      Credit risk and counterparty risk management

Since July 2022, Orange Bank has began migrating its consumer credit distribution platform, previously hosted by Franfinance (Société Générale Group), to Younited Credit. This roll-out was completed in the first quarter of 2023. The bank is thus benefiting from new credit risk management technologies.

The Bank has also reviewed its provisioning models to adapt them to the type of loan portfolio and macroeconomic conditions, resulting in a provision reversal of 6 million euros.

At the end of December 2023, the cost of risk of Orange Bank amount to 56 million euros, including 16 million euros in France and 40 million euros in Spain. Excluding exceptional adjustments (review of macroeconomic outlooks or review of models), the cost of risk is 63 million euros, of which 23 million euros for France and 40 million euros for Spain.

In France, the cost of risk is mainly concentrated in demand deposit accounts due to the increase in outstanding debit balances and in personal loans due to the increase in outstandings since the roll-out of Younited Credit.

In Spain, the cost of risk is mainly related to the increase in Orange Espagne’s mobile handset financing outstandings from 600 million euros at December 31, 2022 to 667 million euros at December 31, 2023 (excluding the provision for credit risk).

17.2.2      Market and interest rate risk management

Orange Bank does not carry out proprietary trading operations. Its market activity mainly consists of investments to optimize liquidity management and purchases of interest rate hedges.

The value of the securities portfolio continues to decrease in line with the bank’s strategy, market risk indicators remain stable and the associated risks are not material.

Fixed-interest securities in investment portfolios are hedged. Orange Bank has no exposure classified as trading book. The interest rate risk, after the capital increase in December 2023, is less than 1% of the CET1 (Common Equity Tier 1) ratio. Finally, the basic risk is not material.

17.2.3      Liquidity risk management

In 2023, Orange Bank continued to manage its liquidity in a prudent manner. At the end of December 2023, the net stable funding ratio (NSFR) is 160% and the LCR (short-term liquidity coverage ratio) reaches 784%. 2023 was characterized by a liquidity surplus related to customer transactions. The deficit has changed from 855 million euros at December 31, 2022 to a liquidity surplus of 84 million euros at December 31, 2023. This change was mainly due to the high level of deposits in term accounts in 2023 (via the RAISIN platform).

Orange Bank has stepped up the diversification of its financing sources through the RAISIN term account program, in order to offset the outflow of customer deposits and the expiration of the European Central Bank's financing programs (TLTROs) for 601 million euros in 2023. RAISIN term account outstandings increased from 40 million euros at December 31, 2022 to 1.2 billion euros at December 31, 2023.

A plan to secure liquidity has been put in place in view of the bank’s context:

−     A committed repo facility with BNP Paribas relating to the Senior tranche of the "Orange Bank Personal Loan 2020" FCT (securitization mutual fund) and a basket of eligible securities;

−     A credit facility for 400 million euros signed between Orange Bank and Orange SA on June 28, 2023.

Orange Bank's financing plan was revised and presented to the ACPR at the end of 2023 to demonstrate that the bank is able to comply with its prudential ratios for solvency (capital requirement) and liquidity (LCR, NSFR and Pillar 2 liquidity) at all times.

This updated financing plan, presented on a monthly basis, is in line with the plans previously communicated to the ACPR and remains in accordance with the Group's financing envelope of 1.3 billion euros approved by the Orange SA Board of Directors on July 25, 2023.

17.2.4      Operational risk management

At bank level, the operational risk guidance scope covers:

−     operational risks carried by all the bank’s activities (management, operating and support activities);

−     operational risks from major and critical external service providers.

Operational risk management is the responsibility of the Permanent Control and Operational Risk Director, who reports to the Executive Director of Risk and Control, a member of the Management Committee, who in turn reports directly to an effective director of Orange Bank.

The operational risk management system is based on the collection of operational incidents and losses, risk mapping, scenario analyses and key risk indicators managed by the operational risk department and monitored within the context of risk appetite, and on the management of insurance policies covering the main types of risks faced by the bank. An inventory and collection of all of the bank’s operational incidents (proven risks), including IT, IT security and non-compliance risks, are in place. Incidents are reported as soon as they are detected by all bank employees in a dedicated IT tool.

Where non-compliance incidents are identified, the Operational Risks Department notifies the Compliance Department, which is responsible for monitoring and managing them.

The operational losses sustained by the entity amounted to 2 million euros at December 31, 2023, a substantial decrease compared with the previous year. They amounted to 3 million euros in 2022 and 1 million euros in 2021. The losses recorded in 2023 are mainly due to external fraud, particularly credit fraud, as well as, to a lesser extent, commercial disputes and execution errors. Action plans have been drawn up in collaboration with the business lines to mitigate the various types of risk described above and to further secure the various processes, given the Orange group’s announced intention to wind down its banking activities.

17.2.5      Non-compliance risk management

Orange Bank’s Compliance function is part of the Compliance, Financial Security and Investment Services Compliance Department, whose Director is a member of the Executive Committee. This function is impartial and independent from the operational business lines to safeguard its objectivity. It is also a local function responsible for ensuring that all of the bank’s business lines adhere to the compliance system.

The main mission of Compliance is to oversee the management of non-compliance risk. It ensures that the level of non-compliance risk to which Orange Bank is exposed is compatible with the guidelines and policies set by the Board of Directors in this area, as well as with the overall limits for financial, non-financial and operational risk (e.g. reputational risk, regulatory sanctions, etc.).

In this context, Compliance implements all actions aimed at ensuring compliance with the requirements of external and internal standards (organization, processes, procedures). These actions take place along the entire value chain, from the execution of transactions by the various business lines to their monitoring by Compliance.

As the first level of control, employees and their superiors identify the risks arising from their activity and comply with the procedures and limits set out in the General Procedures and operating procedures. They are in particular responsible for:

−     implementing operational controls and first-level controls that can be formalized, tracked and reported on;

−     formalizing and verifying compliance with the procedures for processing transactions, detailing the responsibilities of those involved and the types of controls carried out;

−     verifying the compliance of transactions;

−     implementing the recommendations drawn up by the second-level control functions for the first-level control system;

−     reporting to and alerting second-level control functions. As the second level of control, Compliance verifies in particular that the risks have been identified, assessed and managed by the first level of control in accordance with the rules and procedures in place.

In particular, Compliance is responsible for overseeing:

−     the compliance of transactions executed by employees in accordance with the laws, regulations and professional standards;

−     the implementation of compliance recommendations by first-level control;

−     the adoption and monitoring of remedial action plans where non-compliance risks have been identified.

In addition, the compliance function within Orange Bank mainly consists of:

−     producing and updating internal standards and procedures within its remit;

−     advising and assisting operational business lines in their decision-making;

−     raising awareness and training all employees on compliance issues, depending on the transactions they execute;

−     reporting regularly to the supervisory authorities;

−     regularly assessing non-compliance risk, mapping risks and fulfilling its duty to alert General Management;

−     monitoring changes in the laws and regulations in coordination with the legal department in order to incorporate new standards into internal processes (general policies, charters, codes and operating procedures) and to inform employees and the various business lines of these changes;

−     verifying, as a second-level control function, the implementation of administrative, legislative and regulatory provisions as well as professional or internal standards.

Compliance also covers the areas of financial security and data protection, which are, from an organizational viewpoint, managed respectively by the Head of Financial Security, who reports to the Director of Compliance, Financial Security and Investment Services Compliance (on financial security) and by the Data Protection Officer within the legal department.

In relation to training and raising employee awareness, the Human Resources Department training unit, in conjunction with Compliance, establishes and monitors employee training courses, which are the foundation of the compliance system. Mandatory training programs are organized for all new arrivals. In 2023, 100% of employees attended Regulatory and Compliance Overview training course.

Similarly, all employees concerned attended a training course on anti-money laundering and terrorist financing and 90% attended a Group training course on anti-corruption. Furthermore, other mandatory and regulatory training programs (particularly on real estate loans, consumer credit and the claims management system) were provided to the employees concerned.

17.2.6      Remaining term to maturity

The following table details the remaining terms of Orange Bank’s financial assets and liabilities, calculated on the basis of the contractual maturity dates:

−     maturity-by-maturity for amortizable transactions;

−     for roll-over loans, since renewals cannot be presumed, the renewal dates are taken to be the final maturity dates;

−     since the derivatives are interest rate swaps and forwards contract, they are not subject to any exchange of notional amounts. Their fair value has been broken down by maturity.

(in millions of euros)	Note	December 31, 2023	2024	2025 to 2028	2029 and beyond
Investments securities	17.1.1	3		3
Debt securities	17.1.1	32		32
Investments at fair value	17.1.1
Fixed-income securities	17.1.1	225	18	86	120
Loans and receivables to customers	17.1.1	2,394	778	928	688
Loans and receivables to credit institutions	17.1.1	778	778	-	-
Other financial assets and derivatives		109	35	4	70
Total financial assets		3,542	1,609	1,054	879
Payable to customers	17.1.2	2,601	2,601	-	-
Debts with financial institutions	17.1.2	215	215	-	-
Deposit certificate	17.1.2	219	199	20	-
Other financial liabilities and derivatives		158	77	3	78
Total financial liabilities		3,193	3,092	23	78

17.2.7      Fair value of financial assets and liabilities of Orange Bank

(in millions of euros)			December 31, 2023

		Classification under IFRS 9(1)	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Loans and receivables(2)	17.1.1	AC	3,173	3,000	-	3,000	-
Financial assets at amortized cost	17.1.1	AC	225	209	209	-	-
Financial assets at fair value through profit or loss	17.1.1	FVR	38	37	37	-	-
Debt securities	17.1.1	FVOCIR	32	32	32	-	-
Investments securities	17.1.1	FVOCI	3	3	3	-	-
Cash and cash equivalent(3)	17.1	AC	79	79	79	-	-
Financial liabilities related to Orange Bank activities	17.1.2	AC	(3,173)	(3,173)	-	(3,173)	-
Derivatives (net amount)(4)	17.1.3		51	51	-	51	-

(1)    "AC" stands for "amortized cost", "FVR" stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss", "FVOCIR" stands for "fair value through other comprehensive income that may be reclassified to profit or loss".

(2)    Loans and receivables were remeasured using an actuarial method, taking into account the changes in interest rates.

(3)    Includes only cash.

(4)    The classification for derivatives depends on their accounting qualification.

(in millions of euros)			December 31, 2022

		Classification under IFRS 9(1)	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Loans and receivables	17.1.1	AC	2,708	2,708	-	2,708	-
Financial assets at amortized cost	17.1.1	AC	313	313	313	-	-
Financial assets at fair value through profit or loss	17.1.1	FVR	50	50	50	-	-
Debt securities	17.1.1	FVOCIR	296	296	296	-	-
Investments securities	17.1.1	FVOCI	3	3	3	-	-
Cash and cash equivalent(2)		AC	79	79	79	-	-
Financial liabilities related to Orange Bank activities	17.1.2	AC	(3,143)	(3,143)	-	(3,143)	-
Derivatives (net amount)(3)			54	54	-	54	-

(1)    "AC" stands for "amortized cost", "FVR" stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss", "FVOCIR" stands for "fair value through other comprehensive income that may be reclassified to profit or loss".

(2)    Includes only cash.

(3)    The classification for derivatives depends on their accounting qualification.

(in millions of euros)			December 31, 2021

		Classification under IFRS 9(1)	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Loans and receivables	17.1.1	AC	2,363	2,363	-	2,363	-
Financial assets at amortized cost	17.1.1	AC	387	387	387	-	-
Financial assets at fair value through profit or loss	17.1.1	FVR	73	73	73	-	-
Debt securities	17.1.1	FVOCIR	441	441	441	-	-
Investments securities	17.1.1	FVOCI	3	3	3	-	-
Cash and cash equivalent(2)		AC	360	360	360	-	-
Financial liabilities related to Orange Bank activities	17.1.2	AC	(3,188)	(3,188)	-	(3,188)	-
Derivatives (net amount)(3)			(58)	(58)	-	(58)	-

(1)    "AC" stands for "amortized cost", "FVR" stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss", "FVOCIR" stands for "fair value through other comprehensive income that may be reclassified to profit or loss".

(2)    Includes only cash.

(3)    The classification for derivatives depends on their accounting qualification.

17.3     Orange Bank’s unrecognized contractual commitments

At December 31, 2023, Orange Bank is not aware of having entered into any commitment that may have a material effect on its current or future financial position, other than the commitments mentioned below.

Commitments given

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Financing commitments(1)	17	53	88
Guarantee commitments	5	5	6
On behalf of financial institutions	3	3	4
On behalf of customers	2	2	2
Property lease commitments	-	-	-
Total	22	59	94

(1)      Corresponds to credit commitments granted to customers, credits granted but not yet released and unused portion of financing granted.

Commitments received

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Received from financial institutions(1)	1,284	932	871
Received from customers(2)	68	76	88
Total	1,352	1,008	959

(1)      Corresponds to guarantees received from Crédit Logement to counter-guarantee real estate loans distributed in the amount of 831 million euros, and a financing commitment received from BNP Paribas in the amount of 450 million euros.

Assets covered by commitments

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Assets pledged as security to lending financial institutions as guarantees for bank loans(1)	126	726	848
Total	126	726	848

(1)    Corresponds to securities pledged by Orange Bank to financial lending institutions as guarantees for bank loans.

Note 18      Litigation

This note presents all of the significant litigation in which the Group is involved with the exception of litigation relating to disputes between Orange and the tax or social security administrations over tax, income taxes or social security contributions. These litigation are described, respectively, in Notes 6.2 and 10.3, as appropriate.

At December 31, 2023, the provisions for risks recorded by the Group for all its litigation (except those presented in Notes 6.2 and 10.3) amount to 283 million euros (387 million euros at December 31, 2022 and 405 million euros at December 31, 2021). Orange believes that any disclosure of the amount of provisions on a case-by-case basis for ongoing disputes could seriously harm the Group’s position. The balance and overall movements in provisions are presented in Note 5.2.

France

Mobile services

−     As part of the compensation proceedings between Digicel and Orange (implementation of anti-competitive practices on the mobile and fixed-to-mobile markets in the French Caribbean and French Guiana in the early 2000s and sanctioned by the French Competition Authority in 2009), the Commercial Court of Paris ordered Orange to pay Digicel 346 million euros after interests discounting. In June 2020, the Paris Court of Appeal reversed the discounting method applied to the damages set forth in the judgment rendered by the Commercial Court of Paris in December 2017 and ordered Orange to pay Digicel the sum of 249 million euros. Following this judgment, Orange has been refunded 97 million euros. In March 2023, the Supreme Court partially quashed and annulled the Paris Court of Appeal's ruling of June 17, 2020 on the specific point of the progressive nature of the basis on which interests are applied to compensate for the cash flow loss associated with the discounting of the principal loss. Orange referred the case to the Court of Appeal in March 2023. The proceedings are ongoing.

Fixed services

−     Following the final decision of the French Competition Authority to fine Orange 350 million euros for having implemented four anti-competitive practices in the "enterprise" market segment on December 17, 2015, several players, including Adista, filed actions for damages against Orange. The proceedings before the Paris Commercial Court between Adista and Orange, which are now the only ones in progress in this case, are ongoing and are currently in the deliberation phase.

−     In the dispute between Orange and SFR over fixed telephony retail offers for second homes, in September 2021 the Court of Appeal ordered SFR to return the sums awarded to it (i.e. 53 million euros). SFR then appealed again to the Supreme Court. In a ruling dated October 18, 2023, the Supreme Court dismissed SFR's appeal in its entirety. The case is now closed.

−     In the dispute between Bouygues Telecom and Orange before the Commercial Court of Paris regarding the quality of service of Orange's wholesale offers on the copper local loop, Bouygues Telecom is seeking damages estimated at 85 million euros. Orange considers these claims to be unfounded.

−     In December 2023, Iliad brought an action against Orange before the Commercial Court of Paris regarding the quality of service of Orange's wholesale offers on the copper local loop. Iliad is claiming 49 million euros. Orange considers these claims to be unfounded.

−     On February 24, 2023, Bouygues Telecom and SDAIF (Société de Développement pour l'Accès à l'Infrastructure Fibre) brought an action against Orange before the Commercial Court of Paris regarding the mechanism for returning FTTH connections, which allows commercial telecom operators with access to Orange's fiber network to connect their end-customers themselves and have part of the cost of this connection returned to them when the line is taken over by a new commercial operator. Bouygues Telecom and SDAIF maintain that the mechanism put in place by Orange does not comply with the regulations and are claiming 125 million euros, revalued at the end of January 2024 at 152 million euros, corresponding, according to them, to the refunds due in respect of terminations of FTTH lines since the origin of the contract. Orange considers these allegations to be unfounded.

Other proceedings in France

−     In June 2018, Iliad filed for summary judgment against Orange SA before the presiding judge of the Commercial Court of Paris, aiming to ban some of its mobile telephony offers proposing mobile handsets at attractive prices accompanied by subscription packages, on the grounds that they constituted consumer credit offers. In October 2020, Iliad had estimated its losses at 790 million euros, which it has since revalued at 810 million euros. The case is currently before the judges deciding on the merits of the case.

−     Orange Bank is involved in a historical dispute in which a plaintiff is claiming a total of approximately 310 million euros for the financial loss it claims to have suffered. As the Group believes these claims to be unfounded and is strenuously challenging them, it has not recognized any financial liability.

−     In the dispute between ASSIA and Orange regarding an alleged infringement of two patents relating to the dynamic xDSL line management, for which ASSIA was claiming a provision of 500 million euros in damages as compensation for its financial loss, which it estimated at 1,418 million euros, the Paris Judicial Court in September 2023 dismissed ASSIA's claims in their entirety. ASSIA has 3 months from the date of service of the judgment to lodge an appeal. The proceedings are ongoing.

−     On November 7, 2023, ARCEP (Autorité de régulation des communications électroniques, des postes et de la distribution de la presse) fined Orange SA 26 million euros for failing to comply by April 14, 2021 with its commitment made in 2018 on the grounds of article L.33-13 of the French postal and electronic communication code to make 100% of homes and professional premises in the communes listed in its commitment connectable or connectable on demand to fiber. The penalty has been enforced, but Orange has also filed a complaint with the French Council of State to challenge the legitimacy and proportionality of the penalty.

United Kingdom

−     In December 2018, the directors of former UK retailer Phones 4U, (which is in administration and no longer trading), filed a complaint against the three main UK mobile network operators, including EE, and their parent companies, including Orange. The Phones 4U claim (for an unquantified amount) is currently being challenged in the UK courts. By judgment dated November 10, 2023, the judge dismissed Phones 4U's claim in its entirety. The proceedings are ongoing.

Poland

−     In 2015, the Polish operator P4 filed two compensation claims for a total of 630 million zlotys (145 million euros) jointly against three operators (including Orange Polska and Polkomtel), seeking compensation for the loss it claims to have suffered as a result of the retail rates that these three operators charge for calls to P4’s network.

Regarding the first compensation claim of P4’s polish operator opponents for 316 million zlotys (73 million euros), in January 2022 the Supreme Court dismissed Polkomtel’s appeal against the Court of Appeal’s decision which had reversed the judgment of the court dismissing P4’s claim and sent the decision back to the Court of First instance.

P4's second claim for 314 million zlotys (72 million euros) was joined to the first one in May 2023. The parties have requested the intervention of T-Mobile Polska in the proceedings, which it has accepted. The proceedings are ongoing.

Africa & Middle East

−     A number of shareholder disputes are ongoing between the joint venture comprising Agility and Orange, on the one hand, and its Iraqi co-shareholder in the capital of the Iraqi operator, Korek Telecom, on the other hand. These disputes, which concern various breaches of contractual documents, are the subject of p-litigation proceedings and arbitral and judicial proceedings in various countries. In one of these disputes, on March 20, 2023, an arbitration court set up under the aegis of the International Chamber of Commerce made a final award: noting various breaches of the shareholders' agreement and tortious acts committed by the Iraqi co-shareholder (including collusion with the Iraqi telecommunications regulator (CMC) to obtain a decision to cancel the March 2011 partnership between the operator Korek Telecom, Agility and Orange), the arbitral court awarded 1.7 billion American dollars in damages for the benefit of the joint venture between Agility and Orange. In addition, on March 19, 2019, following an administrative decree adopted by the Iraqi Ministry of Trade and Industry, the General Register of companies in Erbil (Iraqi Kurdistan) restored the shareholding structure of Korek Telecom as it existed before Orange and Agility had acquired a stake. As a result, the registration of the Korek Telecom shares in the name of the original shareholders was imposed without any compensation or reimbursement of the amounts invested. Orange thus considers that it was unlawfully expropriated of its investment and, on March 24, 2019, sent a notice of dispute to the Republic of Iraq based on the Bilateral lnvestment Treaty between France and Iraq. In the absence of an amicable settlement with the Iraqi State, Orange submitted a request for arbitration with the International Center for the Settlement of Investment Disputes (ICSID) on October 2, 2020.

In order to provide its telecommunication services, the Group sometimes uses the fixed assets of other parties and the terms of use of these assets are not always formalized. The Group is sometimes subject to claims and might be subject to future claims in this respect, which could result in a cash outflow in the future. The amount of the potential obligations or future commitments cannot be measured with sufficient reliability due to the legal complexities involved.

Other than proceedings that may be initiated in respect of disputes between Orange and the tax or social security authorities over tax, income taxes and social security contributions (see Notes 6.2 and 10.3), there are no other administrative, legal or arbitration proceedings, including any proceedings that are pending, suspended or threatened, of which Orange is aware, which may have or have had in the last 12 months a material impact on the Company’s and/or Group’s financial position or profitability.

Note 19      Subsequent events

Completion of the aquisition of OCS and Orange Studio by Canal+ Group

On January 9, 2023 Orange and the Canal+ Group announced the signature of a memorandum of agreement for the acquisition by the Canal+ Group of all the shares held by Orange in the OCS pay TV package and in Orange Studio, the film and series co-production subsidiary. The Canal+ Group will become the sole shareholder of both companies following this transaction.

On January 12, 2024, the French Competition Authority authorized the transaction subject to commitments made by the Canal+ group.

On January 31, 2024, Orange and the Canal+ Group completed this transaction, which should result in a loss of around 170 million euros in the Orange Group’s consolidated accounts. Following this transaction, the Canal+ group becomes the sole shareholder of both companies.

As part of this transaction, Orange has granted Canal+ standard and specific guarantees.

Favorable decision of the Spanish Constitutional Court on a tax dispute in progress

Orange Espagne has initiated a dispute over the measure limiting the use of tax loss carryforwards that was introduced since 2016 which limits the amount of tax losses that can be offset to 25% of taxable income (compared with 70% previously). Orange Espagne is claiming a total of around 180 million euros for fiscal years 2017 to 2021.

At December 31, 2023, no asset was recognized in relation to this dispute.

On January 18, 2024, the Constitutional Court (high court in the country) ruled that this measure was illegal. The National Court (Audiencia Nacional) will confirm this decision in the context of the dispute initiated by Orange Espagne.

Tax dispute in Spain on the business activity tax (IAE « Impuesto de Actividades Económicas »)

Orange Espagne contests the conformity of business activity tax (« Impuesto de Actividades Económicas ») with the European directives and claims the restitution of the amounts paid for this tax for the years 2003-2021. Orange Espagne has thus initiated various disputes relating to this tax.

On 5 February 2024, a favorable decision for Orange Espagne was issued by the National Court (Audiencia National) ordering the tax authorities to reimburse an amount of 174 million euros (including interest) for the years 2012 to 2018. The administration may appeal this decision within 30 days of the decision.

Disputes for years 2003-2011 and 2019-2021 remain open to date and follow specific procedures.

Note 20      Main consolidated entities

At December 31, 2023, the scope of consolidation consists of 387 entities.

The main changes in the scope of consolidation in 2023 are presented in Note 3.2.

Regarding subsidiaries with non-controlling interests:

−     the financial statements for the groups Orange Polska, Jordan Telecom, Orange Belgium, Sonatel and Orange Côte d'Ivoire are published, respectively, at the Warsaw Stock Exchange, the Amman Stock Exchange, the Brussels Stock Exchange and the Regional Stock Exchange (BRVM), those companies being quoted;

−     the other subsidiaries do not make up a material proportion of Orange’s financial aggregates and their financial information is not presented in the Notes to Consolidated Financial Statements of the Orange's group.

Pursuant to Regulation No. 2016-09 of December 2, 2016 of the ANC (Autorité des normes comptables financières - French accounting standards authority), the full list of companies included in the scope of consolidation, companies not included in the scope of consolidation and non-consolidated equity securities is available on the Group’s website ( https://gallery.orange.com/finance#lang=en&v=5c6a1b51-a537-454e-b2d3-6e4664be2c6a)

The list of the main operating entities shown below was determined mainly based on their contributions to the following financial indicators: revenue and EBITDAaL.

Company		Country
Orange SA	Parent company	France
Main consolidated entities
France	% Interest	Country
Orange SA - France Business Unit	100.00	France
Orange Concessions and its subsidiaries (1)	50.00	France
Orange Store	100.00	France

Europe	% Interest	Country
Orange Belgium	78.32	Belgium
Orange Espagne and its subsidiaries	100.00	Spain
Orange Moldova	94.45	Moldova
Orange Polska and its subsidiaries	50.67	Poland
Orange Romania	100.00	Romania
Orange Romania Communications and its subsidiary	54.01	Romania
Orange Slovensko	100.00	Slovakia
VOO SA and its subsidiaries	58.74	Belgium

Africa & Middle-East	% Interest	Country
Jordan Telecom and its subsidiaries	51.00	Jordan
Médi Telecom and its subsidiaries (2)	49.00	Morocco
Orange Botswana	73.68	Botswana
Orange Burkina Faso	85.80	Burkina Faso
Orange Cameroon	94.40	Cameroon
Orange Côte d'Ivoire and its subsidairies	72.50	Côte d'Ivoire
Orange Egypt for Telecommunications and its subsidiaries	99.96	Egypt
Orange Guinée (3)	37.60	Guinea
Orange Mali (3)	29.38	Mali
Orange RDC	100.00	Congo
Sonatel (3)	42.33	Senegal

Orange Business	% Interest	Country
Orange SA - Orange Business Unit	100.00	France
Orange Business Services SA and its subsidiaries	100.00	France
Orange Business Services Participations and its subsidiaries	100.00	France
Orange Cyberdefense and its subsidiaries	100.00	France
Globecast Holding and its subsidiaries	100.00	France

International Carriers & Shared Services	% Interest	Country
Orange SA - IC&SS Business Unit	100.00	France
FT IMMO H	100.00	France
OCS	66.67	France
Orange Brand Services	100.00	United Kingdom

Mobile Financial Services	% Interest	Country
Orange Bank	100.00	France

Totem	% Interest	Country
Totem France	100.00	France
Totem Spain	100.00	Spain

(1)    Orange Concessions is consolidated using the equity method.

(2)    Orange SA controls and consolidates Médi Telecom and its subsidiaries through a 49% equity interest and a 1,1% usufruct.

(3)    Orange SA controls Sonatel and its subsidiaries, which are fully consolidated, under the terms of the shareholders' agreement as supplemented by the Strategic Committee Charter dated July 13, 2005 (Orange SA owns and controls 100% of Orange MEA, which owns and controls 42.33% of Sonatel Group).

Note 21      Auditors’ fees

As required by Decree no. 2008-1487 of December 30, 2008, the following table shows the amount of fees of the auditors of the parent company and their partner firms in respect of the fully consolidated subsidiaries.

(in millions of euros)	Audit and related services					Other services rendered by auditors' networks to fully-consolidated subsidiaries	Total
	Statutory audit fees, certification, auditing of the accounts		Services required by the law		Sub-total
		o/w issuer		o/w issuer
Deloitte
2023	11.4	4.8	0.0	-	11.4	0.2	11.6
%	98%	41%	0%	--	98%	2%	100%
2022	8.8	4.6	0.0	-	8.8	0.3	9.1
%	96%	50%	0%	-	97%	3%	100%
2021	8.2	4.6	0.0	-	8.2	0.1	8.4
%	98%	55%	0%	-	99%	1%	100%
KPMG
2023	11.7	4.5	0.4	-	12.1	0.7	12.8
%	91%	35%	3%	--	95%	5%	100%
2022	10.9	4.3	0.1	-	11.0	0.9	11.9
%	92%	36%	1%	-	92%	8%	100%
2021	9.9	4.4	0.2	0.2	10.1	0.4	10.5
%	94%	42%	2%	2%	96%	4%	100%
EY
2022	-	-	-	-	-	-	-
2021	-	-	-	-	-	0.4	0.4
%	-	-	-	-	-	100%	100%

The services provided by the statutory auditors were authorized pursuant to the rules adopted by the Audit Committee and updated each year since October 2016. No fiscal services were provided by the statutory auditors.

ORANGE

Date: February 15, 2024	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations